Form 10-K405, Exhibit 13
period 1997-03-01
FINISH LINE INC /DE/
filed 1997-05-16
CIK 886137

                                                                      EXHIBIT 13

                                  FINISH LINE

                              1997 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(In thousands, except per share and store operating data)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     YEAR ENDED
----------------------------------------------------------------------------------------------------------------------------------
                                                    MARCH 1,    FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 28,
                                                     1997          1996           1995         1994         1993
----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
    Net sales                                      $332,002      $240,155      $191,623     $157,011     $129,547
    Gross profit                                    102,815        71,243        58,897       49,520       43,823
    Selling, general and administrative
     expenses(1)                                     72,282        54,254        44,548       36,678       28,667
    Operating income                                 30,533        16,989        14,349       12,842       15,156
    Income before income taxes                       31,357        16,097        14,032       12,658       14,689
    Income taxes                                     12,544         6,439         5,618        5,063        2,812(2)
    Net income                                     $ 18,813      $  9,658      $  8,414     $  7,595     $ 11,877
----------------------------------------------------------------------------------------------------------------------------------
PRO FORMA INCOME STATEMENT DATA(3):
    Pro forma income before income taxes                                                                 $ 14,899
    Pro forma income taxes                                                                                  5,960
----------------------------------------------------------------------------------------------------------------------------------
    Pro forma net income                                                                                 $  8,939
==================================================================================================================================
SHARE DATA:
    Fully diluted net income per share
      (pro forma for fiscal 1993)(3)               $    .79      $    .47      $    .41     $    .37     $    .47
==================================================================================================================================
    Weighted average shares(4)                       23,761        20,712        20,630       20,634       18,974
==================================================================================================================================
----------------------------------------------------------------------------------------------------------------------------------
SELECTED STORE OPERATING DATA:
    Number of stores:
      Opened during period                               35            35            30           35           27
      Closed during period                                4             5             4            1            1
      Open at end of period                             251           220           190          164          130
    Total square feet(5)                          1,088,419       870,340       691,831      565,588      435,784
    Average square feet per store(5)                  4,336         3,956         3,641        3,449        3,352
    Net sales per square foot for stores open
      entire period                                $    352      $    308      $    300     $    316     $    324
    Increase (decrease) in comparable store
      net sales(6)(7)                                   16.0%         3.4%          1.7%        (2.3%)        8.3%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
MARKET PRICE OF COMMON STOCK:
    QUARTER ENDED                                        FISCAL 1997                     FISCAL 1996
----------------------------------------------------------------------------------------------------------------------------------
                                                    HIGH             LOW             HIGH            LOW
----------------------------------------------------------------------------------------------------------------------------------
    May                                            $14.19            4.38           $4.63          $ 2.88
    August                                          16.00            9.88            6.38            3.94
    November                                        24.63           15.63            4.82            4.00
    February                                        28.00           18.25            4.63            3.25

The Class A Common Stock has traded on the NASDAQ National Market System since the Company became a public entity in June 1992. Since its initial public offering in June 1992, the Company has not declared any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. See Management's Discussion and Analysis and Note 3 of Notes to Financial Statements for restrictions on the Company's ability to pay dividends.

The Company's fiscal year ends on the Saturday nearest the end of February starting with fiscal 1997. For fiscal 1996 and prior, the Company's fiscal year ended at the end of February. As used in this Report, "fiscal 1993," "fiscal 1994", "fiscal 1995", "fiscal 1996" and "fiscal 1997" refer to the Company's fiscal years ended February 28, 1993, February 28, 1994, February 28, 1995, February 29, 1996 and March 1, 1997, respectively. "Fiscal 1998" and "fiscal 1999" refer to the Company's fiscal years ending February 28, 1998 and February 27, 1999, respectively.

For footnote explanations see page 14.

Except for the historical information contained herein, the matters discussed in this Annual Report are forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those expressed in any of the forward looking statements. Such risks and uncertainties include, but are not limited to, product demand and market acceptance risks, the effect of economic conditions, the effect of competitive products and pricing, the availability of products, management of growth, and the other risks detailed in the Company's Securities and Exchange Commission filings.

TO OUR STOCKHOLDERS

Fiscal 1997 was an exciting and prosperous year for Finish Line and our stockholders. In addition to record store sales and profits, our stock price rose from $4.38 at the beginning of the fiscal year to close at $21.50 at fiscal year end, a 391% increase. The Company also issued a 2 for 1 stock dividend and completed two stock offerings raising approximately $84 million in additional capital to accommodate accelerated growth plans and strengthen the Company's balance sheet.

FISCAL 1997 RESULTS AND ACHIEVEMENTS

Finish Line had its twenty-first consecutive year of record sales. Net sales for the year were $332,002,000, an increase of 38.2% over last year. We opened 35 new mall stores and closed 4 to end the year at 251 stores in 27 states, including our first stores in Alabama and Colorado. We added a net 218,000 square feet of new retail space, increasing our total square footage to 1,088,000, a 25.1% increase over last fiscal year. We continued our strategy of opening larger stores within malls during fiscal 1997, as we still believe the most desirable athletic specialty retail locations are in malls anchored by major department stores. We feel these larger stores give us a competitive edge against the mall competition and allow us to create a more compelling and exciting shopping environment with broader and deeper product representations in most categories. These larger stores also improve our ability to compete against large box athletic retailers outside the malls. This year, our average store size has increased 9.6% to 4,336 square feet compared to 3,956 square feet at the end of last fiscal year. The new stores opened (excluding our two "large format" stores in Buffalo and Denver) averaged approximately 5,150 square feet.

Comparable store sales increased 16.0% against a 3.4% increase the previous year. Footwear comparable sales increased 16.8% and activewear/accessories increased 14.0%. Comparable store footwear sales remained strong and consistent throughout the fiscal year ranging from 14% to 20% increases quarterly. Activewear/accessories comparable store sales also remained strong throughout the year, but were more volatile ranging from 8% to 21% increases quarterly, with the highest percentage increase occurring during the second and third quarters of the fiscal year. Record net earnings for the year were $18.8 million up 94.8% compared to $9.7 million for fiscal 1996, resulting in net income equal to 5.7% of sales compared to 4.0% last year. Earning per share for fiscal 1997 increased 68.1% to $.79 up from $.47 the previous year. Our gross profits as a percentage of sales increased 1.3% to 31.0% (from 29.7%) with product margin increasing .7% and occupancy cost improving .6%. Selling, general and administrative expenses, as a percentage of sales, continued to improve, decreasing .8% to 21.8% versus 22.6% in fiscal 1996. This .8% decrease was on top of the .6% decrease realized the prior year. Merchandise inventories were $82.0 million at fiscal year end versus $76.1 million at February 29, 1996. This is a 7.8% increase during a year in which sales increased by 38.2% and retail square footage increased by 25.1%. On a per square foot basis, inventories at March 1, 1997 decreased 13.8% versus February 29, 1996 and reflects the Company's strategy of turning merchandise inventories faster while improving product margins.

These results, combined with our two stock offerings this fiscal year, have further strengthened our balance sheet and positioned the Company to accelerate its growth plans for next year. Our current ratio has improved at 3.6 to 1.0 versus 1.7 to 1.0 at the end of fiscal 1996 and we ended the year with no debt. Stockholders' equity increased $106,727,000 to $169,875,000 as of March 1, 1997. For a detailed and complete explanation of our fiscal year end financial results, please refer to the MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS portion of this report.

Nike continued as our primary vendor in both footwear and activewear, with consistent introductions of exciting products throughout the year. Adidas and Converse also provided strong products substantially increasing their sales in our stores. We believe these product trends will continue into fiscal 1998.

EMPHASIS ON LARGER STORES

For fiscal year 1998, we are planning a 40 to 45% increase in retail square footage, adding over 435,000 square feet to our approximate 1.1 million square feet of retail space operating at fiscal year end 1997. These plans call for 50 to 60 new stores and 10 to 15 significant expansions and remodels of existing stores, with a greater emphasis on our larger format stores. The store photographs in this report highlight our larger store formats. We now characterize stores over 10,000 square feet as our larger store formats and stores under 10,000 square feet as "traditional format" stores. Our larger store formats includes two classifications; "medium format" which are stores 10,000 to 15,000 square feet and "large format" which are stores over 15,000 square feet. In fiscal 1997 we opened 2 "large format" stores and converted 2 "traditional format" stores to "medium format" stores. The "medium format" concept was developed to enhance our larger store real estate opportunities. Securing good mall real estate is easier, especially in mature and better performing malls, in less than 15,000 square foot increments. We challenged our store designers, buyers and merchandisers to create a store that would capture the ambiance and excitement of our "large format" store in 10,000 to 15,000 square feet. The result is a functional and well conceived take down of the "large format" store using similar design features, fixtures and store finishes including floor, ceiling, walls and lighting. We are pleased by the reaction of our customers, vendors and mall developers to our new "medium format" concept and remain optimistic about the future of the concept based upon the performance of the two "medium format" stores opened during fiscal 1997. Our expansion plans for fiscal 1998 include a greater emphasis on these larger stores. We anticipate 15 store openings over 10,000 square feet in this fiscal year, including new stores and the expansion and remodeling of existing stores.

CHALLENGES AND GOALS

A major challenge for Finish Line in Fiscal 1998 will be to continue the momentum of our record performance for fiscal 1997. We must maintain our entrepreneurial spirit and continue to grow our Company without becoming tired and complacent and indistinguishable from our competition. We must strive to be different and to set new standards and criteria within our industry by continuing to push the envelope in the design and merchandising of our stores. We have made important changes and improvements to our Company's infrastructure over the past two years. Our record performance this year shows these changes were correct and have proven to be effective.

Our company must continue down this path, always open to new ideas and strategies that may provide a better way to accomplish our goals and fulfill the Company's mission statement, which is:

To create and operate a superior athletic specialty retail entity -- by combining conceptual innovation which includes an entertaining and exciting retail environment, the most current information technologies and systems, capable and focused management, and the dedicated and motivated work force empowered with the proper resources -- in order to provide customers a beneficial and unique shopping experience.

The words of our mission statement call for this continual need for change -- to be innovative -- to be current -- to be unique.

We are grateful for the hard work of our 5,500 employees and also for the loyalty of our customers and support of our stockholders. We also understand our record performance in fiscal 1997 required the cooperation, assistance and good wishes of many other people and companies. We appreciate this help from our business partners and recognize how important they are to our past and future success. This group includes our product vendors who developed and marketed exciting and innovative product for our stores. Also included are the mall developers who had the foresight to test our larger format stores, and the confidence and trust in our Company to successfully develop these special stores and make certain that the best athletic specialty concept in the industry remains in the mall.

We invite them to join with us in further building our already successful Company to greater achievements in years to come.

                                    Sincerely,

                                    /s/ Alan H. Cohen
                                    Alan H. Cohen,
                                    President

BUSINESS REVIEW

GENERAL

Over the last 20 years, Finish Line has grown beyond its small company beginnings into one of the largest specialty retailers of brand name athletic, outdoor and casual footwear, activewear and accessories in the United States. As of April 1, 1997, the Company operated 260 stores in 27 states. Finish Line stores generally carry the largest selection of men's, women's and children's athletic and casual shoes in the mall, as well as a broad assortment of activewear and accessories all at competitive prices. Brand names offered by the Company include Nike, Fila, adidas, Reebok, Converse, Champion, Asics, Airwalk, Logo Athletic, Timberland and New Balance.



                             [PHOTO APPEARS HERE]
                        IRONDEQUOIT MALL, ROCHESTER, NY




                             [PHOTO APPEARS HERE]
                         PARK MEADOWS MALL, DENVER, CO

We distinguish ourselves from other athletic footwear specialty retailers through our larger mall-based store formats. Finish Line stores average approximately 4,300 square feet, and the stores we opened during fiscal 1997 averaged approximately 6,200 square feet. We strive to create an exciting and entertaining retail environment by continually updating our unique and highly functional store designs, while the larger store size permits greater product depth and merchandising flexibility. Since activewear and accessories generally carry higher gross margins, Finish Line devotes a greater percentage of its sales area to these products than typical athletic footwear specialty stores. Activewear and accessories accounted for approximately 32% of the Company's net sales in fiscal 1997.

OPERATING STRATEGIES

Finish Line is committed to being a leading specialty retailer of athletic footwear and activewear in every market we serve. To achieve this, we have developed the following elements to our business strategy:

 . EMPHASIS ON CUSTOMER SERVICE AND CONVENIENCE. We are committed to making the shopping experience at Finish Line rewarding and enjoyable. We achieve this by providing convenient mall-based locations with highly functional store designs, offering competitive prices on brand name products, maintaining optimal in-stock levels of merchandise and employing knowledgeable and courteous sales associates.

 . INVENTORY MANAGEMENT. The Company stresses effective replenishment and distribution to each of our stores. Our advanced information and distribution systems enable us to track inventory in each store by stockkeeping unit (SKU) on a daily basis, giving Finish Line flexibility to merchandise its products effectively. In addition, these systems allow us to respond promptly to changing customer preferences and to maintain optimal inventory levels in each of our stores. The Company's inventory management system features automatic replenishment driven by point-of-sale (POS) data capture and a highly automated distribution center, which enables Finish Line to ship merchandise to each store every third day.

 . PRODUCT DIVERSITY; BROAD DEMOGRAPHIC APPEAL. Finish Line stocks its stores with a combination of the newest high profile and brand name merchandise, unique products manufactured exclusively for the Company, as well as promotional and opportunistic purchases of other brand name merchandise. Product diversity, in combination with the Company's store formats and commitment to customer service, is intended to attract a broad demographic cross-section of customers.

EXPANSION STRATEGIES

A Company objective is to continue our aggressive store expansion. We plan to do this by introducing Finish Line stores into new markets as well as increase our visibility in previously established markets.

 . NEW STORE OPENINGS. Since the Company's initial public offering in June 1992, Finish Line has expanded rapidly from 104 stores to 260 stores at April 1, 1997. we opened 35 new stores in fiscal 1997 and we intend to open 50 to 60 new stores in fiscal 1998, which will represent increases of approximately 16% in fiscal 1997 and 20% to 24% in fiscal 1998. Our total square footage increased 25% in fiscal 1997 as a result of the Company's strategy of opening larger traditional stores, as well as selected larger format stores.

For fiscal 1998 we plan to accelerate Finish Line's total square footage growth to a range of 40% to 45% from 25% in fiscal year 1997. Much of this accelerated square footage growth will result from a greater emphasis on our larger format stores. We are confident that this can be achieved due to the encouraging performance of these stores, the continued strengthening of the Company's infrastructure, and our recent operating results. The Company expects that its new stores will be in both new and existing geographic markets.

 . LARGER STORES. The Company has been adding larger stores to its chain over the past four years. This strategy allows for greater product depth and merchandising flexibility, which we believe improves our ability to compete against both mall-based and non-mall-based athletic retailers. This tactic will also result in our total square footage increasing at a faster rate than our store count. As of April 1, 1997, the traditional stores which Finish Line has firm commitments to open in fiscal 1998 average approximately 5,700 square feet.

OVER 1,300 DIFFERENT STYLES AND 30,000
PAIRS OF ATHLETIC AND CASUAL SHOES ARE
CARRIED IN THE LARGE FORMAT STORES.

[PHOTO APPEARS HERE]
GREENWOOD PARK MALL, INDIANAPOLIS, IN

                             [PHOTO APPEARS HERE]
                        PARK MEADOWS MALL, DENVER, CO

Since September 1995, the Company has opened four "large format" stores ranging in size from 20,000 to 25,000 square feet. These stores are upscale athletic speciality stores designed and merchandised into distinct departments to satisfy the needs of the entire family. Over 1,300 different styles of shoes are displayed in these stores with 35,000+ pairs in backstock. Our "large format" stores have generated encouraging results. We believe that we can effectively take down the merchandising presentation and atmosphere of this "large format" concept to stores exceeding 10,000 square feet in order to take advantage of real estate opportunities. Based upon the expansion of the larger format concepts, the Company expects to open approximately 11 stores over 10,000 square feet in fiscal 1998.

 . COMMITMENT TO CONTINUALLY STRENGTHEN INFRASTRUCTURE. Over the past two years, Finish Line has made a number of strategic infrastructure investments, including enhancements to its management, store operations, and distribution and information systems. Significant management additions and organizational changes include recruiting additional senior management professionals with significant industry experience, as well as centralizing the supervision of our footwear and activewear/accessories departments to improve communication and coordination between the two areas. In addition, staffs in both departments have been increased to allow our buyers and merchandisers to focus more time and attention on specific product categories.

We have also invested in our management information systems and distribution center by implementing electronic data interchange (EDI) and radio frequency
(RF) technologies in our inventory management/distribution areas. Both technologies are designed to improve the efficiency of our inventory management as well as our response time and in-stock position. In November 1996, the Company broke ground on a 130,000 square foot addition to its distribution center. The project is expected to be completed by June 1997. By making a sound commitment to continually strengthening our corporate infrastructure, we believe we can continue our positive growth.

MERCHANDISE

Quality merchandise is a mainstay of our business. We take pride in serving a more diverse pool of customers than our mall competitors, be it the customer looking for the latest and greatest fashion products or the athlete needing high quality technical footwear or the person who may be more value conscious.

The following table sets forth the percentage of net sales attributable to the categories of footwear, activewear and related accessories during the periods indicated. These percentages fluctuate substantially during the different consumer buying seasons. To take advantage of this seasonality, we have designed our stores to allow for a shift in emphasis in the merchandise mix between footwear and activewear/accessory items.


                                                YEAR ENDED
--------------------------------------------------------------------------------
                                MARCH 1,     FEBRUARY 29,     FEBRUARY 28,
                                 1997           1996             1995
--------------------------------------------------------------------------------
Footwear                          68%             67%             69%
Activewear/Accessories            32%             33%             31%
--------------------------------------------------------------------------------
Total                            100%            100%            100%
================================================================================

All merchandising decisions, including merchandise mix, pricing, promotions and markdowns, are made at our corporate headquarters. The store manager and district manager, along with management at the Company's headquarters, review the merchandise mix to adapt to permanent or temporary changes or trends in the marketplace.

 . FOOTWEAR

Finish Line's distinctive curved shoe wall is stocked with the latest in athletic, casual and outdoor footwear that the industry has to offer, including:
Nike, Fila, adidas, Reebok, Asics, Timberland, Airwalk, Rockport, Clarks, Ecco, LUGZ, Converse and many others. To make shopping easier for our customers, we categorize our footwear into definable sections. Major categories include: basketball, cross-training, running, aerobics, tennis, cleated, golf, outdoor, casual and lifestyle. Most categories are available in men's, women's and children's styles.

 . ACTIVEWEAR/ACCESSORIES

Many of the same companies that supply Finish Line with quality footwear also help us fill our activewear departments, including products made by Nike, adidas, Fila and Reebok. Additional suppliers include Champion and Logo Athletic, along with outdoor activewear from Columbia, Woolrich, Timberland and Helly Hansen. Many of our vendors offer footwear, activewear and accessories in "collections" and we merchandise their products in the same

DISTINCT DEPARTMENTS PROVIDE
CLEAR DESTINATION POINTS WITHIN
OUR STORES FOR CUSTOMERS.


                             [PHOTO APPEARS HERE]
                         PARK MEADOWS MALL, DENVER, CO
manner. Categories of activewear consist of jackets, caps, tops, bottoms, windwear, running wear, warm-ups, fleece, fitness wear and sport-casual wear. Many of these categories include licensed products bearing the logos of college and professional teams. Among the accessories offered by the Company are socks, athletic bags, backpacks, sunglasses, watches and shoe-care products.

MARKETING

Creating a brand image for Finish Line is an important marketing strategy. We are able to reach our target audience by using a multifaceted approach to our marketing and advertising on national, regional and local levels. The media we use include television, direct mail, consumer print, outdoor, and the internet.

The Company also takes advantage of advertising and promotional assistance from many of its suppliers. This assistance takes the form of cooperative advertising programs, in-store sales incentives, point-of-purchase materials, product training for employees and other programs. Total advertising expense for fiscal 1997 and fiscal 1996 was approximately 1.5% of net sales, after deducting co-op reimbursements. These percentages fluctuate substantially during the different consumer buying seasons. The Company also believes that we benefit significantly from the multimillion dollar advertising campaigns of our key suppliers, such as Nike, Fila, adidas and Reebok.

We also use in-store contests, promotions and event sponsorships, as well as a comprehensive public relations effort to further market the Company.

PURCHASING AND DISTRIBUTION

Finish Line's footwear and activewear purchasing is coordinated through a centralized merchandising department under the direction of a Sr. Vice President-Merchandise and Marketing. The buying and merchandise departments are comprised of approximately 30 people. The footwear and activewear/accessories divisions consist of a Vice President-General Merchandise Manager, divisional merchandise managers, multiple buyers and associate buyers. Both buying divisions are supported by our planning and distribution division which consists of a director, planners, merchandisers and administrative assistants.

The Company believes that its ability to buy in large quantities directly from suppliers enables it to obtain favorable pricing and trade terms. Currently, we work with approximately 150 suppliers and manufacturers of high quality athletic and fashion products, the largest of which (Nike) accounted for approximately 69% and 50% of total purchases in fiscal 1997 and fiscal 1996, respectively. We purchased approximately 89% and 80% of total merchandise in fiscal 1997 and fiscal 1996, respectively, from our five largest suppliers. The Company and its vendors have the capability to use EDI technology to streamline purchasing and distribution operations.

Finish Line's corporate headquarters and distribution center is located on 33 acres in Indianapolis, Indiana. The facility was designed to the Company's specifications and is owned by us. It includes automated conveyor and storage rack systems designed to reduce labor costs, increase efficiency in processing merchandise and enhance space productivity. Twenty-four thousand square feet of office space and 128,000 square feet of warehouse space are included in the existing facility. During fiscal 1997, we started building a 130,000 square foot addition to the existing distribution center which is expected to be completed by June 1997. When necessary, we can further expand our facility on the existing 33 acres.

In fiscal 1996, Finish Line implemented new warehouse management computer software for distribution center processing that features RF technology. This system has helped us improve our productivity and accuracy as well as reduce the time it takes to get the merchandise to our stores. We believe that this innovative technology will continue to improve our operations as well as allow for real-time tracking of inventory within the distribution center.

Nearly all of the Company's merchandise is shipped directly from suppliers to the distribution center, where the Company processes and

LARGER FORMAT STORES CONTAIN OUTDOOR AND CASUAL
DEPARTMENTS THAT TRANSCEND TRADITIONAL
ATHLETIC SPECIALTY PRODUCT OFFERINGS.



                             [PHOTO APPEARS HERE]
                         PARK MEADOWS MALL, DENVER, CO
ships it by contract and common carriers to its stores. Each day shipments are made to one-third of the Company's stores. In any three-week period, each store will receive five shipments. A shipment is normally received one to three days from the date that the order is filled depending on the store's distance from the distribution center. Historically, the Company maintains approximately two-thirds of a month's supply of merchandise at the distribution center.

The Company believes that the distribution center, including planned future expansion, will enable it to continue to service its stores, including additional stores, for the foreseeable future.

MANAGEMENT INFORMATION SYSTEMS

The Company has a computerized management information system that includes a network of computers at corporate headquarters used by management to support decision making along with PC-based POS computers at the stores. Store computers are connected via modem to the computers at our corporate headquarters. A perpetual inventory system permits corporate management to review daily each store's sales and inventory by department, class and SKU. This system includes an automated replenishment system that allows the Company to replace faster-selling items more quickly. Other functions in the system include accounting, distribution, inventory tracking and control.

STORE OPERATIONS

While all merchandise decisions with respect to prices, markdowns and advertising are controlled by management at the corporate headquarters, an important and distinguishing part of who we are is determined by what happens in our stores everyday. It is here where we are closest to our customers.

We take pride in our intensive training program for all store associates.
They understand that customer service is the #1 priority with the Finish Line. Our store teams meet regularly to improve customer service, learn about new innovations in product technology, as well as discuss sales goals and objectives for the store.

The Company has a Sr. Vice President-Store Operations and regional and district managers who visit each of our stores regularly to review the implementation of all Company plans and policies, monitor operations, and review inventories and the presentation of merchandise. Accounting and general financial functions for our stores are conducted at corporate headquarters. Each store has a store manager responsible for supervision and overall operations, one or more assistant managers and additional full- and part-time sales associates. Management believes that the Finish Line store format and attentive customer service also help to reduce inventory shrinkage, which was approximately 1% of net sales in fiscal 1997.

Regional, district and store managers receive a fixed salary and are eligible for bonuses, based primarily on sales, payroll and shrinkage performance goals of the stores for which they are responsible. All assistant store managers and sales associates are paid on an hourly basis.

REAL ESTATE

As of April 1, 1997, Finish Line operated 260 stores in 27 states. With the exception of four strip-center stores, all Finish Line stores are located in enclosed shopping malls. The typical store format has a sales floor, which includes a try-on area and a display area where each style of footwear carried in the store is displayed by category (e.g., basketball, tennis, running), and an adjacent stock room where the footwear inventory is maintained. Finish Line stores currently range in size from 1,200 to 10,750 square feet plus the four recently opened "large format" stores which range in size from 20,200 to 24,750 square feet. Sales floors in all stores represent approximately 65% to 75% of the total space. In addition to its typical store format, the Company operates approximately 29 stores using a "rack store" format, where footwear inventory is kept directly on the sales floor.

To keep our stores fresh and exciting, the Company has developed a strategy of consolidating older merchandise in one or more stores in each district for additional

                     YOUTH

A SEPARATE DEPARTMENT FOR KIDS
MAKES ALL FAMILY SHOPPING EASIER
AND FUN AT THE FINISH LINE.


                             [PHOTO APPEARS HERE]
                    GREENWOOD PARK MALL, INDIANAPOLIS, IN
                        PARK MEADOWS MALL, DENVER, CO.

or final markdown. We try to locate these stores in strip shopping centers or mixed-use outlet centers because these locations typically have lower occupancy costs and investments in leasehold improvements.

Finish Line believes that our ability to obtain attractive, high traffic store locations, such as enclosed malls, to be a critical element of our business and a key factor in our future growth and profitability. In determining new store locations, we evaluate market areas, in-mall locations, "anchor" stores, consumer traffic, mall sales per square foot, competition and occupancy, construction and other costs associated with opening a store. We believe that the number of desirable store sites likely to be available in the future will permit us to implement our revised growth strategy and accelerate growth in total square footage.

Finish Line leases all of its stores. Initial lease terms of our stores generally range from 5 to 10 years in duration without renewal options, although some of the stores are subject to leases for 5 years with one or more renewal options. The leases generally provide for a fixed minimum rental plus a percentage of sales in excess of a specified amount.

Based upon expenditures for fiscal 1997, we estimate that the cash requirements for opening a traditional new store (under 10,000 square feet) will approximate $400,000. This estimate includes $200,000 for fixtures, equipment, leasehold improvements and pre-opening expenses plus $325,000 ($200,000 net of payables) in inventory investment. The estimate of opening a larger format store (over 10,000 square feet) may vary significantly depending on exact square feet, landlord construction allowance and inventory investment needed to support expected sales levels. These estimates range from $900,000 to $1,900,000.

The Company's corporate headquarters and distribution center are located on 33 acres in Indianapolis, Indiana. This facility includes 24,000 square feet of office space and 128,000 square feet of warehouse space. Currently, the Company is building a 130,000 square foot addition to the existing distribution center which is expected to be completed by June 1997 at an estimated cost of $3.3 million. If the need for significant expansion arises, the Company believes it has the ability to do so on our existing 33 acres.

COMPETITION

Our business is highly competitive. Many of the products we sell are sold in department stores, national and regional full-line sporting goods stores, athletic footwear specialty stores, athletic footwear superstores, discount stores, traditional shoe stores and mass merchandisers. Some of our primary competitors are large national and/or regional chains that have substantially greater financial and other resources than Finish Line. Among our competitors are stores that are owned by major suppliers to the Company. To a lesser extent, we compete with mail order and local sporting goods and athletic specialty stores. In many cases, our stores are located in enclosed malls or shopping centers in which one or more of our competitors also operate. Typically, the leases that we enter into do not restrict the opening of stores by our competitors.

We have been able to compete favorably with all of our competitors. We try to differentiate ourselves from our competition by operating larger, more attractive, well-stocked stores in high retail traffic areas, with competitive prices and knowledgeable and courteous customer service. The Company attempts to keep its prices competitive with athletic specialty and sporting goods stores in each trade area, including competitors that are located outside the mall. We do this by effectively mixing high profile and brand name merchandise with promotional and opportunistic purchases of other brand name merchandise and by controlling expenses, especially administrative and overhead expenses, with efficient departments throughout our organization.

POISED FOR SUCCESS

As we embark on a new year, we look forward to continued positive growth. However, no matter how large Finish Line becomes, we will maintain focus on the following three keys to our success: superior customer service; innovative and exciting products; and compelling store formats and product presentation. Put simply, Finish Line's goal for fiscal 1998 is to be the best athletic specialty chain in the country.

                              WOMEN

A DISTINCT AND SEPARATE WOMEN'S
DEPARTMENT ALLOWS FINISH LINE
TO CARRY THE LARGEST SELECTION
OF ATHLETIC FOOTWEAR AND
MATCHING APPAREL MADE
SPECIFICALLY FOR WOMEN.



                             [PHOTO APPEARS HERE]
                     GREENWOOD PARK MALL, INDIANAPOLIS, IN



                             [PHOTO APPEARS HERE]
                         WALDEN GALLERIA, BUFFALO, NY

The Finish Line, Inc.
SELECTED FINANCIAL DATA
(In thousands, except per share and store operating data)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED
---------------------------------------------------------------------------------------------------------------------------------
                                                      MARCH 1,     FEBRUARY 29,    FEBRUARY 28,   FEBRUARY 28,    FEBRUARY 28,
                                                       1997            1996            1995          1994             1993
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
    Net sales                                        $332,002        $240,155       $191,623       $157,011         $129,547
    Cost of sales (including occupancy expenses)      229,187         168,912        132,726        107,491           85,724
---------------------------------------------------------------------------------------------------------------------------------
    Gross profit                                      102,815          71,243         58,897         49,520           43,823
    Selling, general and administrative
     expenses(1)                                       72,282          54,254         44,548         36,678           28,667
---------------------------------------------------------------------------------------------------------------------------------
    Operating income                                   30,533          16,989         14,349         12,842           15,156
    Interest expense (income)                            (824)            892            317            184              467
---------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                         31,357          16,097         14,032         12,658           14,689
    Income taxes                                       12,544           6,439          5,618          5,063            2,812(2)
---------------------------------------------------------------------------------------------------------------------------------
    Net income                                       $ 18,813        $  9,658       $  8,414       $  7,595         $ 11,877
=================================================================================================================================
---------------------------------------------------------------------------------------------------------------------------------
PRO FORMA INCOME STATEMENT DATA(3):
    Pro forma income before income taxes                                                                            $ 14,899
    Pro forma income taxes                                                                                             5,960
---------------------------------------------------------------------------------------------------------------------------------
    Pro forma net income                                                                                            $  8,939
=================================================================================================================================
---------------------------------------------------------------------------------------------------------------------------------
SHARE DATA:
    Fully diluted net income per share
      (pro forma for fiscal 1993)(3)                 $    .79        $    .47       $    .41       $    .37         $    .47
=================================================================================================================================
    Weighted average shares(4)                         23,761          20,712         20,630         20,634         $ 18,974
=================================================================================================================================
---------------------------------------------------------------------------------------------------------------------------------
SELECTED STORE OPERATING DATA:
    Number of stores:
      Opened during period                                   35            35             30             35               27
      Closed during period                                    4             5              4              1                1
      Open at end of period                                 251           220            190            164              130
    Total square feet(5)                              1,088,419       870,340        691,831        565,588          435,784
    Average square feet per store(5)                      4,336         3,956          3,641          3,449            3,352
    Net sales per square foot for stores open
      entire period                                  $      352      $    308       $    300       $    316         $    324
    Increase (decrease) in comparable store
      net sales(6)(7)                                      16.0%          3.4%           1.7%          (2.3%)            8.3%
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
    Working capital                                  $  112,079      $ 32,453       $ 30,050       $ 28,132         $ 24,066
    Total assets                                        217,718       114,972         88,535         72,884           60,688
    Total debt                                               --         9,500          5,025          2,000            2,612
    Stockholders' equity                                169,875        63,148         53,487         45,073           37,461

Footnotes to adjacent table and to table on inside front cover.

(1) Includes executive compensation expenses for the Principal Stockholders of $1,019,000, $1,159,000, $1,348,000, $1,147,000 and $1,454,000 in fiscal 1997,
1996, 1995, 1994 and 1993, respectively.

(2) Reflects the effect of the Company's treatment as a C Corporation rather than an S Corporation after June 11, 1992, including a one-time deferred tax credit of $1,108,000.

(3) Reflects the effects on the historical income statement data for fiscal 1993 as if the Company (i) had paid its four Principal Stockholders (who are also Executive Officers) annual executive compensation aggregating $1,250,000 and
(ii) had been treated as a C Corporation rather than an S Corporation for income tax purposes, with an assumed effective tax rate of 40%.

(4) Consists of weighted average common and common equivalent shares outstanding for the period and was adjusted to give effect for the November 15, 1996 two-for-one stock split.

(5) Computed as of the end of each fiscal period. Calculations for 1997 and 1996 include "Large Format" stores which exceed 20,000 square feet per store. Excluding "Large Format" stores the average square feet per store would be 4,113 in 1997 and 3,882 in 1996.

(6) Calculated using only those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.

(7) The increase in comparable store net sales is based on the actual number of days (generally 365 days) in each year. 1997 and 1996 included 366 days due to the Company's change to a more commonly used "Retail" calendar, which therefore included one additional day, Saturday, March 1, 1997 in 1997 and due to leap year in 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and Notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The Company's net sales grew from $129.5 million in fiscal 1993 to $332.0 million in fiscal 1997 as a result of the Company's store expansion program and increased sales from existing stores. During that period, the number of stores increased from 130 to 251, total square feet increased from 435,784 to 1,088,419 and sales per square foot ranged from $324 in 1993, to a high of $352 in 1997. The decrease in sales per square foot in 1994 was a result of a decrease in the average selling price of footwear, a more competitive and promotional retail environment and a comparable store sales decrease in 1994. The continued decrease in 1995 was a result of the competitive and promotional retail environment along with a 5.6% increase in the average square feet per store from 3,449 in fiscal 1994 to 3,641 in fiscal 1995. The increase in 1996 was a result of the 3.4% increase in comparable net sales along with improved performance from the 30 existing stores open only part of fiscal 1995. The continued increase in 1997 is attributable to a 16.0% increase in comparable net sales, as well as, a number of strategic infrastructure investments, including enhancements to management, store formats, and distribution and information systems. The Company's comparable store sales growth was 8.3%, (2.3%), 1.7%, 3.4% and 16.0% in fiscal 1993, 1994, 1995, 1996, and 1997, respectively.

The table at the right sets forth operating data of the Company as a percentage of net sales for the periods indicated below.

FISCAL 1997 COMPARED TO FISCAL 1996

Net sales for fiscal 1997 were $332.0 million, an increase of $91.8 million or 38.2% over fiscal 1996. Of this increase, $37.8 million was attributable to a 14.1% increase in the number of stores open during the period from 220 at the end of fiscal 1996 to 251 at the end of fiscal 1997. The balance of the increase in net sales was attributable to an increase of $22.2 million from the 35 existing stores open only part of fiscal 1996 along with an increase in net sales from existing stores open the entire twelve month period of fiscal 1997 compared to fiscal 1996. During fiscal 1997, comparable store net sales increased 16.0% compared to fiscal 1996. Comparable net footwear sales increased 16.8% for fiscal 1997 and comparable net activewear and accessories sales increased 14.0%. Net sales per square foot increased in fiscal 1997 to $352 from $308 in fiscal 1996, primarily the result of the comparable store sales increase of 16.0%.

Gross profit, which includes product margin less store occupancy costs, for fiscal 1997 was $102.8 million, an increase of $31.6 million or 44.3% over fiscal 1996, and an increase of approximately 1.3% as a percentage of net sales. Of this 1.3% increase, 0.6% was due to a decrease in occupancy costs as a percentage of net sales, 0.4% was due to an increase in margins for product sold, with the remaining 0.3% increase due to a decrease in inventory shrinkage.

Selling, general and administrative expenses were $72.3 million, an increase of $18.0 million or 33.2% over fiscal 1996, and decreased to 21.8% from 22.6% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 35 additional stores opened during fiscal 1997. The decrease as a percentage of sales is primarily a result of the comparable store net sales increase of 16.0% for fiscal 1997 along with improved expense controls.

Net interest income for fiscal 1997 was $824,000 compared to net interest expense of $892,000 for fiscal 1996. This decrease was a result of using the proceeds of the secondary offering completed on June 19, 1996 to repay all existing outstanding indebtedness under the Company's unsecured committed Loan Agreement with the remainder of these proceeds along with the proceeds, from the secondary offering completed on December 18, 1996, being invested in interest bearing instruments.

Income tax expense was $12.5 million for fiscal 1997 compared to $6.4 million for fiscal 1996. The increase in the Company's provision for federal and state taxes in 1997 is due to the increased level of income before income taxes as the effective tax rate was 40% for each of the comparable periods. With the Company's significant investment in tax exempt instruments, it is expected that the effective tax rate will decrease to approximately 39% in fiscal 1998. In addition, the Company is currently considering other opportunities that may further reduce the Company's effective tax rate in future periods.

Net income increased 94.8% to $18.8 million for fiscal 1997 compared to $9.7 million for fiscal 1996. Fully diluted net income per share increased 68.1% to $0.79 for fiscal 1997 compared to $0.47 for fiscal 1996. Weighted average shares outstanding were 23,761,000 and 20,712,000, respectively, for fiscal 1997 and 1996.


--------------------------------------------------------------------------------------------------
                                                                      YEAR ENDED
--------------------------------------------------------------------------------------------------
                                                       MARCH 1,       FEBRUARY 29,     FEBRUARY 28,
                                                         1997            1996              1995
--------------------------------------------------------------------------------------------------
Income Statement Data:
    Net sales                                            100.0%          100.0%          100.0%
    Cost of sales (including occupancy expenses)          69.0            70.3            69.3
--------------------------------------------------------------------------------------------------
    Gross profit                                          31.0            29.7            30.7
    Selling, general and administrative expenses          21.8            22.6            23.2
--------------------------------------------------------------------------------------------------
    Operating income                                       9.2             7.1             7.5
    Interest expense (income)                              (.2)             .4              .2
--------------------------------------------------------------------------------------------------
    Income before income taxes                             9.4             6.7             7.3
    Income taxes                                           3.7             2.7             2.9
--------------------------------------------------------------------------------------------------
    Net income                                             5.7%            4.0%            4.4%
==================================================================================================

FISCAL 1996 COMPARED TO FISCAL 1995

Net sales for fiscal 1996 were $240.2 million, an increase of $48.6 million or 25.3% over fiscal 1995. Of this increase, $29.0 million was attributable to a 15.8% increase in the number of stores open during the period from 190 at the end of fiscal 1995 to 220 at the end of fiscal 1996. The balance of the increase in net sales was attributable to an increase of $14.9 million from the 30 existing stores open only part of fiscal 1995 along with an increase in net sales from existing stores open the entire twelve month period of fiscal 1996 compared to fiscal 1995. During fiscal 1996, comparable store net sales increased 3.4% compared to fiscal 1995. Comparable net footwear sales increased 1.0% for fiscal 1996 and comparable net activewear and accessories sales increased 8.9%. Net sales per square foot increased in fiscal 1996 to $308 from $300 in fiscal 1995, primarily the result of the comparable store sales increase of 3.4%.

Gross profit, which includes product margin less store occupancy costs, for fiscal 1996 was $71.2 million, an increase of $12.3 million or 21.0% over fiscal 1995, and a decrease of approximately 1.0% as a percentage of net sales. Of the 1.0% decrease, 0.6% was due to lower margins for products sold, 0.2% was due to an increase in inventory shrink and the remaining 0.2% decrease was due to an increase in occupancy costs as a percentage of net sales. The 0.6% decrease in product margin was due to a competitive and promotional retail environment, particularly in the Holiday selling season.

Selling, general and administrative expenses were $54.3 million, an increase of $9.7 million or 21.8% over fiscal 1995, and decreased to 22.6% from 23.2% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 35 additional stores opened during fiscal 1996. The decrease as a percentage of sales is primarily a result of the comparable store net sales increase of 3.4% for fiscal 1996 along with improved expense controls.

Net interest expense for fiscal 1996 was $892,000, an increase of $575,000 or 181.4%. This increase resulted from a higher average balance outstanding on the Company's bank line of credit due to an increase in the number of stores in operation, the funding of new store expansion and related inventory requirements, and an increase in the merchandise inventories on a per square foot basis. Partially offsetting the increase in interest expense was a decrease in the Company's average interest rate on outstanding borrowings.

Income tax expense was $6.4 million for fiscal 1996 compared to $5.6 million for fiscal 1995. The increase in the company's provision for federal and state taxes in 1996 is due to the increased level of income before income taxes as the effective tax rate was 40% for each of the comparable periods.

------------------------------------------------------------------------------------------------------------------------------------

                                                                                       QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------

                                                 MAY 31, 1996       AUGUST 31, 1996      NOVEMBER 30, 1996       MARCH 1, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                 (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                      $71,744   100.0%    $91,006     100.0%    $73,003     100.0%    $96,249      100.0%
Cost of sales (including
 occupancy expenses)                            50,212    70.0%     61,543      67.6%     51,129      70.0%     66,303       68.9%
------------------------------------------------------------------------------------------------------------------------------------

Gross profit                                    21,532    30.0%     29,463      32.4%     21,874      30.0%     29,946       31.1%
Selling, general and
 administrative expenses                        16,042    22.4%     19,037      20.9%     17,747      24.3%     19,456       20.2%
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                 5,490     7.6%     10,426      11.5%     14,127       5.7%     10,490       10.9%
Interest expense (income)                          194      .3%       (137)       .1        (189)      (.2)       (692)       (.7)
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                       5,296     7.3%     10,563      11.6%      4,316       5.9%     11,182       11.6%
Income taxes                                     2,119     2.9%      4,225       4.6%      1,727       2.4%      4,473        4.6%
------------------------------------------------------------------------------------------------------------------------------------

Net income                                     $ 3,177     4.4%      6,338       7.0%    $ 2,589       3.5%      6,709        7.0%
====================================================================================================================================

Fully diluted net income per share             $   .15                 .27               $   .11               $   .26
====================================================================================================================================



------------------------------------------------------------------------------------------------------------------------------------

                                                                                      QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------

                                                  MAY 31, 1995       AUGUST 31, 1995      NOVEMBER 30, 1995     FEBRUARY 29, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                 (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                      $52,219   100.0%    $64,584     100.0%    $52,729     100.0%    $70,623     100.0%
Cost of sales (including
 occupancy expenses)                            36,341    69.6%     44,895      69.5%     37,770      71.6%     49,906      70.7%
------------------------------------------------------------------------------------------------------------------------------------

Gross profit                                    15,878    30.4%     19,689      30.5%     14,959      28.4%     20,717      29.3%
Selling, general and
 administrative expenses                        12,358    23.7%     14,015      21.7%     13,356      25.3%     14,525      20.5%
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                 3,520     6.7%      5,674       8.8%      1,603       3.1%      6,192       8.8%
Interest expense                                   130      .2%        229        .3%        305        .6%        228        .3%
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                       3,390     6.5%      5,445       8.5%      1,298       2.5%      5,964       8.5%
Income taxes                                     1,356     2.6%      2,178       3.4%        519       1.0%      2,386       3.4%
------------------------------------------------------------------------------------------------------------------------------------

Net income                                     $ 2,034     3.9%      3,267       5.1%    $   779       1.5%    $ 3,578       5.1%
====================================================================================================================================

Fully diluted net income per share             $   .10             $   .16               $   .04               $   .17

====================================================================================================================================


Fully diluted net income per share increased 14.6% to $0.47 for fiscal 1996 compared to $0.41 for fiscal 1995. Weighted average shares were 20,712,000 and 20,630,000, respectively, for fiscal 1996 and 1995.

QUARTERLY COMPARISONS

The Company's merchandise is marketed during all seasons, with the highest volume of merchandise sold during the second and fourth fiscal quarters as a result of back-to-school and holiday shopping. The third fiscal quarter has traditionally had the lowest volume of merchandise sold and the lowest results of operations.

The table on page 16 sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 1997 and fiscal 1996. This quarterly information is unaudited but, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow and cash on hand. Net cash provided by operations was $15,565,000, $6,216,000 and $3,892,000, respectively, for fiscal 1997, 1996 and 1995. At March 1, 1997, cash and cash equivalents were $51.2 million and short-term marketable securities were an additional $11.5 million. Cash equivalents are primarily invested in tax exempt instruments with maturities of one to twenty-eight days. Short-term marketable securities range in maturity from 90-365 days and are primarily invested in tax exempt municipal obligations.

Merchandise inventories were $82.0 million at March 1, 1997 compared to $76.1 million at February 29, 1996. On a per square foot basis, merchandise inventories at March 1, 1997 decreased 13.8% compared to February 29, 1996. The decrease reflects the Company's strategy of turning merchandise inventories faster while improving product margins.

The Company has an unsecured committed Loan Agreement (the "Facility") with a commercial bank in the amount of $30,000,000, which expires on September 1, 1999. The Company periodically reviews its ongoing credit needs with its commercial bank and expects to renew the Facility prior to its expiration for an additional period beyond the current maturity date of September 1999. The interest rate on the Facility is, at the Company's election, either the bank's Federal Funds Rate plus .5%, the bank's LIBOR Rate plus .375% or the bank's prime commercial lending rate. The margin percentage added to the Federal Funds Rate and LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). At March 1, 1997, there were no borrowings outstanding under the Facility.

The Facility contains restrictive covenants that limit, among other things, the Company's ability to declare or pay dividends, incur or guarantee debt, redeem shares of its capital stock, be a party to a merger, acquire or dispose of assets or engage in any other transactions outside the ordinary course of business. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a tangible net worth of not less than $119,600,000 and funded debt to total capitalization (as defined) may not exceed 40%. The Company is in compliance with all such covenants.

Capital expenditures were $13,064,000 and $10,197,000 for fiscal 1997 and 1996, respectively.

Expenditures in 1997 were primarily for the build out of 32 of the 35 stores that were opened during fiscal 1997 (including two large format stores), the remodeling of 4 existing stores, the build out of the first three stores that were opened in fiscal 1998 (including one large format store), and the start of construction of the 130,000 square foot addition to the existing distribution center.

Expenditures in 1996 were primarily for the build out of 32 of the 35 stores that were opened during fiscal 1996 (including one large format store), the remodeling of 7 existing stores, the build out of the first three stores that were opened in fiscal 1997 and the addition of 40,000 square feet of floor space in the existing warehouse through the addition of a mezzanine level.

The Company anticipates that total capital expenditures for fiscal 1998 will be approximately $24,000,000, primarily for the opening of 50 to 60 new stores (including 11 larger format stores), the remodeling of 10-14 existing stores and the completion of the 130,000 square foot addition to the existing distribution center. The Company estimates that its cash requirement to open a traditional format new store (up to 10,000 square feet) will range from $375,000 to $425,000 (net of construction allowance) and from $900,000 to $1.9 million (net of construction allowance) for a large format new store (10,000 to 25,000 square feet). These requirements for a traditional store include approximately $200,000 for fixtures, equipment, leasehold improvements and pre-opening expenses and $325,000 ($200,000 net of payables) in new store inventory. The cash requirements for a large format store include approximately $500,000 to $1.0 million for fixtures, equipment, leasehold improvements and pre-opening expenses and $1.5 million ($900,000 net of payables) in new store inventory.

Management believes that cash on hand, operating cash flow and borrowings under the Company's existing Facility will be sufficient to complete the Company's fiscal 1998 store expansion program and to satisfy the Company's other capital requirements through fiscal 1998.

EFFECTS OF INFLATION

As the costs of inventory and other expenses of the Company have increased, the Company has generally been able to increase its selling prices. In periods of high inflation, increased build out and other costs could adversely affect the Company's expansion plans.

In 1996, President Clinton signed a bill that among other items, increased the minimum wage effective October 1, 1996 from $4.25 to $4.75 per hour and subsequently to $5.15 per hour on September 1, 1997. Although many of the Company's store employees are part-time and paid hourly, the passage of this bill is not expected to have a material adverse effect on the Company's financial condition or results of operation.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE FINISH LINE, INC.

We have audited the accompanying balance sheets of The Finish Line, Inc. as of March 1, 1997 and February 29, 1996, and the related statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended March 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Finish Line, Inc. at March 1, 1997 and February 29, 1996 and the results of its operations and its cash flows for each of the three years in the period ended March 1, 1997, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Fort Wayne, Indiana
March 26, 1997

BALANCE SHEETS
(In thousands)

-----------------------------------------------------------------------
                                            MARCH 1,       FEBRUARY 29,
                                             1997             1996
-----------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                  $ 51,212        $  1,686
  Short-term marketable securities             11,516              --
  Accounts receivable                           4,849           1,099
  Merchandise inventories                      81,991          76,088
  Deferred income taxes                         2,785           1,608
  Other                                         3,631             524
---------------------------------------------------------------------
    Total current assets                      155,984          81,005

Property and Equipment
  Land                                            315             315
  Building                                      4,238           4,156
  Leasehold improvements                       32,732          26,898
  Furniture, fixtures, and
   equipment                                   14,071          11,235
  Construction in progress                      4,120           1,596
---------------------------------------------------------------------
                                               55,476          43,200
  Less accumulated depreciation                15,958          11,441
---------------------------------------------------------------------
                                               39,518          31,759
Other Assets
  Marketable securities                        20,106              --
  Deferred income taxes                         2,110           2,208
---------------------------------------------------------------------
                                               22,216         112,208
---------------------------------------------------------------------
    Total assets                             $217,718        $114,972
=====================================================================

----------------------------------------------------------------------------
                                                 MARCH 1,       FEBRUARY 29,
                                                  1997             1996
----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                $ 27,589       $ 29,717
  Note payable to bank                                  --          9,500
  Employee compensation                              4,853          3,234
  Accrued income taxes                               5,176          2,074
  Accrued property and sales tax                     2,448          1,869
  Other liabilities and accrued expenses             3,839          2,158
-------------------------------------------------------------------------
    Total current liabilities                       43,905         48,552

Long-term deferred rent payments                     3,938          3,272

Stockholders' Equity
  Preferred stock, $.01 par value;
    1,000 shares authorized; none
     issued                                             --             --
  Common Stock, $.01 par value
  Class A:
    Shares authorized-30,000
    Shares issued and outstanding
    (1997-17,192; 1996-8,162)                          172             41
  Class B:
    Shares authorized-12,000
    Shares issued and outstanding
    (1997-8,750; 1996-12,470)                           87             62
  Additional paid-in capital                       118,132         30,374
  Retained earnings                                 51,484         32,671
-------------------------------------------------------------------------
    Total stockholders' equity                     169,875         63,148
-------------------------------------------------------------------------
    Total liabilities and stockholders' equity    $217,718       $114,972

                            See accompanying notes

STATEMENTS OF INCOME
(In thousands, except per share amounts)

----------------------------------------------------------------------------
                                                  YEAR ENDED
----------------------------------------------------------------------------
                                  MARCH 1,       FEBRUARY 29,   FEBRUARY 28,
                                   1997             1996           1995
----------------------------------------------------------------------------
Net sales                          $332,002       $240,155       $191,623

Cost of sales
 (including occupancy expenses)     229,187        168,912        132,726
-------------------------------------------------------------------------
Gross profit                        102,815         71,243         58,897

Selling, general, and
 administrative expenses             72,282         54,254         44,548
-------------------------------------------------------------------------
Operating income                     30,533         16,989         14,349

Interest expense (income)              (824)           892            317
-------------------------------------------------------------------------
Income before income taxes           31,357         16,097         14,032

Income taxes                         12,544          6,439          5,618
-------------------------------------------------------------------------
Net income                         $ 18,813       $  9,658       $  8,414
=========================================================================



Fully diluted net income per share $    .79       $     .47      $    .41
=========================================================================
Weighted average shares and
 share equivalents                   23,761          20,712        20,630
=========================================================================

STATEMENTS OF CASH FLOWS
(In thousands)

------------------------------------------------------------------------------------------------------
                                                                         YEAR ENDED
------------------------------------------------------------------------------------------------------
                                                           MARCH 1,       FEBRUARY 29,   FEBRUARY 28,
                                                            1997             1996           1995
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                  $ 18,813       $  9,658       $  8,414
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation and amortization                                5,013          3,982          2,888
  Deferred income taxes                                       (1,079)          (468)          (835)
  (Gain) loss on disposal of property and equipment               59            213            (15)
  Changes in operating assets and liabilities:
   Accounts receivable                                        (3,750)           815           (881)
   Merchandise inventories                                    (5,903)       (20,590)        (9,568)
   Other current assets                                       (3,107)           158           (280)
   Tax deposits and other assets                                  --            147            (43)
   Accounts payable                                           (2,128)        10,445          1,391
   Employee Compensation                                       1,619            664            608
   Accrued income taxes                                        3,102           (386)         1,038
   Other liabilities and accrued expenses                      2,260            965            554
   Deferred rent payments                                        666            613            621
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     15,565          6,216          3,892

INVESTING ACTIVITIES
Purchases of property and equipment                          (13,064)       (10,197)       (10,025)
Proceeds from disposals of property and equipment                233            211            418
Purchases of short-term marketable securities                (16,496)            --             --
Proceeds from maturity of short-term
 marketable securities                                         4,980             --             --
Purchase of marketable securities                            (20,106)            --             --
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (44,453)        (9,986)        (9,607)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt                   42,200        102,100         59,249
Principal payments on short-term
 and long-term debt                                          (51,700)       (97,625)       (56,224)
Net proceeds from public offerings                            84,467             --             --
Proceeds and tax benefits from exercise
 of stock options                                              3,447              3             --
--------------------------------------------------------------------------------------------------
Net cash provided by financing activities                     78,414          4,478          3,025
--------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          49,526            708         (2,690)
Cash and cash equivalents at beginning of year                 1,686            978          3,668
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $ 51,212       $  1,686       $    978
==================================================================================================

                            See accompanying notes

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                            COMMON STOCK
                                       ------------------------------------------------------
                                            NUMBER OF SHARES                 AMOUNT                ADDITIONAL
                                                                                                    PAID-IN     RETAINED
                                       CLASS A        CLASS B        CLASS A        CLASS B         CAPITAL     EARNINGS    TOTALS
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1994                8,072          12,558         $ 40          $ 63           $ 30,371     $14,599     $ 45,073
Net Income for 1995                                                                                               8,414        8,414
Conversion of Class B Common Stock
 to Class A Common Stock                   46             (46)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1995            8,118          12,512           40            63             30,371      23,013       53,487
Net income for 1996                                                                                               9,658        9,658
Conversion of Class B Common Stock
 to Class A Common Stock                   42             (42)           1            (1)                                         --
Non-qualified Class A Common Stock
 options exercised                          2                                                             3                        3
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 29, 1996            8,162          12,470           41            62             30,374      32,671       63,148
Net income for 1997                                                                                              18,813       18,813
Secondary Public Offering of Class
 A Common Stock -- June 19, 1996        2,600                           13                           33,546                   33,559
Secondary Public Offering of Class
 A Common Stock -- December 18, 1996    2,400                           24                           50,884                   50,908
Conversion of Class B Common Stock
 to Class A Common Stock                3,720          (3,720)          37           (37)                                         --
Two-for-One Stock Split                                                 54            62               (116)                      --
Non-qualified Class A Common Stock
 options exercised                        310                            3                            3,444                    3,447
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1997               17,192           8,750         $172          $ 87           $118,132     $51,484     $169,875
====================================================================================================================================

                            See accompanying notes

NOTES TO FINANCIAL STATEMENTS

I. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of The Finish Line, Inc. ("the Company"). Throughout these notes to the financial statements, the fiscal years ended March 1, 1997, February 29, 1996, and February 28, 1995 are referred to as 1997, 1996, and 1995, respectively.

Effective with the quarter ended March 1, 1997, the Company changed to a "Retail" calendar. The Company's fiscal year will now end on the Saturday closest to the last day of February.

Nature of Operations

Finish Line is a specialty retailer of men's, women's and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. Finish Line stores average approximately 4,300 square feet in size and are primarily located in enclosed malls in the Midwest, Southeast and South.

In 1997, the Company purchased approximately 89% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 69%, 50% and 40% of merchandise purchases in 1997, 1996 and 1995, respectively.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fully Diluted Net Income Per Share

The computation of net income per share is based on the weighted average number of shares outstanding during each period and the assumed exercise of dilutive stock options.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using a weighted average cost method, which approximates the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets, or where applicable, the terms of the respective leases, whichever is shorter.

Store Opening and Closing Costs

Store opening costs and other non-capitalized expenditures incurred prior to opening new retail stores are expensed on a pro rata basis throughout the fiscal year in which the store is opened. When a decision to close a retail store is made, the Company expenses any remaining future net lease obligation, nonrecoverable investment in property and equipment and other costs related to the store closure.

Deferred Rent Payments

The Company is a party to various lease agreements which require scheduled rent increases over the noncancelable lease term. Rent expense for such leases is recognized on a straight-line basis over the related lease term. The difference between rent based upon scheduled monthly payments and rent expense recognized on a straight-line basis is recorded as deferred rent payments.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 1997, 1996, and 1995 amounted to $4,950,000, $3,524,000, and $3,020,000, respectively.

Financial Instruments

Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable, and notes payable. The fair value of cash and cash equivalents, accounts payable, and notes payable approximate fair value. At March 1, 1997 and February 29, 1996, the Company had not invested in any derivative financial instruments.

The Company classifies its marketable securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held for resale in anticipation of short-term market movements. Held-to-maturity securities are those securities which the Company has the positive intent and ability to hold until maturity. Marketable securities not included in trading or held-to-maturity are classified as available-for-sale. The Company does not have any securities classified as trading or available-for-sale.

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest on securities classified as held-to-maturity is included in investment income.

2. MARKETABLE SECURITIES

At March 1, 1997 the Company classified all marketable securities as held-to-maturity. The Company held no marketable securities prior to 1997. The following is a summary of marketable securities at March 1, 1997 (in thousands).

                                              GROSS        GROSS      ESTIMATED
                                            UNREALIZED   UNREALIZED     FAIR
                                   COST       GAINS        LOSSES       VALUE
--------------------------------------------------------------------------------
Municipal
  Obligations                     $31,622       $88         $(17)        $31,693
================================================================================

The amortized cost and estimated fair value of marketable securities at March 1, 1997 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                         ESTIMATED
                              COST       FAIR VALUE
----------------------------------------------------
Due in one year or less      $11,516      $11,516
Due after one year
  through three years          7,029        7,041
Due after three years
  through five years           9,552        9,593
Due after five years           3,525        3,543
----------------------------------------------------
                             $31,622      $31,693
====================================================

3. DEBT AGREEMENT

The Company has an unsecured committed Loan Agreement (the "Facility") with a commercial bank in the amount of $30,000,000, which expires on September 1, 1999. At March 1, 1997, there were no borrowings outstanding under the Facility.

The Facility contains restrictive covenants which limit, among other things, mergers, and dividends. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a tangible net worth of not less than $119,600,000, and funded debt to total capitalization (as defined) may not exceed 40%. The Company was in compliance with all restrictive covenants of the debt agreement in effect at March 1, 1997.

The interest rate on the Facility is, at the Company's election, either the bank's Federal Funds Rate plus .5%, the bank's LIBOR Rate plus .375% or the bank's prime commercial lending rate. The margin percentage added to the Federal Funds Rate and LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). Interest expense for 1997, 1996, and 1995 was $242,000, $821,000 and $233,000, respectively. Interest paid on the Facility during 1997, 1996, and 1995 amounted to $298,000, $773,000, and $225,000, respectively. The Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of .1%.

4. LEASES

The Company leases retail stores under noncancelable operating leases which generally have lease terms ranging from five to ten years. Most of these lease arrangements do not provide for renewal periods. Many of the leases contain contingent rental provisions computed on the basis of store sales. In addition to rent payments, certain leases require the Company to pay real estate taxes, insurance, maintenance, and other costs. The components of rent expense incurred under these leases is as follows (in thousands):

                                 YEAR ENDED
-----------------------------------------------------------
                     MARCH 1,   FEBRUARY 29,   FEBRUARY 28,
                       1997         1996           1995
-----------------------------------------------------------
Base rent             $17,716      $14,042        $11,079
Deferred rent             666          613            621
Contingent rent         2,868        1,509            859
-----------------------------------------------------------
Rent expense          $21,250      $16,164        $12,559
===========================================================

A schedule of future fixed rent payments by fiscal year for signed operating leases at March 1, 1997 with initial or remaining noncancelable terms of one year or more is as follows (in thousands):

    1998            $ 21,594
    1999              22,273
    2000              22,002
    2001              21,712
    2002              20,967
    Thereafter        74,873
  ----------------------------
                    $183,421
  ============================

This schedule of future fixed rent payments includes lease commitments for eleven new stores which were not open as of March 1, 1997.

5. INCOME TAXES

The components of income taxes are as follows (in thousands):

                                       YEAR ENDED
-------------------------------------------------------------------
                          MARCH 1,     FEBRUARY 29,    FEBRUARY 28,
                           1997           1996             1995
-------------------------------------------------------------------
 Currently payable:
  Federal                $10,741          $5,570          $5,162
  State                    2,882           1,337           1,291
-------------------------------------------------------------------
                          13,623           6,907           6,453
-------------------------------------------------------------------
Deferred:
  Federal                   (850)           (371)           (663)
  State                     (229)           ( 97)           (172)
-------------------------------------------------------------------
                          (1,079)           (468)           (835)
-------------------------------------------------------------------
                         $12,544          $6,439         $ 5,618
===================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                   MARCH 1,    FEBRUARY 29,
                                     1997          1996
------------------------------------------------------------
Deferred tax assets:
  Deferred rent accrual             $1,575         $1,343
  Store opening supplies             1,225          1,073
  Uniform capitalization             1,016            819
  Vacation accrual                     325            224
  Bonus accrual                      1,251            438
  Other                                194            127
------------------------------------------------------------
Total deferred tax assets            5,586          4,024
------------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation          (691)          (208)
------------------------------------------------------------
Net deferred tax assets             $4,895         $3,816
============================================================

Payments of income taxes for 1997, 1996, and 1995 were $9,122,000, $7,465,000, and $5,579,000, respectively.

6. PROFIT SHARING PLAN

The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's salary. The Company's total expense for the plan in 1997, 1996, and 1995 amounted to $1,338,000, $815,000, and $900,000, respectively.

7. STOCK OPTIONS

On March 27, 1992, the Board of Directors of the Company adopted and approved the 1992 Incentive Plan (the "Plan"), which allows the grants of incentive stock options and other awards. The Board of Directors has reserved 1,700,000 shares of Class A Common Stock for issuance upon exercise of options or grants of other awards under the Plan.

Subject to the provisions of the Plan, the Compensation and Stock Option Committee determines the terms of awards under the Plan, including exercise price, vesting and expiration. All options outstanding under the Plan as of the end of fiscal 1997 are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

On July 21, 1994, the Company's stockholders approved The Finish Line, Inc. Non-Employee Director Stock Option Plan (the "Director Plan"), which allows the grant of a maximum of 150,000 shares of Class A Common Stock to non-employee directors of the Company.

Subject to the provisions of the Director Plan, upon initial election as a non-employee director, each such director will be granted a non-qualified stock option to purchase 6,000 shares of the Class A Common Stock. In addition, each non-employee director will be automatically granted, on an annual basis, a non-qualified stock option to purchase 4,000 shares of the Company's Class A Common Stock on the date of each Annual Meeting of Stockholders commencing with the Annual Meeting of Stockholders at which the non-employee director is granted the initial 6,000 share option. The per share exercise price of the options will be the fair market value of a share of the Company's Class A Common Stock on the date of grant. Each option will have a term of ten years and will become fully exercisable one year after a non-employee director's initial election to the board. Options granted under the Director Plan amounted to 8,000, 8,000 and 20,000 in 1997, 1996 and 1995, respectively.

The Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation" during 1997. SFAS 123 required the Company to either adopt a fair value based method of expense recognition for all stock compensation based awards, or provide pro forma net income and earnings per share information as if the recognition and measurement provisions of SFAS 123 had been adopted. The Company decided to account for its stock based compensation awards following the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"). APB 25 requires compensation expense to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. The Company's stock based awards consists of stock options with an exercise price equal to market price on the date of grant. As such, the Company has not recorded compensation expense in connection with these awards. In addition, the effect of applying the SFAS 123 fair value method to the Company's stock-based awards results in net income and EPS that are not materially different from amounts reported.

A reconciliation of the Company's stock option activity and related information under both plans is as follows:

                          NUMBER          WEIGHTED AVERAGE
                        OF OPTIONS         EXERCISE PRICE
------------------------------------------------------------
February 28, 1994         352,002              $ 6.47
Granted                   345,000                3.97
Exercised                      --                  --
Canceled                  (33,000)               5.65
------------------------------------------------------------
February 28, 1995         664,002                5.21
Granted                   562,500                3.89
Exercised                    (600)               4.00
Canceled                  (57,400)               4.60
------------------------------------------------------------
February 29, 1996       1,168,502                4.61
Granted                    16,000               17.00
Exercised                (311,650)               5.51
Canceled                  (34,000)               4.41
------------------------------------------------------------
March 1, 1997             838,852              $ 4.52
============================================================

Exercise prices for options outstanding as of March 1, 1997 ranged from $3.38 to $22.38. The weighted-average remaining contractual life of those options is 7.9 years. Exercisable stock options were 108,702, 208,112, and 100,674 at fiscal year end 1997, 1996, and 1995, respectively. The weighted average exercise price of those options exercisable at March 1, 1997 is $4.66.

8. COMMON STOCK

At March 1, 1997, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility, and transferability.

Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Company's Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Class A and Class B Common Stock do not have cumulative voting rights.

While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B Stockholders.

Shares of Class B Common Stock may not be transferred to third parties (except for transfer to certain family members of the holders and in other limited circumstances). All of the shares of Class B Common Stock are held by the Principal Stockholders and their family members.

On November 14, 1996 the Company increased the number of authorized shares of Class A Common Stock to 30,000,000 from 20,000,000. The Company increased the number of authorized shares in order to implement a two-for-one stock split.

9. STOCK SPLIT

On September 27, 1996, the Company's Board of Directors declared a two-for-one split of the Company's Class A and Class B Common Stock which was distributed after the close of business on November 15, 1996 in the form of a 100% stock dividend to shareholders of record as of October 18, 1996. All references in the financial statements to number of shares, per share amounts and prices per share of the Company's Class A and B Common Stock have been retroactively restated to reflect the impact of the Company's stock split.

10. PUBLIC OFFERINGS

The Company completed a secondary offering (the "Secondary Offering") of its Class A Common Stock on June 19, 1996 pursuant to which the Company sold 2,600,000 shares of Class A Common Stock at an offering price of $13.75 per share. Net proceeds to the Company from the Secondary Offering (after deducting the underwriting discount of $1,781,000 and expenses of $410,000) were $33,559,000. These proceeds were used to repay bank indebtedness of $15,000,000 and for general corporate purposes.

The Company completed a secondary public offering (the "December 1996 Secondary Offering") of its Class A Common Stock on December 18, 1996, pursuant to which the Company sold 2,400,000 shares of its Class A Common Stock at an offering price of $22.50 per share. Net proceeds to the Company from the December 1996 Secondary Offering (after deducting the underwriting discount of $2,700,000 and expenses of $392,000) were $50,908,000. These proceeds will be used to finance the accelerated expansion of the Company's store base as well as for potential acquisitions and general corporate purposes.

OFFICERS AND DIRECTORS
-------------------------------------------------------------------------------
The executive officers and directors of the Company are as follows:

                                                                                                                        OFFICER OR
  NAME                                     AGE   POSITION                                                             DIRECTOR SINCE

Alan H. Cohen/(1)/                          50   Chairman of the Board of Directors,                                       1976
                                                  President and Chief Executive Officer
David I. Klapper                            48   Executive Vice President, Director                                        1976
David M. Fagin                              53   Executive Vice President, Director                                        1982
Larry J. Sablosky                           48   Executive Vice President, Director                                        1982
Joseph W. Wood                              49   Sr. Vice President - Merchandising and Marketing                          1995
Steven J. Schneider                         41   Sr. Vice President - Finance, Secretary and Chief Financial Officer       1989
Donald E. Courtney                          42   Sr. Vice President - MIS and Distribution                                 1989
George S. Sanders                           39   Sr. Vice President - Real Estate and Store Development                    1994
Michael L. Marchetti                        46   Sr. Vice President - Store Operations                                     1995
Thomas R. Sicari                            43   Vice President - General Merchandise Manager                              1997
Kevin S. Wampler                            34   Vice President - Corporate Controller and Assistant Secretary             1997
Robert A. Edwards                           34   Vice President - Distribution                                             1997
Kevin G. Flynn                              33   Vice President - Marketing                                                1997
Jonathan K. Layne/(1)(2)(3)/                43   Director                                                                  1992
Jeffrey H. Smulyan/(1)(2)(4)/               49   Director                                                                  1992


[MAP OF U.S. SHOWING *CORPORATE HEADQUARTERS AND DISTRIBUTION CENTERS APPEARS
 HERE]

The map depicts the locations by state of the Company's stores. As of April 1, 1997, the Company operated 260 stores in 27 states.

(1) Member of the Audit Committee
(2) Member of the Compensation and Stock Option Committee
(3) Mr. Layne is a partner in the law firm of Gibson, Dunn & Crutcher
(4) Mr. Smulyan is Chairman of the Board and President of Emmis Broadcasting Corporation


STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

TRANSFER AGENT AND REGISTRAR:

American Stock Transfer & Trust Co.
Shareholder Services
40 Wall Street
New York, NY 10005

STOCK MARKET INFORMATION:

The Company's Class A Common Stock is traded on the NASDAQ National Market System under the symbol FINL. As of April 4, 1997, the approximate number of holders of record of Class A Common Stock was 260. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date. On April 4, 1997 the closing price for the Company's Class A Common Stock, as reported by NASDAQ, was $23.38.

FINANCIAL REPORTS:

A copy of Form 10-K, the Company's annual report to the Securities and Exchange Commission, for the current period can be obtained without charge by writing to:

 The Finish Line, Inc.
 Attn: Chief Financial Officer
 3308 N. Mitthoeffer Road
 Indianapolis, IN 46236

 www.thefinishline.com

IN THE STARTING BLOCKS

In October 1976, two boyhood friends started down a path that would lead them to becoming one of the premier specialty athletic retailers in the nation. Beginning with a meager investment of $60,000, Finish Line opened its doors in the heart of downtown Indianapolis, right on Monument Circle. Originally a franchise of the Athlete's Foot, the Company was operated by Alan Cohen and David Klapper who saw a future in the fledgling athletic footwear business.

Back then, the mania for athletic shoes and equipment hadn't yet been established. However, adidas had already carved a successful reputation for itself as the nation's leading athletic shoe developer, followed closely behind by Converse and Puma. Nike was just a tiny company starting out on the West Coast.

By 1981, the owners (avid athletes themselves) were operating twelve stores and were ready to expand beyond Indiana. Since Athlete's Foot franchise rights ended at the Indiana border, they decided to start their own Company called Finish Line. Klapper and Cohen approached a childhood friend, Larry Sablosky, with a full partnership opportunity. Dave Fagin, a manufacturer's rep who had been selling goods to Cohen and Klapper, was also offered the same deal.

From the outset, Finish Line's niche was to sell brand-name athletic shoes and activewear at a competitive price. That strategy has clearly paid off. By 1991, the Company had grown to 105 stores located primarily throughout the Midwest and Southeastern states; the company's annual gross sales were nearly $100 million. Clearly eyeing the future as a national retail chain, the foursome took the Company public in 1992.

Today, a mere five years later, Finish Line operates 260 stores in 27 states. With the help of more than 5,000 employees, both in the stores and in the Indianapolis corporate office, Finish Line has grown to become one of the largest athletic specialty stores in the country.

EYEING THE FINISH LINE

As the specialty athletic industry has grown, so has Finish Line. If you walk into a Finish Line store today you will see that our product lines have greatly expanded. Known for our signature "wall of shoes," a typical Finish Line store will carry the largest selection of men's, women's and kid's athletic and casual shoes in the mall. A typical Finish Line store will show between 600-1,300 different kinds of athletic and casual footwear, including basketball, running, walking, aerobics, outdoor, cross training, cleated, sandals and casual shoes. Some stores also carry golf shoes as well as in-line skates.

Nike, that new company on the West Coast when the "Finish Line boys" were getting started, today comprises almost 60 percent of the products sold by Finish Line. Other brand leaders include Fila, adidas, Reebok and Timberland.

But the Company doesn't just sell shoes. Today, approximately 33 percent of all sales come from activewear and accessories. This includes the latest in functional and fashion products from Nike, adidas and Fila, professional and college licensed products including replica jerseys from Champion and Starter, and a wide variety of T-shirts, shorts, caps and outerwear from other well-known manufacturers.

As the market continues to change and expand, so does Finish Line. The Company's buyers are constantly searching for the newest fashions and trends to keep our product mix exciting. The Real Estate department continues to seek profitable, high traffic locations in order to expand Finish Line's presence as a national retailer.

While the company's size has increased dramatically over the past 20 years, the style of management and commitment to outstanding customer service has remained the same. Hard work, dedication, commitment to selling quality goods at a fair price are the hallmarks of Finish Line's philosophy. It's no wonder that Finish Line continues to eye the future as a winner in today's race in retail athletic fashion.

FINISH LINE

3308 NORTH MITTHOEFFER ROAD, INDIANAPOLIS, INDIANA 46236 (317) 899-1022 www.thefinishline.com