Form 10-K405, Exhibit 13
period 1998-02-28
FINISH LINE INC /DE/
filed 1998-05-08
CIK 886137

================================================================================


ABOUT THE COVER

On our cover we tout ourselves as Champions of Achievement. We do so with an understanding that all of our customers have goals. Whether that goal is to run a marathon or a mile, the accomplishment of that goal signifies an achievement. We want to be a part of that. Having adopted "Champions of Achievement" as the theme of our new branding campaign, we feel it embodies the spirit of Finish Line and our commitment at every level to be the best athletic specialty retailer in our industry. Finish Line is more than just a store, it is a "destination." We do more than just sell product. We help each customer meet their individual goals.

Company
    profile


Finish Line, Inc. is a leading athletic specialty retailer selling brand name athletic and casual footwear, apparel and accessories to men, women and kids of all ages. Headquartered in Indianapolis, Indiana, Finish Line began operation in 1976 and now has over 300 exciting mall based stores throughout the United States.

                              [MAP APPEARS HERE]

The Finish Line, Inc.
--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                             Fiscal         Fiscal         Fiscal
Dollars in thousands (except per share data)                  1998           1997           1996
---------------------------------------------------------------------------------------------------
Net sales                                                   $438,911     $  332,002      $240,155
Operating income                                              40,799         30,533        16,989
Operating income as a percent to net sales                       9.3%           9.2%          7.1%
Net income                                                    26,734         18,813         9,658
Net income as a percent to net sales                             6.1%           5.7%          4.0%
Diluted earnings per share                                  $   1.02     $      .80      $    .47

Number of stores open at end of period                           302            251           220
Total retail square feet at end of period                  1,586,520      1,088,419       870,340
Average store size                                             5,253          4,336         3,956

Total assets                                                $255,978     $  217,718      $114,972
Cash (including short-term & long-term securities)            53,809         82,834         1,686
Total debt                                                        --             --         9,500
Total stockholders' equity                                   197,122        169,875        63,148
===================================================================================================

    The Company's fiscal year ends on the Saturday nearest the end of February starting with fiscal 1997. For fiscal 1996 and prior, the Company's fiscal year ended at the end of February. As used in this Report, "fiscal 1994", "fiscal 1995", "fiscal 1996", "fiscal 1997" and "fiscal 1998" refer to the Company's fiscal years ended February 28, 1994, February 28, 1995, February 29, 1996, March 1, 1997 and February 28, 1998, respectively. "Fiscal 1999" and "fiscal 2000" refer to the Company's fiscal years ending February 27, 1999 and February 26, 2000.


                           [BAR GRAPHS APPEAR HERE]

--------------------------------------------------------------------------------
LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

     Fiscal 1998 was another stellar year for Finish Line. By any standard of measure we are a better company today than we were a year ago. In spite of negative industry trends, we achieved record sales, including a same store sales increase of 6% vs. 16% last fiscal year. We also achieved record net income and another record high earnings per share of $1.02. As planned, we opened 53 new stores and remodeled 19 existing stores. We broadened our merchandise selection even further, and as a result cultivated even more opportunities for growth with new customers in new and existing markets. Our comparable store sales were positive for the fourth consecutive year in spite of a difficult athletic specialty retail environment. I

       "By any standard of measurement we are a better company today than we were a year ago"

am proud to report that our success for the year went beyond financial. Our "Give the Card that Counts" campaign with the Boys and Girls Clubs of America raised over $500,000, one dollar at a time, during the past holiday season. This unique partnership, involving our stores, employees and customers, allows us to give back to the communities in which we operate by distributing this money back to the local Boys and Girls Clubs in each community where Finish Line stores are located.

     We are proud of these results, but realize they are yesterday's news. In fiscal 1999 we will again raise the bar and try to achieve more. How will we get there? We will open another 50+ new stores, remodel over 20 existing stores, and establish a presence in 5 new states enhancing our position as the fastest growing and most innovative mall based retailer of athletic footwear, apparel and accessories.

     We will continue to open our larger store formats (over 10,000 square feet) at appropriate locations, as we believe having the most entertaining and exciting athletic specialty store in a given mall is a major competitive advantage. The larger stores enable us to offer more products to a broader customer base and demographically this is very powerful. The additional space can be used to offer more categories of footwear and apparel and more styles in each category than our competition. Approximately one-third of our sales are in apparel and accessories versus 12-20% by our major competitors. Traditionally, the specialty athletic retail customers have primarily been young males ages 12-24. Our larger store formats have broader demographic appeal including men, women and children of all ages. More selling space and more products make for a more enjoyable shopping experience. In addition, the larger store allows us the opportunity to offer value merchandise when it can be procured. Most importantly, the larger stores with all their competitive advantages will make Finish Line the destination athletic specialty retailer in the mall.

     This year we will complete construction on the addition to our distribution center and corporate offices, thereby doubling our existing space. Combining the added space with our POS management information system and inventory control systems will allow us to distribute merchandise to more stores faster and more efficiently than ever before.

     We will continue to market our stores and brand identity aggressively. In terms of dollars, we will spend more money than in the past, but that is only part of the story. We will maximize those dollars by being innovative in our efforts to reach our target customers.

     One of our recent initiatives is "Spike" magazine which we produce and mail to our customers. The magazine is designed to showcase our broad product assortment and capture the excitement a customer would feel while visiting our store. It offers insightful articles on issues and people our customers find interesting. With sponsorship from most of our vendors, we can use the magazine to build brand identity for Finish Line and the products we sell. The goals of our advertising are to build awareness of the Finish Line brand name and to generate additional store traffic. This will be achieved by utilizing local and national T.V., print, direct mail and the Internet.

     We believe each of these strategic initiatives will help drive future growth. We also understand that our industry is constantly changing and that we must continue to drive that change in order to maintain our position as an innovative leader in our industry. Some of the initiatives we test will be very successful and others may not. By continually challenging established standards in our industry, we can offer our customers a more unique and exciting shopping experience. Understanding our need to change has led to success in the past and will remain a key to success in the future.

                           [PHOTOGRAPH APPEARS HERE]

                      "Understanding our need to change has
                  led to success in the past and will remain a
                         key to success in the future."

     Over the past few years, I believe we have made some good strategic decisions and are now bearing some of the fruit of those decisions. We have a great team of experienced, hard working people. We stand on a very solid financial base from which to work. In spite of difficult industry trends, we will continue to execute our plan. And while we understand that we are not an island unto ourselves, our plan and the people who execute it will continue to build value for our customers and shareholders.


Sincerely,

/s/ Alan H. Cohen

Alan H. Cohen
President and Chief Executive Officer

Bigger
        better

                            [GRAPHIC APPEARS HERE]

                                                    ----------------------------
                                                    Maximize
                                                    ----------------------------

      While we have developed three store sizes to maximize each market opportunity, of key importance is that even our smaller traditional stores are about double the size of our competitor's stores.
          These larger stores provide a platform on which to innovate and differentiate ourselves.

Having a larger athletic specialty retail store in a given shopping mall is a key competitive advantage for Finish Line. Our larger store formats provide a platform to differentiate ourselves from our competition in several areas:

 . A More Compelling Store Format--Being larger, our store designers have more opportunity to inject energy into our store formats. The result is a more innovative, exciting, family oriented atmosphere, with more room to relax while shopping. This differentiates us from other athletic specialty retailers in many mall locations and is a key in drawing customers into our stores.

 . A Powerful Merchandise Mix--Larger stores provide more opportunity to build an exciting shopping environment in which we offer more categories of merchandise and more styles in each category than the competition. In the typical athletic specialty retail environment the goal seems to be to get as much product in front of the customer as possible. Our goal is not only to offer more product to the customer, but also to present the merchandise in a more exciting and compelling format.

                            [ARTWORK APPEARS HERE]

 . Broader Demographic Appeal--With product lines that are broader and deeper than the competition, Finish Line is able to appeal to men, women and children of all ages, not just the fashion conscious 12-24 year old.

 . Compelling Larger Store Economics--Finish Line's 20 larger format stores are expected to achieve store level operating margins of approximately 15% as compared to 13% for traditional stores. The ROI and overall profitability of our larger stores are higher than our traditional stores.

Why 3 different store sizes? Each market presents a different level of opportunity and having the largest and most exciting athletic specialty store in a given mall provides competitive advantages. Our goal is to answer each opportunity with an appropriately sized store. To this end we have developed three store formats:

Traditional Format Concept--These stores are less than 10,000 square feet in size. They typically are stocked with 600-700 footwear styles and 10,000+ shoes. While the average size of all our traditional stores is 4,500 square feet, traditional concept stores opened in fiscal 1998 averaged 5,800 square feet. Important to note is that while this is our smallest store format these stores are still significantly larger than our major competitors' average stores.

Medium Format Concept--These stores are 10,000 to 14,999 square feet in size. They are typically stocked with 1,000 footwear styles and 20,000+ shoes. In this size store we feature innovations such as Nike Concept Shops.

Large Format Concept--These stores are more than 15,000 square feet in size. They are typically stocked with 1,300 footwear styles and 30,000+ shoes. This format offers Finish Line the opportunity to establish a dominant presence in the best major malls throughout the country.

Aggressive
   manageable
growth

                                       -----------------------------------------
                                       opportunities
                                       -----------------------------------------

                            [ARTWORK APPEARS HERE]

Our goal is to grow as aggressively as market conditions will allow. We believe fiscal 1999 presents us with some great opportunities and we are well positioned to maximize on those opportunities.

In fiscal 1999, Finish Line plans to open 50-60 new stores including additional medium and large format stores. This will increase the number of our stores by 17 to 20%, and our total square footage by approximately 30%. We feel the larger store economics are compelling and provide an opportunity to drive growth beyond the limitations of smaller store formats.

As this aggressive growth strategy drives future sales increases, it should act to reduce costs as a percentage of sales. As in the past year, we will continue to prepare for growth by making major investments in infrastructure:

                            [ARTWORK APPEARS HERE]

 . We have made major investments in intellectual capital by strengthening our management team.

 . We are implementing a new POS register system, which should provide efficiencies and enhance data accessibility at the store and corporate office levels.

 . In fiscal 1999, we will complete construction of an addition to our corporate offices, thereby doubling our existing office space.

                           [BAR GRAPHS APPEAR HERE]

   A powerful
merchandising
approach
                                   ---------------------------------------------
                                   evolving
                                   ---------------------------------------------

                            [GRAPHIC APPEARS HERE]


    We are transcending the limits of
traditional athletic specialty retailing and in effect evolving the industry.

In our fiscal 1998, while most of the athletic specialty retail industry was experiencing sharp declines in same store sales, Finish Line experienced encouraging gains of 5.6% in same store sales. With a difficult athletic retail environment affecting many of our competitors, we continue to thrive because we have evolved beyond the traditional specialty athletic retailer. Using our larger store platform, we have energized store formats with a broader and deeper merchandise mix.

In fiscal 1999, we will continue to separate ourselves from the pack by building on the success of the past, and experimenting with innovations when appropriate. We will continue to highlight market leaders like Nike, adidas, and Reebok. But we will also continue to experiment and expand with less traditional athletic specialty retail manufacturers such as North Face, Nautica and Oakley. Many of our larger store formats will feature Nike, adidas and North Face concept shops.

                            [ARTWORK APPEARS HERE]

Even though offering merchandise from the same manufacturers as our competitors, Finish Line differentiates itself by offering a broader and deeper selection from each manufacturer, including special make-up product made exclusively for Finish Line. We merchandise the product in our stores in collections of matching apparel and footwear. This is the way our major suppliers are now creating product and how our customers are shopping for and buying it. Historically, approximately one-third of Finish Line sales has been in apparel and accessories, with larger stores generating as much as 40% of sales in this kind of product, versus a much smaller percentage apparel and accessories sales mix by our competitors. Gross margins on apparel have been higher than footwear, thereby making our sales mix even more advantageous.

Value merchandise historically has represented 15-20% of sales and at times when there may be excess manufacturer's inventory in our channels of distribution an opportunity to build on this percentage may exist. Here again our larger stores provide another competitive advantage. For those of our customers who are less motivated to purchase the newest product, our store formats allow us to offer brand name value merchandise as an alternative. This also helps to insulate us from less favorable fashion trends in the athletic specialty retail market.

The goal has been and will be to broaden our demographic appeal beyond the fashion conscious 12-24 year old male customers. Many of our stores offer 200-250 shoe styles for women and have separate youth footwear and apparel departments. To appeal to customers with special performance needs, we carry a much broader assortment of footwear than our competitors. Combining our assortment of merchandise with exciting store formats, our innovative marketing approach and our appeal transcends the limits of the traditional athletic specialty retailer.

Our own

     brand

   identity

                                 -----------------------------------------------
                                 brand equity
                                 -----------------------------------------------

[GRAPHIC ART OF POLE VAULTER APPEARS HERE]



Our own brand identity gives us greater control over our own destiny. We can use this brand equity to build an audience for our stores as well as the merchandise.

In fiscal 1999, we will continue to test the boundaries of conventional athletic retail wisdom in order to create exciting and innovative shopping experiences for our customers. We'll also try to extend the excitement of our store formats beyond the walls of our stores with new advertising and marketing initiatives. Our goal is to build our own brand identity, separate and apart from our competitors and vendors, which will help differentiate us in the marketplace.

"Spike Magazine" is our own magazine which we have developed to appeal to our own customer base. It's free to our customers and anyone else who requests a subscription. Distributed via direct mail using information gathered at our stores, this magazine is a vehicle we can use to build a long-term relationship with our customer base and continually showcase new product to build repeat business. The advertising support from our manufacturers makes the magazine synergistic in nature because it builds brand identity for Finish Line and the manufacturer's products we sell.

                            [ARTWORK APPEARS HERE]

This year we will redirect many of our marketing efforts from local levels to regional and national campaigns. As a result, 50% of our advertising dollars will be spent on television. We will produce these television ads independently (without manufacturers' co-op dollars) enabling us to exercise more control over our brand message. We will continue to utilize print advertising and assert ourselves in cyberspace through our Web Site (www.thefinishline.com).

Our new campaign, "Champions of Achievement," was developed to inspire active individuals to reach their own goals ("Where is your Finish Line?"), and remind them that we have the gear to help get them there.

We will also develop marketing efforts aimed exclusively at women. Traditionally, women have been an afterthought in this industry. Our larger formats allow us to provide a broad assortment of footwear and apparel made exclusively for women. By advertising and marketing to women, we will attempt to capture a much larger share of this rapidly growing segment.

Finish Line understands that while we may have beaten the pack this past year, we have many more races ahead of us. Like a runner, the Company knows it must remain focused and strong in order to maintain our advantage over the competition. We believe our aggressive growth strategy, flexible merchandising mix, infrastructure and marketing investments will keep Finish Line ahead of its competition in Fiscal 1999 and beyond.

--------------------------------------------------------------------------------
         TABLE OF CONTENTS
--------------------------------------------------------------------------------



             ------------------------------------------------------------

               Selected Financial Data.............................  13

               Management's Discussion and Analysis of
               Financial Condition and Results of Operations.......  14

               Consolidated Balance Sheets.........................  18

               Consolidated Statements of Income...................  19

               Consolidated Statements of Cash Flows...............  20

               Consolidated Statements of
               Changes in Stockholders' Equity.....................  21

               Notes to Consolidated Financial Statements..........  22

               Report of Independent Auditors......................  27

               Market Price of Common Stock........................  27

               Shareholder Information.............................  28

             ------------------------------------------------------------

The Finish Line, Inc.
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


                                                                                       Year Ended
----------------------------------------------------------------------------------------------------------------------------------
                                                            February 28,   March 1,    February 29,   February 28,    February 28,
(In thousands, except per share and store operating data)       1998         1997          1996           1995            1994
----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $438,911     $332,002      $240,155       $191,623        $157,011
Cost of sales (including occupancy expenses)                   303,809      229,187       168,912        132,726         107,491
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                   135,102      102,815        71,243         58,897          49,520
Selling, general and administrative expenses                    94,303       72,282        54,254         44,548          36,678
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                40,799       30,533        16,989         14,349          12,842
Interest expense (income)--net                                  (2,495)        (824)          892            317             184
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      43,294       31,357        16,097         14,032          12,658
Income taxes                                                    16,560       12,544         6,439          5,618           5,063
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $ 26,734     $ 18,813      $  9,658       $  8,414        $  7,595
==================================================================================================================================
Earnings Per Share Data/(1)/:
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                      $   1.03     $    .81      $    .47       $    .41        $    .37
Diluted earnings per share                                    $   1.02     $    .80      $    .47       $    .41        $    .37
==================================================================================================================================
Share Data/(2)/:
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average shares                                         25,963       23,100        20,630         20,630          20,630
Diluted weighted-average shares                                 26,317       23,502        20,671         20,630          20,633
==================================================================================================================================
Selected Store Operating Data:
----------------------------------------------------------------------------------------------------------------------------------
Number of stores:
  Opened during period                                              53           35            35             30              35
  Closed during period                                               2            4             5              4               1
  Open at end of period                                            302          251           220            190             164
Total square feet/(3)/                                       1,586,520    1,088,419       870,340        691,831         565,588
Average square feet per store/(3)/                               5,253        4,336         3,956          3,641           3,449
Net sales per square foot for stores open entire period       $    345     $    352      $    308       $    300        $    316
Increase (decrease) in comparable store net sales/(4)/             5.6%        16.0%          3.4%           1.7%           (2.3)%
==================================================================================================================================
Balance Sheet Data:
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                               $120,822     $112,079      $ 32,453       $ 30,050        $ 28,132
Total assets                                                   255,978      217,718       114,972         88,535          72,884
Total debt                                                          --           --         9,500          5,025           2,000
Stockholder's equity                                           197,122      169,875        63,148         53,487          45,073
==================================================================================================================================

(1) At February 28, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." As required, the Company has recomputed earnings per share consistent with that standard. There were insignificant effects on previously disclosed earnings per share and diluted earnings per share.
(2) Consists of weighted-average common and common equivalent shares outstanding for the period and was adjusted to give effect for the November 15, 1996 two-for-one stock split.
(3) Computed as of the end of each fiscal period.
(4) Calculated using only those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.

The Finish Line, Inc.
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

    General The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and Notes thereto included elsewhere herein.

    The table below sets forth operating data of the Company as a percentage of net sales for the periods indicated below.

                                                    Year Ended
--------------------------------------------------------------------------------

                                      February 28,    March 1,   February 29,
                                          1998          1997         1996
--------------------------------------------------------------------------------
Income Statement Data:
Net sales                                100.0%        100.0%       100.0%
Cost of sales (including
  occupancy expenses)                     69.2          69.0         70.3
--------------------------------------------------------------------------------
Gross profit                              30.8          31.0         29.7
Selling, general and
  administrative expenses                 21.5          21.8         22.6
--------------------------------------------------------------------------------
Operating income                           9.3           9.2          7.1
Interest expense (income)--net             (.6)          (.2)          .4
--------------------------------------------------------------------------------
Income before income taxes                 9.9           9.4          6.7
Income taxes                               3.8           3.7          2.7
--------------------------------------------------------------------------------
Net income                                 6.1%          5.7%         4.0%
================================================================================

    Fiscal 1998 Compared to Fiscal 1997 Net sales for fiscal 1998 were $438.9 million, an increase of $106.9 million or 32.2% over fiscal 1997. Of this increase, $64.7 million was attributable to a 20.3% increase in the number of stores open during the period from 251 at the end of fiscal 1997 to 302 at the end of fiscal 1998. The balance of the increase in net sales was attributable to an increase of $23.2 million from the 35 existing stores open only part of fiscal 1997 along with an increase in net sales from existing stores open the entire twelve month period of fiscal 1998 compared to fiscal 1997. During fiscal 1998, comparable store net sales increased 5.6% compared to fiscal 1997. Comparable net footwear sales increased 6.6% for fiscal 1998 and comparable net activewear and accessories sales increased 3.3%. Net sales per square foot decreased in fiscal 1998 to $345 from $352 in fiscal 1997. The decrease in 1998 was the result of the competitive and promotional retail environment along with a 21.1% increase in the average square feet per store from 4,336 in fiscal 1997 to 5,253 in fiscal 1998.

    Gross profit, which includes product margin less store occupancy costs, for fiscal 1998 was $135.1 million, an increase of $32.3 million or 31.4% over fiscal 1997, and a decrease of approximately 0.2% as a percentage of net sales. Of this 0.2% decrease, 0.4% was due to an increase in occupancy costs as a percentage of net sales, partially offset by a 0.2% increase in margins for product sold.

    Selling, general and administrative expenses were $94.3 million, an increase of $22.0 million or 30.5% over fiscal 1997, and decreased to 21.5% from 21.8% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 53 additional stores opened during fiscal 1998. The decrease as a percentage of sales is primarily a result of the comparable store net sales increase of 5.6% for fiscal 1998 along with improved expense controls.

    Net interest income for fiscal 1998 was $2.5 million compared to net interest income of $824,000 for fiscal 1997. The increase was a result of using the proceeds of the secondary offering completed on June 19, 1996 to repay all existing outstanding indebtedness under the Company's unsecured committed Loan Agreement with the remainder of these proceeds along with the proceeds from the secondary offering completed on December 18, 1996, being invested in interest bearing instruments.

    Income tax expense was $16.6 million for fiscal 1998 compared to $12.5 million for fiscal 1997. The increase in the Company's provisions for federal and state taxes in 1998 is due to the increased level of income before income taxes, partially offset by a decrease in the effective tax rate to 38.25% for fiscal 1998 from 40.0% in fiscal 1997. With the Company's significant investment in tax exempt instruments, it is expected that the effective tax rate will decrease to approximately 38% in fiscal 1999. In addition, the Company is currently considering other opportunities that may further reduce the Company's effective tax rate in future periods.

    Net income increased 42.1% to $26.7 million for fiscal 1998 compared to $18.8 million for fiscal 1997. Diluted net income per share increased 27.5% to $1.02 for fiscal 1998 compared to $0.80 for fiscal 1997. Diluted weighted-average shares outstanding were 26,317,000 and 23,502,000, respectively, for fiscal 1998 and 1997.

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

The Finish Line, Inc.
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
(Continued)

fiscal 1996. During fiscal 1997, comparable store net sales increased 16.0% compared to fiscal 1996. Comparable net footwear sales increased 16.8% for fiscal 1997 and comparable net activewear and accessories sales increased 14.0%. Net sales per square foot increased in fiscal 1997 to $352 from $308 in fiscal 1996, primarily the result of the comparable store sales increase of 16.0%.

    Gross profit, which includes product margin less store occupancy costs, for fiscal 1997 was $102.8 million, an increase of $31.6 million or 44.3% over fiscal 1996, and an increase of approximately 1.3% as a percentage of net sales. Of this 1.3% increase 0.6% was due to a decrease in occupancy costs as a percentage of net sales, 0.4% was due to an increase in margins for product sold, with the remaining 0.3% increase due to a decrease in inventory shrinkage.

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

    Net interest income for fiscal 1997 was $824,000 compared to net interest expense of $892,000 for fiscal 1996. This decrease was a result of using the proceeds of the secondary offering completed on June 19, 1996 to repay all exiting outstanding indebtedness under the Company's unsecured committed Loan Agreement with the remainder of these proceeds along with the proceeds, from the secondary offering completed on December 18, 1996, being invested in interest bearing instruments.

    Income tax expense was $12.5 million for fiscal 1997 compared to $6.4 million for fiscal 1996. The increase in the Company's provision for federal and state taxes in 1997 was due to the increased level of income before income taxes as the effective tax rate was 40% for each of the comparable periods.

    Net income increased 94.8% to $18.8 million for fiscal 1997 compared to $9.7 million for fiscal 1996. Diluted earnings per share increased 70.2% to $0.80 for fiscal 1997 compared to $0.47 for fiscal 1996. Diluted weighted-average shares outstanding were 23,502,000 and 20,671,000, respectively, for fiscal 1997 and 1996.


                                                                               Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------

(Dollars in thousands, except per share data)      May 31, 1997     August 30, 1997     November 29, 1997      February 28, 1998
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                       $87,537    100.0%  $118,727   100.0%   $95,928      100.0%   $136,719       100.0%
Cost of sales (including occupancy expenses)     60,903     69.6     80,178    67.5     67,557       70.4      95,171        69.6
------------------------------------------------------------------------------------------------------------------------------------

Gross profit                                     26,634     30.4     38,549    32.5     28,371       29.6      41,548        30.4
Selling, general and administrative expenses     20,083     22.9     24,744    20.8     23,141       24.1      26,335        19.3
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                  6,551      7.5     13,805    11.7      5,230        5.5      15,213        11.1
Interest income--net                               (722)    (0.8)      (712)   (0.6)      (624)      (0.6)       (437)       (0.4)
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                        7,273      8.3     14,517    12.3      5,854        6.1      15,650        11.5
Income taxes                                      2,782      3.2      5,553     4.7      2,240        2.3       5,985         4.4
------------------------------------------------------------------------------------------------------------------------------------

Net income                                      $ 4,491      5.1%  $  8,964     7.6%   $ 3,614        3.8%   $  9,665         7.1%
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings per share                        $  0.17            $   0.35            $  0.14               $   0.37
Diluted earnings per share                      $  0.17            $   0.34            $  0.14               $   0.37
====================================================================================================================================


The Finish Line, Inc.
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
(Continued)

                                                                                   Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)      May 31, 1996        August 31, 1996      November 30, 1996        March 1, 1997
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                      $71,744       100.0%  $91,006      100.0%  $73,003      100.0%    $96,249     100.0%
Cost of sales (including occupancy expenses)    50,212        70.0    61,543       67.6    51,129       70.0      66,303      68.9
------------------------------------------------------------------------------------------------------------------------------------

Gross profit                                    21,532        30.0    29,463       32.4    21,874       30.0      29,946      31.1
Selling, general and administrative expenses    16,042        22.4    19,037       20.9    17,747       24.3      19,456      20.2
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                 5,490         7.6    10,426       11.5     4,127        5.7      10,490      10.9
Interest expense (income)--net                     194         0.3      (137)      (0.1)     (189)      (0.2)       (692)     (0.7)
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                       5,296         7.3    10,563       11.6     4,316        5.9      11,182      11.6
Income taxes                                     2,119         2.9     4,225        4.6     1,727        2.4       4,473       4.6
------------------------------------------------------------------------------------------------------------------------------------

Net income                                     $ 3,177         4.4%  $ 6,338        7.0%  $ 2,589        3.5%    $ 6,709       7.0%
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                       $  0.15               $  0.28              $  0.11                $  0.26
Diluted earnings per share                     $  0.15               $  0.27              $  0.11                $  0.26
====================================================================================================================================


    Quarterly Comparisons The Company's merchandise is marketed during all seasons, with the highest volume of merchandise sold during the second and fourth fiscal quarters as a result of back-to-school and holiday shopping. The third fiscal quarter has traditionally had the lowest volume of merchandise sold and the lowest results of operations.

    The table above sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 1998 and fiscal 1997. This quarterly information is unaudited but, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

    Liquidity and Capital Resources The Company finances the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow and cash on hand. Net cash provided by operations was $212,000, $15,565,000 and $6,216,000 respectively, for fiscal 1998, 1997 and
1996. At February 28, 1998, cash and cash equivalents were $28.1 million and short-term marketable securities were an additional $7.9 million. Cash equivalents are primarily invested in tax exempt instruments with maturities of one to twenty-eight days. Short-term marketable securities range in maturity from 90-365 days and are primarily invested in tax exempt municipal obligations.

    Merchandise inventories were $130.1 million at February 28, 1998 compared to $82.0 million at March 1, 1997. On a per square foot basis, merchandise inventories at February 28, 1998 increased 8.9% compared to March 1, 1997. The increase reflects early receipt of March 1998 deliveries and a return to inventory levels that the Company believes are appropriate.

    The Company has an unsecured committed Loan Agreement (the "Facility") with a commercial bank in the amount of $30,000,000, which expires on September 1, 1999. The Company periodically reviews its ongoing credit needs with its commercial bank and expects to renew the Facility prior to its expiration for an additional period beyond the current maturity date of September 1, 1999. The interest rate on the Facility is, at the Company's election, either the bank's Federal Funds Rate plus .5%, the bank's LIBOR Rate plus .375% or the bank's prime commercial lending rate. The margin percentage added to the Federal Funds Rate and LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). At February 28, 1998, there were no borrowings outstanding under the Facility.

    The Facility contains restrictive covenants that limit, among other things, the Company's ability to declare or pay dividends, incur or guarantee debt, redeem shares of its capital stock, be a party to a merger, acquire or dispose of assets or engage in any other transactions outside the ordinary course of business. In addition, the Company must

The Finish Line, Inc.
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
(Continued)

maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a tangible net worth of not less than $133,000,000 and funded debt to total capitalization (as defined) may not exceed 40%. The Company is in compliance with all such covenants.

   Capital expenditures were $29,555,000 and $13,064,000 for fiscal 1998 and 1997, respectively.

   Expenditures in 1998 were primarily for the build out of 50 of the 53 stores that were opened during fiscal 1998 (including 12 larger format stores), the remodeling of 19 existing stores, the completion of a 130,000 square foot addition to the existing distribution center, the start of a 22,000 square foot addition to the existing office building and the start of the addition of 100,000 square feet of floor space in the existing distribution center through the addition of mezzanine levels.

    Expenditures in 1997 were primarily for the build out of 32 of the 35 stores that were opened during fiscal 1997 (including two larger format stores), the remodeling of 4 existing stores, the build out of the first three stores that were opened in fiscal 1998 (including one large format store), and the start of construction of the 130,000 square foot addition to the existing distribution center.

    The Company anticipates that total capital expenditures for fiscal 1999 will be approximately $35,000,000 primarily for the build out of 50-60 new stores (including 12 larger format stores), the remodeling of 20-25 existing stores and the completion of the 22,000 square foot addition to the corporate offices complex, as well as the completion of the mezzanine and conveyor system in the distribution center. The Company estimates that its cash requirement to open a traditional format new store (up to 10,000 square feet) will range from $450,000 to $500,000 (net of construction allowance) and from $900,000 to $1.9 million (net of construction allowance) for a larger format new store (10,000 to 25,000 square feet). These requirements for a traditional store include approximately $250,000 for fixtures, equipment, and leasehold improvements and $325,000 ($225,000 net of payables) in new store inventory. The cash requirements for a large format store include approximately $500,000 to $1.0 million for fixtures, equipment and leasehold improvements and $1.5 million ($900,000 net of payables) in new store inventory.

    During fiscal 1998, the Company purchased, at an aggregate cost of $1,230,000, 94,500 shares of Finish Line Class A Common Stock for the sole purpose of contributing such stock to the Company's retirement plan for its employees. At February 28, 1998, 54,500 shares had been contributed to the retirement plan with the remaining 40,000 shares being contributed on April 1, 1998.

    Management believes that cash on hand, operating cash flow and borrowings under the Company's existing Facility will be sufficient to complete the Company's fiscal 1999 store expansion program and to satisfy the Company's other capital requirements through fiscal 1999.

    As is commonly known, there is a potential issue facing companies regarding the ability of information systems to accommodate the year 2000. The Company is evaluating its information systems and believes that all critical systems can, or will be able to, accommodate the coming century, without material adverse effect on the Company's financial condition, results of operations, capital spending or competitive position.

    Effects of Inflation As the costs of inventory and other expenses of the Company have increased, the Company has generally been able to increase its selling prices. In periods of high inflation, increased build out and other costs could adversely affect the Company's expansion plans.

The Finish Line, Inc.
--------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                  February 28,      March 1,
(in thousands)                                        1998            1997
--------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                        $ 28,113        $ 51,212
  Short-term marketable securities                    7,886          11,516
  Accounts receivable                                 4,668           4,849
  Merchandise inventories                           130,150          81,991
  Deferred income taxes                               2,275           2,785
  Other                                               1,988           3,631
--------------------------------------------------------------------------------
    Total current assets                            175,080         155,984
================================================================================

Property and Equipment
  Land                                                  315             315
  Building                                            7,517           4,238
  Leasehold improvements                             49,549          32,732
  Furniture, fixtures, and equipment                 21,547          14,071
  Construction in progress                            3,828           4,120
--------------------------------------------------------------------------------
                                                     82,756          55,476
  Less accumulated depreciation                      21,844          15,958
--------------------------------------------------------------------------------
                                                     60,912          39,518

Other Assets
  Marketable securities                              17,810          20,106
  Deferred income taxes                               1,951           2,110
  Other                                                 225              --
--------------------------------------------------------------------------------
                                                     19,986          22,216
    Total assets                                   $255,978        $217,718
================================================================================

Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                 $ 38,790        $ 27,589
  Employee compensation                               5,154           4,853
  Accrued income taxes                                3,377           5,176
  Accrued property and sales tax                      3,352           2,448
  Other liabilities and accrued expenses              3,585           3,839
--------------------------------------------------------------------------------
    Total current liabilities                        54,258          43,905
================================================================================

Long-term deferred rent payments                      4,598           3,938

Stockholders' Equity
  Preferred stock, $.01 par value;
  1,000 shares authorized; none issued                   --              --
  Common stock, $.01 par value
  Class A:
    Shares authorized--30,000
    Shares issued and outstanding
      (1998--18,170; 1997--17,192)                      182             172
  Class B:
    Shares authorized--12,000
    Shares issued and outstanding
      (1998--7,842; 1997--8,750)                         78              87
  Additional paid-in capital                        119,181         118,132
  Retained earnings                                  78,218          51,484
  Treasury stock--40 shares                            (537)             --
--------------------------------------------------------------------------------
    Total stockholders' equity                      197,122         169,875
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity     $255,978        $217,718
================================================================================
See accompanying notes.

The Finish Line, Inc.
--------------------------------------------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------




                                                                                               Year Ended
----------------------------------------------------------------------------------------------------------------------------
                                                                               February 28,     March 1,        February 29,
(in thousands, except per share amounts)                                          1998            1997             1996
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $438,911        $332,002         $240,155
Cost of sales (including occupancy expenses)                                     303,809         229,187          168,912
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                     135,102         102,815           71,243
Selling, general and administrative expenses                                      94,303          72,282           54,254
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                                  40,799          30,533           16,989
Interest expense (income)--net                                                    (2,495)           (824)             892
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        43,294          31,357           16,097
Income taxes                                                                      16,560          12,544            6,439
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $ 26,734        $ 18,813         $  9,658
===========================================================================================================================
Basic earnings per share                                                        $   1.03        $    .81         $    .47
===========================================================================================================================
Diluted earnings per share                                                      $   1.02        $    .80         $    .47
===========================================================================================================================

See accompanying notes.

The Finish Line, Inc.
--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                                       Year Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      February 28,      March 1,        February 29,
(in thousands)                                                                           1998             1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                                             $ 26,734          $18,813          $ 9,658
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                           7,359            5,013            3,982
  Contribution of treasury stock to pension plan                                          1,039               --               --
  Deferred income taxes                                                                     669           (1,079)            (468)
  (Gain) loss on disposal of property and equipment                                         (42)              59              213
Changes in operating assets and liabilities:
  Accounts receivable                                                                       181           (3,750)             815
  Merchandise inventories                                                               (48,159)          (5,903)         (20,590)
  Other current assets                                                                    1,643           (3,107)             158
  Other assets                                                                             (225)              --              147
  Accounts payable                                                                       11,201           (2,128)          10,445
  Employee compensation                                                                     301            1,619              664
  Accrued income taxes                                                                   (1,799)           3,102             (386)
  Other liabilities and accrued expenses                                                    650            2,260              965
  Deferred rent payments                                                                    660              666              613
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   212           15,565            6,216

Investing activities
Purchases of property and equipment                                                     (29,555)         (13,064)         (10,197)
Proceeds from disposals of property and equipment                                           844              233              211
Purchases of short-term marketable securities                                            (3,511)         (16,496)              --
Proceeds from maturity of short-term marketable securities                               12,066            4,980               --
Purchase of marketable securities                                                        (2,629)         (20,106)              --
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (22,785)         (44,453)          (9,986)

Financing activities
Proceeds from short-term debt                                                            13,650           42,200          102,100
Principal payments on short-term debt                                                   (13,650)         (51,700)         (97,625)
Net proceeds from public offerings                                                           --           84,467               --
Proceeds and tax benefits from exercise of stock options                                    704            3,447                3
Purchase of treasury stock                                                               (1,230)              --               --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                        (526)          78,414            4,478
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    (23,099)          49,526              708
Cash and cash equivalents at beginning of year                                           51,212            1,686              978
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $ 28,113          $51,212          $ 1,686
====================================================================================================================================


See accompanying notes.

The Finish Line, Inc.
--------------------------------------------------------------------------------
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                                                           Number of Shares         Amount           Additional
                                                                          ------------------   -----------------       Paid-In
(in thousands)                                                            Class A    Class B   Class A   Class B       Capital
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1995                                                  8,118      12,512     $ 40      $ 63         $ 30,371
====================================================================================================================================

Net income for 1996
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                   42         (42)       1        (1)
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                          2                                               3
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996                                              8,162      12,470       41        62           30,374
====================================================================================================================================

Net income for 1997
------------------------------------------------------------------------------------------------------------------------------------
Secondary Public Offering of Class A Common Stock--June 19, 1996          2,600                   13                     33,546
------------------------------------------------------------------------------------------------------------------------------------
Secondary Public Offering of Class A Common Stock--December 18, 1996      2,400                   24                     50,884
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                3,720      (3,720)      37       (37)
------------------------------------------------------------------------------------------------------------------------------------
Two-for-One Stock Split                                                                           54        62             (116)
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                        310                    3                      3,444
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1997                                                 17,192       8,750      172        87          118,132
====================================================================================================================================

Net income for 1998
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                  908        (908)       9        (9)
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                         70                    1                        703
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to pension plan                                                                              346
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                             18,170       7,842     $182      $ 78         $119,181
====================================================================================================================================

                                                                      Retained   Treasury
                                                                      Earnings     Stock      Totals
-------------------------------------------------------------------------------------------------------
Balance at March 1, 1995                                               $ 23,013   $    --    $ 53,487
=======================================================================================================

Net income for 1996                                                       9,658                 9,658
-------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                                         --
-------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                                                3
-------------------------------------------------------------------------------------------------------
Balance at February 29, 1996                                             32,671        --      63,148
=======================================================================================================

Net income for 1997                                                      18,813                18,813
-------------------------------------------------------------------------------------------------------
Secondary Public Offering of Class A Common Stock--June 19, 1996                               33,559
-------------------------------------------------------------------------------------------------------
Secondary Public Offering of Class A Common Stock--December 18, 1996                           50,908
-------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                                         --
-------------------------------------------------------------------------------------------------------
Two-for-One Stock Split                                                                            --
-------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                                            3,447
-------------------------------------------------------------------------------------------------------
Balance at March 1, 1997                                                 51,484        --     169,875
=======================================================================================================

Net income for 1998                                                      26,734                26,734
-------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                                         --
-------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                                              704
-------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                           (1,230)     (1,230)
-------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to pension plan                                        693       1,039
-------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                           $ 78,218   $  (537)   $197,122
=======================================================================================================

See accompanying notes.

The Finish Line, Inc.
--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Significant Accounting Policies

    Basis of Presentation The consolidated financial statements include the accounts of The Finish Line, Inc. and its wholly-owned subsidiary Spike's Holding, Inc. (collectively the "Company"). Throughout these notes to the financial statements, the fiscal years ended February 28, 1998, March 1, 1997 and February 29, 1996 are referred to as 1998, 1997 and 1996, respectively.

    Effective with the quarter ended March 1, 1997, the Company changed to a "Retail" calendar. The Company's fiscal year ends on the Saturday closest to the last day of February and included 52 weeks in 1998.

    Nature of Operations Finish Line is a specialty retailer of men's, women's and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. Finish Line stores average approximately 5,250 square feet in size and are primarily located in enclosed malls in the Midwest, Southeast and South.

    In 1998, the Company purchased approximately 87% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 63%, 69% and 50% of merchandise purchases in 1998, 1997 and 1996, respectively.

    Use of Estimates Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Basic Earnings Per Share The Company has adopted SFAS No. 128, "Earnings per Share," which requires that both basic earnings per share and diluted earnings per share be presented on the face of the income statement. Restatement of earnings-per-share data for previous periods is also required. Earnings per share are calculated based on the weighted-average number of outstanding common shares. Diluted earnings per share are calculated based on the weighted-average number of outstanding common shares, plus the effect of dilutive stock options. All per-share amounts, unless otherwise noted, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

    Cash and Cash Equivalents Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

    Merchandise Inventories Merchandise inventories are valued at the lower of cost or market using a weighted-average cost method, which approximates the first-in, first-out method.

    Property and Equipment Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets, or where applicable, the terms of the respective leases, whichever is shorter.

    Store Opening and Closing Costs Store opening costs and other non-capitalized expenditures incurred prior to opening new retail stores are expensed as incurred. When a decision to close a retail store is made, the Company expenses any remaining future net lease obligation, nonrecoverable investment in property and equipment and other costs related to the store closure.

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

    Advertising The Company expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 1998, 1997 and 1996 amounted to $7,326,000, $4,950,000 and $3,524,000, respectively.

    Financial Instruments Financial instruments consist of cash and cash equivalents, marketable securities and accounts payable. The fair value of cash and cash equivalents and accounts payable approximate fair value. At February 28, 1998 and March 1, 1997, the Company had not invested in any derivative financial instruments.

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

    Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Interest on securities classified as held-to-maturity is included in interest income.

The Finish Line, Inc.
--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Continued)

2. Marketable Securities

    All marketable securities are classified as held-to-maturity. The Company held no marketable securities prior to 1997. The following is a summary of marketable securities (in thousands):

                                             Gross        Gross      Estimated
                              Amortized   Unrealized   Unrealized      Fair
                                Cost         Gains       Losses        Value
--------------------------------------------------------------------------------
February 28, 1998--
  municipal obligations        $25,696       $251         $(47)       $25,900
--------------------------------------------------------------------------------
March 1, 1997--
  municipal obligations        $31,622       $ 88         $(17)       $31,693
================================================================================

    The amortized cost and estimated fair value of marketable securities at February 28, 1998 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                   Estimated
                                                      Amortized      Fair
                                                        Cost         Value
--------------------------------------------------------------------------------
Due in one year or less                               $ 7,886      $ 7,853
Due after one year through three years                  7,174        7,247
Due after three years through five years                9,436        9,584
Due after five years                                    1,200        1,216
--------------------------------------------------------------------------------
                                                      $25,696      $25,900
================================================================================

3. Debt Agreement

    The Company has an unsecured committed Loan Agreement (the "Facility") with a commercial bank in the amount of $30,000,000, which expires on September 1, 1999. At February 28, 1998, there were no borrowings outstanding under the Facility.

    The Facility contains restrictive covenants which limit, among other things, mergers, and dividends. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a tangible net worth of not less than $133,000,000 and funded debt to total capitalization (as defined) may not exceed 40%. The Company was in compliance with all restrictive covenants of the debt agreement in effect at February 28, 1998.

    The interest rate on the Facility is, at the Company's election, either the bank's Federal Funds Rate plus .5%, the bank's LIBOR Rate plus .375% or the bank's prime commercial lending rate. The margin percentage added to the Federal Funds Rate and LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). Interest expense for 1998, 1997 and 1996 was $4,000, $242,000 and $821,000, respectively. Interest paid on the Facility during 1998, 1997, and 1996 amounted to $4,000, $298,000, and $773,000, respectively. The Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of .1%.

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

                                               1998          1997         1996
--------------------------------------------------------------------------------
Base Rent                                     $25,067       $17,716      $14,042
Deferred Rent                                     660           666          613
Contingent Rent                                 2,940         2,868        1,509
--------------------------------------------------------------------------------
Rent Expense                                  $28,667       $21,250      $16,164
================================================================================

    A schedule of future base rent payments by fiscal year for signed operating leases at February 28, 1998 with initial or remaining noncancelable terms of one year or more is as follows (in thousands):

1999                                                                    $ 30,154
2000                                                                      30,587
2001                                                                      30,397
2002                                                                      29,986
2003                                                                      29,032
Thereafter                                                               106,572
--------------------------------------------------------------------------------
                                                                        $256,728
================================================================================

    This schedule of future base rent payments includes lease commitments for nine new stores which were not open as of February 28, 1998.

The Finish Line, Inc.
--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Continued)

5. Income Taxes

    The components of income taxes are as follows (in thousands):

                                                1998         1997         1996
--------------------------------------------------------------------------------
Currently payable:
  Federal                                      $13,268      $10,741      $5,570
  State                                          2,623        2,882       1,337
--------------------------------------------------------------------------------
                                                15,891       13,623       6,907
Deferred:
  Federal                                          560         (850)       (371)
  State                                            109         (229)        (97)
--------------------------------------------------------------------------------
                                                   669       (1,079)       (468)
--------------------------------------------------------------------------------
                                               $16,560      $12,544      $6,439
================================================================================

    Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                     February 28,       March 1,
                                                         1998             1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Deferred rent accrual                                $ 1,759           $1,575
  Store opening supplies                                 1,179            1,225
  Uniform capitalization                                 1,493            1,016
  Vacation accrual                                         379              325
  Bonus accrual                                            115            1,251
  Other                                                    396              194
--------------------------------------------------------------------------------
Total deferred tax assets                                5,321            5,586
--------------------------------------------------------------------------------
Deferred tax liability:
  Tax over book depreciation                            (1,095)            (691)
--------------------------------------------------------------------------------
Net deferred tax assets                                $ 4,226           $4,895
================================================================================

    Payments of income taxes for 1998, 1997 and 1996 were $17,572,000, $9,122,000 and $7,465,000, respectively.

6. Profit Sharing Plan

    The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's salary. The Company's total expense for the plan in 1998, 1997 and 1996 amounted to $1,789,000, $1,338,000 and $815,000, respectively.

7. Stock Options

    The Board of Directors has reserved 1,700,000 shares of Class A Common Stock for issuance upon exercise of options or of grants of other awards under the option plan. Stock options have been granted to directors, officers and other key employees. All options outstanding under the plans as of the end of fiscal 1998 are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

    The Company has elected to follow Accounting Principles Board Opinion (APB) No 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma information as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the Company's net income and earnings per share would have been as follows:

                                                 1998         1997         1996
--------------------------------------------------------------------------------
Net income (in thousands)
  As reported                                   $26,734      $18,813      $9,658
  Pro forma                                      25,768       18,571       9,562
--------------------------------------------------------------------------------
Diluted earnings per share
  As reported                                   $  1.02      $   .80      $  .47
  Pro forma                                         .99          .80         .47
================================================================================

The Finish Line, Inc.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Continued)



    The estimated weighted-average fair value of the individual options granted during 1998, 1997 and 1996 was $12.70, $12.65 and $2.91, respectively, on the date of grant. The fair values for all years were determined using a Black-Scholes option-pricing model with the following assumptions:

                                                1998        1997         1996
--------------------------------------------------------------------------------
Dividend yield                                    0%          0%           0%
--------------------------------------------------------------------------------
Volatility                                     74.8%       68.6%        55.7%
--------------------------------------------------------------------------------
Risk-free interest rate                        6.18%       6.47%        6.57%
--------------------------------------------------------------------------------
Expected life                                 7 years     7 years      7 years
================================================================================


     A reconciliation of the Company's stock option activity and related information is as follows:

                                       Number                  Weighted-Average
                                     of Options                 Exercise Price
--------------------------------------------------------------------------------
February 28, 1995                       664,002                    $ 5.21
  Granted                               562,500                      3.89
  Exercised                                (600)                     4.00
  Canceled                              (57,400)                     4.60
--------------------------------------------------------------------------------
February 29, 1996                     1,168,502                      4.61
  Granted                                16,000                     17.00
  Exercised                            (311,650)                     5.51
  Canceled                              (34,000)                     4.41
--------------------------------------------------------------------------------
March 1, 1997                           838,852                      4.52
  Granted                               691,675                     17.11
  Exercised                             (70,000)                     4.77
  Canceled                              (50,500)                    14.50
--------------------------------------------------------------------------------
February 28, 1998                     1,410,027                    $10.33
================================================================================

    The following table summarizes information concerning outstanding and exercisable options at February 28, 1998:

                             Weighted-
                              Average      Weighted-                   Weighted-
 Range of                    Remaining      Average                     Average
 Exercise       Number      Contractual    Exercise      Number        Exercise
  Prices      Outstanding      Life          Price     Exercisable       Price
--------------------------------------------------------------------------------
  $ 3-$ 5       648,750         7.2         $ 3.93       224,524         $ 3.99
  $ 5-$10        84,602         4.9         $ 6.60        84,602         $ 6.60
  $10-$15       402,875         9.8         $13.85         8,000         $11.63
  $15-$23       273,800         9.0         $21.43            --          --
================================================================================

    Shares exercisable were 317,126, 108,702 and 208,112 at fiscal year end 1998, 1997 and 1996, respectively.


8. Earnings Per Share

    The following is a reconciliation of the numerators and denominators used in computing earnings per share (in thousands, except per share amounts).

                                               1998          1997         1996
--------------------------------------------------------------------------------
Income available to common stockholders       $26,734       $18,813      $ 9,658
--------------------------------------------------------------------------------
Basic earnings per share:
Weighted-average number of
  common shares outstanding                    25,963        23,100       20,630
Basic earnings per share                      $  1.03       $   .81      $   .47
--------------------------------------------------------------------------------
Diluted earnings per share:
Weighted-average number of
  common shares outstanding                    25,963        23,100       20,630
Stock options                                     354           402           41
--------------------------------------------------------------------------------
Diluted weighted-average number of common
  shares outstanding                           26,317        23,502       20,671
--------------------------------------------------------------------------------
Diluted earnings per share                    $  1.02       $   .80      $   .47
================================================================================

The Finish Line, Inc.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Continued)

9. Common Stock

    At February 28, 1998, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility and transferability.

    Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Company's Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Class A and Class B Common Stock do not have cumulative voting rights.

    While shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B Stockholders.

    Shares of Class B Common Stock may not be transferred to third parities (except for transfer to certain family members of the holders and in other limited circumstances). All of the shares of Class B Common Stock are held by the Principal Stockholders and their family members.

    On November 14, 1996, the Company increased the number of authorized shares of Class A Common Stock to 30,000,000 from 20,000,000 in order to implement a two-for-one stock split as discussed in Note 10.

10. Stock Split

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

11. Public Offerings

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

    The Company completed a secondary public offering (the "December 1996 Secondary Offering") of its Class A Common Stock on December 18, 1996, pursuant to which the Company sold 2,400,000 shares of its Class A Common at an offering price of $22.50 per share. Net proceeds to the Company from the December 1996 Secondary Offering (after deducting the underwriting discount of $2,700,000 and expenses of $392,000) were $50,908,000. These proceeds were used to finance the accelerated expansion of the Company's store base and general corporate purposes.

The Finish Line, Inc.
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


The Board of Directors and Stockholders of The Finish Line, Inc.


    We have audited the accompanying consolidated balance sheets of The Finish Line, Inc. and subsidiary as of February 28, 1998 and March 1, 1997, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of The Finish Line, Inc. and subsidiary at February 28, 1998 and March 1, 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Fort Wayne, Indiana
March 25, 1998


--------------------------------------------------------------------------------
MARKET PRICE OF COMMON STOCK
--------------------------------------------------------------------------------


Quarter Ended                            Fiscal 1998              Fiscal 1997
--------------------------------------------------------------------------------
                                      High         Low        High          Low
--------------------------------------------------------------------------------
May                                  $27.25      $ 9.25      $14.19       $ 4.38
August                                15.63       11.75       16.00         9.88
November                              19.88       13.88       24.63        15.63
February                              19.25       11.88       28.00        18.25
================================================================================

    The Class A Common Stock has traded on the NASDAQ National Market System since the Company became a public entity in June 1992. Since its initial public offering in June 1992, the Company has not declared any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. See Management's Discussion and Analysis and Note 3 of Notes to Consolidated Financial Statements for restrictions on the Company's ability to pay dividends.

The Finish Line, Inc.
--------------------------------------------------------------------------------
SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------


Name                                      Age               Position                                      Officer or Director Since
====================================================================================================================================

Alan H. Cohen/(1)/                        51                Chairman of the Board of Directors
                                                            President and Chief Executive Officer                       1976
------------------------------------------------------------------------------------------------------------------------------------
David I. Klapper/(3)/                     49                Executive Vice President, Director                          1976
------------------------------------------------------------------------------------------------------------------------------------
David M. Fagin                            54                Executive Vice President, Director                          1982
------------------------------------------------------------------------------------------------------------------------------------
Larry J. Sablosky                         49                Executive Vice President, Director                          1982
------------------------------------------------------------------------------------------------------------------------------------
Steven J. Schneider                       42                Sr. Vice President--Finance, Secretary and CFO              1989
------------------------------------------------------------------------------------------------------------------------------------
Gary D. Cohen                             45                Sr. Vice President--General Counsel                         1997
------------------------------------------------------------------------------------------------------------------------------------
Joseph W. Wood                            50                Sr. Vice President--Merchandising and Marketing             1995
------------------------------------------------------------------------------------------------------------------------------------
Donald E. Courtney                        43                Sr. Vice President--MIS and Distribution                    1989
------------------------------------------------------------------------------------------------------------------------------------
George S. Sanders                         40                Sr. Vice President--Real Estate and Store
                                                            Development                                                 1994
------------------------------------------------------------------------------------------------------------------------------------
Michael L. Marchetti                      47                Sr. Vice President--Store Operations                        1995
------------------------------------------------------------------------------------------------------------------------------------
Kevin S. Wampler                          35                Vice President--Corporate Controller and Asst. Secretary    1997
------------------------------------------------------------------------------------------------------------------------------------
Robert A. Edwards                         35                Vice President--Distribution                                1997
------------------------------------------------------------------------------------------------------------------------------------
Thomas R. Sicari                          44                Vice President--General Merchandise Manager                 1997
------------------------------------------------------------------------------------------------------------------------------------
Paul C. Wagner                            32                Vice President--Information Systems                         1997
------------------------------------------------------------------------------------------------------------------------------------
Kevin G. Flynn                            34                Vice President--Marketing                                   1997
------------------------------------------------------------------------------------------------------------------------------------
James B. Davis                            35                Vice President--Real Estate                                 1997
------------------------------------------------------------------------------------------------------------------------------------
Jonathan K. Layne/(1)//(2)//(3)//(4)/     44                Director                                                    1992
------------------------------------------------------------------------------------------------------------------------------------
Jeffrey H. Smulyan/(1)//(2)//(5)/         50                Director                                                    1992
------------------------------------------------------------------------------------------------------------------------------------

(1) Member of the Audit Committee
(2) Member of the Compensation and Stock Option Committee
(3) Member of the Finance Committee
(4) Mr. Layne is a partner in the law firm of Gibson, Dunn & Crutcher
(5) Mr. Smulyan is Chairman of the Board and President of Emmis Broadcasting Corporation

================================================================================

  The Finish Line, Inc.


------------------------------------------------------------------------
                         SHAREHOLDER INFORMATION
------------------------------------------------------------------------

      Transfer Agent and Registrar:
      American Stock Transfer & Trust Co.
      Shareholder Services
      40 Wall Street
      New York, NY 10005

      Stock Market Information:
      The Company's Class A Common Stock is traded on the NASDAQ National Market System under the symbol FINL. As of April 3, 1998, the approximate number of holders of record Class A Common Stock was 345. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date. On April 3, 1998, the closing price for the Company's Class A Common Stock, as reported by NASDAQ was $23.00.

      Financial Reports:
      A copy of Form 10-K, the Company's annual report to the Securities and Exchange Commission, for the current period can be obtained without charge by writing to:

        The Finish Line, Inc.
        Attn: Chief Financial Officer
        3308 N. Mitthoeffer Road
        Indianapolis, IN 46236
        Internet Address:
        www.thefinishline.com


 Except for the historical information contained herein, the matters discussed in this Annual Report are forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those expressed in any of the forward looking statements. Such risks and uncertainties include, but are not limited to, product demand and market acceptance risks, the effect of economic conditions, the effect of competitive products and pricing, the availability of products, management of growth, and other risks detailed in the Company's Securities and Exchange Commission filings.

                            [ARTWORK APPEARS HERE]





                      [LOGO OF FINISH LINE APPEARS HERE]
                            3308 N. Mitthoeffer Road
                             Indianapolis, IN 46236

                                 317-899-1022
                            www.thefinishline.com