Form 10-K405, Exhibit 13
period 1999-02-27
FINISH LINE INC /DE/
filed 1999-05-07
CIK 886137

                                 ANNUAL REPORT

                        [PICTURE OF MALL APPEARS HERE]

                           Barton Creek Square Mall

                                 Austin, Texas

                                  Store Front

FINANCIAL HIGHLIGHTS



                                                       FISCAL       Fiscal      Fiscal
Dollars in thousands (except per share data)            1999         1998        1997
----------------------------------------------------------------------------------------
Net sales                                           $  522,623   $  438,911   $  332,002
Operating income                                        31,946       40,799       30,533
Operating income as a percent of net sales                 6.1%         9.3%         9.2%
Net income                                              20,687       26,734       18,813
Net income as a percent of net sales                       4.0%         6.1%         5.7%
Diluted earnings per share                          $      .80   $     1.02   $      .80

Number of stores open at end of period                     358          302          251
Total retail square footage at end of period         2,095,264    1,586,520    1,088,419
Average store size                                       5,853        5,253        4,336

Total assets                                        $  278,555   $  255,978   $  217,718
Cash (including short-term & long-term securities)      40,924       53,809       82,834
Total debt                                                  --           --           --
Total stockholders' equity                             208,679      197,122      169,875
========================================================================================

     The Company's fiscal year ends on the Saturday nearest the end of February starting with fiscal 1997. For fiscal 1996 and prior, the Company's fiscal year ended at the end of February. As used in this Report, "fiscal 1995," "fiscal 1996," "fiscal 1997," "fiscal 1998" and "fiscal 1999" refer to the Company's fiscal years ended February 28, 1995; February 29, 1996; March 1, 1997; February 28, 1998; and February 27, 1999, respectively. "Fiscal 2000" and "fiscal 2001" refer to the Company's fiscal years ending February 26, 2000 and March 3, 2001.


                             [GRAPH APPEARS HERE]

COMPANY

[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

Finish Line, Inc. is a leading athletic specialty retailer specializing in brand name athletic and casual footwear, apparel and accessories. Known for its signature shoe wall, Finish Line strives to offer customers more styles and sizes of active footwear than any mall-based retailer. Finish Line began operations in 1976 in Indianapolis, Indiana and at year-end served customers in 39 states through 358 stores.


ALABAMA           Kennesaw             IOWA            Flint
Dothan            Union City           Cedar Rapids    Fort Gratiot
Montgomery        Augusta              Coralville      Holland
                  Macon                Davenport       Lansing
ARIZONA           Savannah             Des Moines      Midland
Mesa                                   Dubuque         Monroe
Phoenix           IDAHO                Iowa City       Port Huron
Scottsdale        Boise                                Portage
                                                       Traverse City
ARKANSAS          ILLINOIS             KANSAS
Fayetteville      Alton                Hutchinson      MISSISSIPPI
Fort Smith        Bloomington          Manhattan       Ridgeland
Little Rock       Bourbonnais          Olathe          Tupelo
N. Little Rock    Carbondale           Overland Park
                  Chicago              Salina          MISSOURI
CALIFORNIA        Aurora               Topeka          Cape Girardeau
Los Angeles       Bloomingdale         Wichita         Chesterfield
San Diego         Fairview Heights                     Florissant
                  Forsyth              KENTUCKY        Independence
COLORADO          Gurnee               Ashland         Joplin
Boulder           Lombard              Bowling Green   Kansas City
Colorado Springs  Matteson             Florence        St. Louis
Denver            Niles                Lexington       St. Peters
                  N. Riverside         Louisville      Springfield
CONNECTICUT       Orland Park          Paducah
Meriden           St. Charles
Waterbury         Schaumburg           LOUISIANA       NEBRASKA
Waterford         Skokie               Alexandria      Lincoln
                  Waukegan             Bossier City    Omaha
DELAWARE          WestDundee           Monroe
Wilmington        Danville             Shreveport      NEVADA
                  Marion                               Las Vegas
                  Moline               MARYLAND
FLORIDA           Peoria               Baltimore       NEW
Brandon           Peru                 Bethesda        HAMPSHIRE
Crystal River     Rockford             Cumberland      Concord
Daytona Beach     Springfield          Frederick       Manchester
Fort Myers                             Hagerstown      Newington
Jacksonville                           Laurel          Salem
Lakeland          INDIANA              Owings Mills
Naples            Anderson             Salisbury
Ocoee             Bloomington          Towson          NEW JERSEY
Orlando           Carmel                               Deptford
Panama City       Elkhart              MASSACHUSETTS   Eatontown
Pensacola         Evansville           Hanover         Paramus
Port Richey       Fort Wayne           Holyoke         Phillipsburg
St. Petersburg    Indianapolis         Saugus
Sanford           Kokomo               Taunton
Tallahassee       Lafayette                            NEW MEXICO
Tampa             Marion               MICHIGAN        Albuquerque
                  Merrillville         Adrian
                  Michigan City        Auburn Hills
                  Muncie               Battle Creek    NEW YORK
GEORGIA           Richmond             Bay City        Albany
Alpharetta        South Bend           Benton Harbor   Buffalo
Athens            Terre Haute          Burton          Blasdell
Atlanta                                                Williamsville
Decatur                                                Clay
Duluth                                                 Dewitt
                                                       Horseheads
                                                       Ithaca

Lakewood          Northwood            TEXAS               Janesville
Middletown        Piqua                Abilene             Madison
Niagara Falls     Reynoldsburg         Amarillo            Milwaukee
Poughkeepsie      St. Clairsville      Austin              Racine
Rochester         Sandusky             Dallas/Fort Worth   Wauwatosa
Rotterdam         Springfield          Arlington
Saratoga Springs  Toledo               Denton
Schenectady                            Hurst
Staten Island     OKLAHOMA             Irving
Syracuse          Midwest City         Lewisville
Wilton            Oklahoma City        Mesquite
                  Tulsa                Plano

NORTH             PENNSYLVANIA         Richardson
CAROLINA          Altoona              El Paso
Burlington        Bensalem             Houston
Cary              Bloomsburg           Humble
Charlotte         Butler               Killeen
Gastonia          Camp Hill            Longview
Pineville         Chambersburg         Midland
Concord           Erie                 San Angelo
Fayetteville      Greensburg           San Antonio
Greensboro        Hanover              Sherman
Hickory           Indiana              Temple
High Point        Johnstown            Tyler
Morrisville       Media                Waco
Raleigh           Wales                Wichita Falls
Rocky Mount       Philadelphia
Winston-Salem     Pittsburgh
                  Scranton
OHIO              Uniontown            VIRGINIA
Akron             Washington           Alexandria
Ashtabula         West Mifflin         Chesapeake
Beaver Creek      York                 Dulles
Canton                                 Fredericksburg
Cincinnati        SOUTH                Harrisonburg
Cleveland         CAROLINA             Lynchburg
Euclid            Charleston           Newport News
Mentor            Columbia             Richmond
N. Olmsted        Greenville           Colonial Heights
N. Randall                             Glen Allen
Parma             SOUTH                Roanoke
Richmond Heights  DAKOTA               Virginia Beach
Columbus          Sioux Falls          Winchester
Dayton
Dublin            TENNESSEE            WASHINGTON
Elyria            Antioch              Seattle
Findlay           Chattanooga
Franklin          Clarksville          WEST VIRGINIA
Heath             Franklin             Barboursville
Lancaster         Goodlettsville       Bridgeport
Lima              Johnson City         Charleston
Mansfield         Memphis              Martinsburg
Marion            Nashville            Morgantown
New Philadelphia
Niles                                  WISCONSIN
                                       Green Bay
                                       Greendale

During the year our "Champions of Achievement" campaign succeeded in building Finish Line brand recognition in the marketplace. The campaign was led by two award-winning television commercials, and supported with consumer-targeted print advertising, outdoor boards, direct mail, in-store graphics and promotions. In order to complement the look and feel of our stores, and to continue to build our relationship and company brand recognition with our customers, we have continued our efforts to position and grow SPIKE Magazine, which now reaches more than 800,000 customers every three months. Conceived two years ago and directed to the 14- to 22-year-old mall shopper, SPIKE Magazine has positioned Finish Line as the first choice for the hottest athletic products and product information and has made our store, not just the mall, our customers' shopping destination.

Back in 1976, we began by opening our first store in Indianapolis. We did not dare dream how far we could come with the Finish Line concept. Over the years, we have continued to challenge ourselves to be the best athletic footwear retailer in the mall. Today, as a result of meeting those challenges, we have a sound financial base from which to operate and a track record that builds confidence in and around the Company. We are staffed with bright professionals eager to succeed in any competitive environment. Professionals who not only work hard, but work smart, setting a standard for those who work with and for them. Together we will meet the needs of our customers and the marketplace, as we continually strive to be the best athletic footwear retailer in the mall. While our competitors are focusing on the Finish Line, we at the Finish Line remain focused on the future.

                                          /s/ Alan H. Cohen

                                              Alan H. Cohen, President & CEO


[LOGO OF FINISH LINE YOUTH FOUNDATION]



This year also saw the creation of the Finish Line Youth Foundation. We created the Youth Foundation to facilitate our ability to provide funding and assistance to youth athletics and programs. In its first year of operation, the Finish Line Youth Foundation, through our customers, employees and stores, raised more than $600,000 for Boys and Girls Clubs of America. We look forward to growing the Foundation and continue giving back to the communities where we do business.

[PICTURE APPEARS HERE]
Alan Cohen, Finish Line President & CEO (left) and Kurt Aschermann, Vice President of the Boys and Girls Clubs of America.

(to shareholders)

Finish Line has always understood the importance of setting goals, participating and competing to the best of one's abilities. Even our marketing efforts focused on what it takes to be a true "Champion of Achievement." From the store level to the front office, Finish Line worked as a team to succeed in a challenging year.

Fiscal 1999 proved to be a difficult year in our industry and caused us to reflect on that marketing message. This adverse business environment challenged us to be "Champions." Throughout the year industry trends seemed to grow more negative, but true champions find a way to persevere and succeed. As we were faced with new challenges and obstacles, we continued to work toward our corporate goal of being THE BEST ATHLETIC FOOTWEAR RETAILER IN THE MALL.

For the year, we again broke sales records posting $522,623,000 in sales, an increase of 19 percent vs. last year. While an adverse specialty retail environment kept us from reporting same store sales increases for the year, we were still able to deliver respectable earnings of $.80 per share vs. $1.02 last year. We also accomplished our aggressive store growth plan for the year with the opening of 59 new stores, including our first stores in Delaware, New Mexico, Nevada, Idaho, South Dakota and California, and ended the year with 358 stores in 39 states. In addition to the new stores, we expanded/remodeled 26 existing stores. During fiscal 1999, we added approximately 510,000 square feet of retail space, an increase of 32 percent on top of a 46 percent square footage increase the previous year, bringing us to 2.1 million square feet of retail space at year end. As a result of this aggressive growth, at fiscal year-end 1999 nearly one-half of our total retail square footage was less than two years old.

We remain confident and committed to our store concept and operating strategies, and believe that our larger, more exciting stores have become the mall-based athletic specialty store of choice for our customers, landlords and product vendors. We intend to continue to grow our retail square footage in fiscal year 2000 with 40 to 50 new stores and approximately 20 expansion/remodels of existing stores. Our store formats will continue to cater to the branded athletic footwear and apparel needs of the entire family, including performance, fashion and value-oriented product.

At Finish Line, we believe important lessons can be learned through adverse times and such experiences will help make us a better retailer. In our search for improvement and competitive advantage, it is critical to recognize and adapt quickly to changing market conditions, including fashion shifts and consumer spending habits. We must also be prepared to review and refine in-store merchandising and product offerings to better serve our customers' needs, as illustrated in the recent introductions of new vendors and products such as NST Nautica Sport Tech and RLX Polo Sport into our stores.

                        [PICTURE OF STORE APPEARS HERE]

                           Northridge Fashion Center

                            Northridge, California

                        [PICTURE OF SHOES APPEARS HERE]

BUSINESS STRATEGY

Finish Line is dedicated to being the best athletic footwear retailer in the mall. Like a ballplayer staying after practice to work on his game, we are working harder and smarter to always be a step ahead of the competition. We are working on the little things so that every time a customer steps into our stores, we are delivering the best possible shopping experience.

For more than 20 years, our success has been built on a three-point strategy. Through our product offering, particularly footwear, we address three key consumer desires:
                          FUNCTION, FASHION AND VALUE

FUNCTION. Finish Line will always be tied to authentic athletic performance. From our Company name and the dreams and best efforts it immediately inspires, to our well-trained sales associates and performance product mix, Finish Line has a heritage linked to the thrill of competition and being the best. Performance is trend-proof and will never go out of style.

FASHION FOLLOWS FUNCTION. We understand that not every pair of athletic shoes we sell will find its way to the track or court. Many of our customers are looking for an athletic or casual look. To meet these

           [FASHION MODELS PRESENTING PRODUCT PICTURE APPEARS HERE] customers' needs, we keep abreast of the latest trends--offering product for use on or off the court.

VALUE ENHANCES FUNCTION AND FASHION. We will also take advantage of market opportunities that allow us to purchase brand name performance or fashion products from our vendors at special prices to attract the value customer. And in-store programs like the Tiebreaker price guarantee policy ensure that Finish Line will never lose a sale on price.

Today, Finish Line is more focused than ever on being the best athletic footwear retailer in the mall. No matter what our customers interpret as best (selection, service, product knowledge, value, etc.), we are working to make sure they will find it at Finish Line.

GROWING STRONG

During the last few years, Finish Line has aggressively grown into a national chain. Fiscal 1999 saw 59 new Finish Lines open across the country, while we remodeled/expanded an additional 26 existing stores. In the last two years, we have nearly doubled our retail square footage. Today our customers shop our stores in 39 states, in more than 2.1 million square feet of retail space.

           [FASHION MODELS PRESENTING PRODUCT PICTURE APPEARS HERE]

                            [PICTURE APPEARS HERE]

                               Los Cerritos Mall
                             Cerritos, California
                               Womens Shoe Wall

As the competition for prime mall real estate intensifies, Finish Line will continue to work to find prime locations in the best markets and malls. A careful growth plan calling for a 15 to 20 percent retail square footage increase is now in place to guide Finish Line into the next millennium. During fiscal 2000, we expect to add another 300,000 to 400,000 square feet of great looking, athletic specialty store space.

SIZED TO FIT

When a customer walks into a Finish Line store, they are walking into an athletic retail format like no other. In our large-format stores, those with more than 10,000 square feet, a dramatic shoe wall showcasing up to 1,300 styles drives home our footwear focus.

Our large-format stores offer customers a unique shopping experience. Multiple footwear and apparel styles are offered in an exciting and entertaining shopping environment. Vendor and sport-specific concept shops are used to showcase particular vendors or categories, simplifying the shopping experience while showcasing product collections and accessories.

Even our traditional stores, those less than 10,000 square feet, offer more shopping area than most of our competitors' stores. Our traditional new stores, opened over the last two fiscal years, have averaged almost 6,000 square feet allowing us to offer a broader product selection in both footwear and apparel.

                          Product. Product. Product.

                            [PICTURE APPEARS HERE]

                           Northridge Fashion Center
                            Northridge  California
                                Mens Shoe Wall

           [FASHION MODELS PRESENTING PRODUCT PICTURE APPEARS HERE]

In addition to footwear, our merchandise department will work closely with vendors to offer a complete and complimentary product assortment. New items from vendors like NST Nautica Sport Tech, RLX Polo Sport, Oakley and The North Face will enhance our product offering beyond our traditional athletic brands like Nike and adidas. We have also recently introduced our own private label apparel brand into our stores, SPK. This proprietary branded product is designed to meet the needs of consumers looking for a high-quality, basics-type of product at attractive price points.

In all categories, we will continue to offer value merchandise. Our size, flexibility and good reputation with our product partners have allowed us to take advantage of opportunity buys from our vendors, allowing us to satisfy the needs of our value-conscious customers. It's another way we meet the diverse needs of our target audience.

IT'S WHAT YOU KNOW

As we've grown, it has become increasingly important that our information technology keep pace. From managing inventories to tracking daily sales to forecasting product allotment for new stores, quick and accurate sharing of information is crucial for our continued success.

            [FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

Enhanced capabilities at our stores provide for daily transmission of information to and from the field and home office, allowing for timely product replenishment and rapid response for buying and merchandising strategies. Going forward, we will continue to invest in our communications infrastructure to strengthen our capabilities of exchanging information throughout the company in a timely and accurate manner.

            [FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

Improved communication is vital to our aggressive expansion plan. We plan to implement a new merchandise planning system which will allow us to more accurately forecast merchandise needs and store allotments. We will be able to build more precise sales plans down to the department class level for each store. New software now being implemented will also allow improved store-level labor forecasting and scheduling.

Armed with these new ways to gather and provide information, our people are more prepared than ever before to meet customer needs.

                            [PICTURE APPEARS HERE]

                               Los Cerritos Mall

                             Cerritos, California

                                  Youth Wall

PEOPLE MAKE THE DIFFERENCE

[EMPLOYEE PICTURES APPEAR HERE]

With the addition of 59 stores this year, on top of 53 openings in fiscal year 1998, it is an on-going challenge to make certain we have well-trained, motivated staffs to service our customers and operate each store. With this rapid growth, our entire store workforce has doubled in two short years--placing unique pressures on the crucial hiring and training process.

Realizing that our store personnel are the front line, we have worked diligently to recruit quality people and provide them with the right tools and training to offer our customers a satisfying store experience. The rallying cry has been back to basics with a re-emphasis on service, knowledge and selection. With each success in training, recruitment and education, employee confidence has grown. Today our pool of management trainees is greater and better prepared to take leadership positions as new stores are opened.

                      [PICTURE OF WASHINGTON SQUARE MALL
                       INDIANAPOLIS, INDIANA STORE CASH
                       WRAP AND PRODUCT APPEARS HERE]


HOW WE SEE IT

In many instances, how we show our product may be as important as what we carry. We will continue to hone our merchandising strategy to create an exciting, shopping environment that not only invites customers into the store, but sets the stage for product purchase. New footwear display tables and lease line fixtures offer additional opportunities to showcase footwear. And by working with vendors to create shared graphics packages, each Finish Line can deliver a consistent brand or category message at the crucial in-mall contact point.

BUILDING RELATIONSHIPS

                 [SPIKE MAGAZINE COVERS PICTURE APPEARS HERE]

BUILDING OUR BRAND. OUR BRAND.

This year we embarked on a performance-based branding campaign that positioned Finish Line as a supportive, goal-driven retailer that understands and relishes the joy of competition. In two television commercials, we asked our customers the simple question, "Where's your Finish Line?" Print ads focused on goals and goal attainment, reinforcing a commitment to performance and positioning Finish Line as the destination for gear that can help you reach your goals.

Our own SPIKE Magazine continued to reach more than 800,000 customers, creating customer loyalty and providing a showcase for new footwear and apparel. Delivered four times a year, SPIKE Magazine offers a unique one-on-one dialogue in the homes of our key target audiences. Advertising support from our vendors makes the magazine cost effective while building Finish Line brand identity as well as reinforcing the product and performance messages of our vendors.

We will continue to build a bridge to our customers. This year we will investigate new ways to reach our customers and test several new programs to build customer loyalty and repeat visits. Direct mail, cooperative marketing programs and grass-roots initiatives will again play a role in getting our message out. This summer for the first time, product will be available for sale on our web site at www.finishline.com along with in-store promotional activities and technical product information.

Our goal is to deliver a consistent message every time we "speak" to our customers, whether it's in their home, in the mall or in our store.

            [FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

                        [PICTURE OF STORE APPEARS HERE]

                             Los Cerritos Mall
                             Cerritos, California
                             Store Front

SELECTED FINANCIAL DATA

                                                                                               Year Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                FEBRUARY 27,   February 28,   March 1,   February 29,  February 28,
(In thousands, except per share and store operating data)           1999           1998         1997          1996         1995
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $   522,623    $  438,911    $  332,002  $  240,155    $   191,623
Cost of sales (including occupancy expenses)                        373,170       303,809       229,187     168,912        132,726
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                        149,453       135,102       102,815       71,24         58,897
Selling, general and administrative expenses                        117,507        94,303        72,282      54,254         44,548
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                     31,946        40,799        30,533      16,989         14,349
Interest expense (income)--net                                       (1,421)       (2,495)         (824)        892            317
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                           33,367        43,294        31,357      16,097         14,032
Income taxes                                                         12,680        16,560        12,544       6,439          5,618
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $    20,687    $   26,734    $   18,813  $    9,658    $     8,414
====================================================================================================================================
EARNINGS PER SHARE DATA:
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                        $       .81    $     1.03    $      .81  $      .47    $       .41
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share $                                    $       .80    $     1.02    $      .80  $      .47    $       .41
====================================================================================================================================
Share Data/(1)/:
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average shares                                              25,541        25,963        23,100      20,630         20,630
------------------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average shares                                      25,833        26,317        23,502      20,671         20,630
====================================================================================================================================
Selected Store Operating Data:
------------------------------------------------------------------------------------------------------------------------------------
Number of stores:
  Opened during period                                                   59            53            35          35             30
  Closed during period                                                    3             2             4           5              4
  Open at end of period                                                 358           302           251         220            190
Total square feet/(3)/                                            2,095,264     1,586,520     1,088,419     870,340        691,831
Average square feet per store/(2)/                                    5,853         5,253         4,336       3,956          3,641
Net sales per square foot for comparable stores                         310    $      345    $      352  $      308    $       300
Increase (decrease) in comparable store net sales/(3)/                 (1.7)%         5.6%         16.0%        3.4%           1.7%
====================================================================================================================================
Balance Sheet Data:
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                                 $   106,661    $  120,822    $  112,079  $   32,453    $    30,050
Total assets                                                        278,555       255,978       217,718     114,972         88,535
Total debt                                                               --            --            --       9,500          5,025
Stockholders' equity                                                208,679       197,122        169,87      63,148         53,487
====================================================================================================================================

(1) Consists of weighted-average common and common equivalent shares outstanding for the period and was adjusted to give effect for the November 15, 1996 two-for-one stock split.
(2) Computed as of the end of each fiscal period.
(3) Calculated using those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.

                                 [FINISH LINE]

Selected Financial Data...................................................    17

Management Discussion and Analysis
of Financial Conditions and Results of Operations......................... 18-21

Consolidated Balance Sheets...............................................    22

Consolidation Statements of Income........................................    23

Consolidated Statements of Cash Flows.....................................    24

Consolidated Statements of Changes of
Stockholder's Equity......................................................    25

Notes to Consolidated Financial Statements................................ 26-30

Report of Independent Auditors............................................    31

Market Price of Common Stock..............................................    31

Officers and Directors....................................................    32

Shareholder Information...................................................    33

                         [PICTURE OF LOS CERRITOS MALL
                     CERRITOS, CALIFORNIA STORE CASH WRAP
                                 APPEARS HERE]

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

                                                   Year Ended
-----------------------------------------------------------------------------
                                 FEBRUARY 27,      February 28,     March 1,
                                    1999              1998           1997
-----------------------------------------------------------------------------
Income Statement Data:
Net sales                          100.0%            100.0%         100.0%
Cost of sales (including
  occupancy expenses)               71.4              69.2           69.0
-----------------------------------------------------------------------------
Gross profit                        28.6              30.8           31.0
Selling, general and
  administrative expenses           22.5              21.5           21.8
-----------------------------------------------------------------------------
Operating income                     6.1               9.3            9.2
Interest income--net                  .3                .6             .2
-----------------------------------------------------------------------------
Income before income taxes           6.4               9.9            9.4
Income taxes                         2.4               3.8            3.7
-----------------------------------------------------------------------------
Net income                           4.0%              6.1%           5.7%
-----------------------------------------------------------------------------

    FISCAL 1999 COMPARED TO FISCAL 1998 Net sales for fiscal 1999 were $522.6 million, an increase of $83.7 million or 19.1% over fiscal 1998. Of this increase, $48.3 million was attributable to an 18.5% increase in the number of stores open during the period from 302 at the end of fiscal 1998 to 358 at the end of fiscal 1999. The balance of the increase in net sales was attributable to an increase of $30.9 million from the 53 existing stores open only part of fiscal 1998 along with an increase in sales from stores remodeled. These increases were partially offset by a comparable store net sales decrease of 1.7% in fiscal 1999. Comparable net footwear sales increased 2.4% for fiscal 1999 and comparable net activewear and accessories sales decreased 11.0%. Net sales per square foot decreased in fiscal 1999 to $310 from $345 in fiscal 1998. The decrease in 1999 was the result of the competitive and promotional retail environment and negative apparel trends due to a fashion shift by customers to contemporary non-athletic brands. In addition, an 11.4% increase in the average store size from 5,253 square feet in fiscal 1998 to 5,853 square feet in fiscal 1999 contributed to the decline in sales per square foot.
    Gross profit, which includes product margin less store occupancy costs, for fiscal 1999 was $149.5 million, and increase of $14.4 million or 10.6% over fiscal 1998, and a decrease of approximately 2.2% as a percentage of net sales. Of this 2.2% decrease, 1.5% was due to an increase in occupancy costs as a percentage of net sales, 0.4% was due to lower margins for product sold and 0.3% was due to an increase in inventory shrink.
    Selling, general and administrative expenses were $117.5 million, an increase of $23.2 million or 24.6% over fiscal 1998, and increased to 22.5% from 21.5% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 59 additional stores opened during 1999. The increase as a percentage of net sales is a result of higher store payroll costs and weaker sales from the end of July through February.
    Net interest income for fiscal 1999 was $1.4 million compared to net interest income of $2.5 million for fiscal 1998. This decrease was the result of reduced invested cash balances due to the Company's funding of fiscal 1999 expansion and the purchase of treasury stock under the Company's stock repurchase program.
    Income tax expense was $12.7 million for fiscal 1999 compared to $16.6 million for fiscal 1998. The decrease in the Company's provision for federal and state taxes in 1999 is due to the decreased level of income before taxes along with a decrease in the effective tax rate to 38% for fiscal 1999 from 38.25% in fiscal 1998. In addition, the Company is currently considering other opportunities that may further reduce the Company's effective tax rate in future periods.
    Net income decreased 22.6% to $20.7 million for fiscal 1999 compared to $26.7 million for fiscal 1998. Diluted net income per share decreased 21.6% to $.80 for fiscal 1999 compared to $1.02 for fiscal 1998. Diluted weighted average shares outstanding were 25,833,000 and 26,317,000, for fiscal 1999 and 1998, respectively. The reduction in the diluted weighted average shares outstanding reflects the repurchase of 1,313,000 shares of Class A Common Stock through the stock buyback program authorized by the Board of Directors in September 1998.

    FISCAL 1998 COMPARED TO FISCAL 1997 Net sales for fiscal 1998 were $438.9 million, an increase of $106.9 million or 32.2% over fiscal 1997. Of this increase, $64.7 million was attributable to a 20.3% increase in the number of stores open during the period from 251 at the end of fiscal 1997 to 302 at the end of fiscal 1998. The balance of the increase in net sales was attributable to an increase of $23.2 million from the 35 existing stores open only part of fiscal 1997 along with an increase in net sales from existing stores open the entire twelve month period of fiscal 1998 compared to fiscal 1997. During fiscal 1998, comparable store net sales increased 5.6% compared to fiscal 1997. Comparable net footwear sales increased 6.6% for fiscal 1998 and comparable net activewear and accessories sales increased 3.3%. Net sales per square foot decreased in fiscal 1998 to $345 from $352 in fiscal 1997. The decrease in 1998 was the result of the competitive and promotional retail environment along with a 21.1% increase in the average square feet per store from 4,336 in fiscal 1997 to 5,253 in fiscal 1998.
    Gross profit, which includes product margin less store occupancy costs, for fiscal 1998 was $135.1 million, an increase of $32.3 million or 31.4% over fiscal 1997, and a decrease of approximately 0.2% as a percentage of net sales. Of this 0.2% decrease,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

                                                                                      Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------

(Dollars in thousands, except per share data)       May 30, 1998      August 29, 1998     November 28, 1998     FEBRUARY 27, 1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $116,602    100.0%  $144,719     100.0%  $109,655   100.0%      $151,647      100.0%
Cost of sales (including occupancy expenses)      81,379     69.8    100,211      69.2     81,874    74.7        109,706       72.3
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                      35,223     30.2     44,508      30.8     27,781    25.3         41,941       27.7
Selling, general and administrative expenses      26,472     22.7     32,170      22.2     27,454    25.0         31,411       20.7
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                   8,751      7.5     12,338       8.6        327     5.3         10,530        7.0
Interest income--net                                 490       .4        397        .3        313      .3            221         .1
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         9,241      7.9     12,735       8.9        640      .6         10,751        7.1
Income taxes                                       3,512      3.0      4,839       3.4        244      .2          4,085        2.7
------------------------------------------------------------------------------------------------------------------------------------
Net income                                      $  5,729      4.9%  $  7,896       5.5%  $    396      .4%      $  6,666        4.4%
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                        $    .22            $    .30             $    .02               $    .27
Diluted earnings per share                      $    .22            $    .30             $    .02               $    .27
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)       May 31, 1997      August 30, 1997     November 29, 1997     February 28, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $87,537    100.0%  $118,727     100.0%  $95,928       100.0%  $136,719      100.0%
Cost of sales (including occupancy expenses)      60,903     69.6     80,178      67.5    67,557        70.4     95,171       69.6
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                      26,634     30.4     38,549      32.5    28,371        29.6     41,548       30.4
Selling, general and administrative expenses      20,083     22.9     24,744      20.8    23,141        24.1     26,335       19.3
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                   6,551      7.5     13,805      11.7     5,230         5.5     15,213       11.1
Interest income--net                                 722      0.8        712       0.6       624         0.6        437        0.4
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         7,273      8.3     14,517      12.3     5,854         6.1     15,650       11.5
Income taxes                                       2,782      3.2      5,553       4.7     2,240         2.3      5,985        4.4
------------------------------------------------------------------------------------------------------------------------------------
Net income                                       $ 4,491      5.1%  $  8,964       7.6%  $ 3,614         3.8%  $  9,665        7.1%
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                         $  0.17            $   0.35             $  0.14               $   0.37
Diluted earnings per share                       $  0.17            $   0.34             $  0.14               $   0.37
------------------------------------------------------------------------------------------------------------------------------------

0.4% was due to an increase in occupancy costs as a percentage of net sales, partially offset by a 0.2% increase in margins for product sold.
    Selling, general and administrative expenses were $94.3 million, an increase of $22.0 million or 30.5% over fiscal 1997, and decreased to 21.5% from 21.8% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 53 additional stores opened during fiscal 1998. The decrease as a percentage of sales was primarily a result of the comparable store net sales increase of 5.6% for fiscal 1998 along with improved expense controls.
    Net interest income for fiscal 1998 was $2.5 million compared to net interest income of $824,000 for fiscal 1997. The increase was a result of using the proceeds of the secondary offering completed on June 19, 1996 to repay all existing outstanding indebtedness under the Company's unsecured committed Loan Agreement with the remainder of these proceeds along with the proceeds from the secondary offering completed on December 18, 1996, being invested in interest bearing instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


     Income tax expense was $16.6 million for fiscal 1998 compared to $12.5 million for fiscal 1997. The increase in the Company's provisions for federal and state taxes in 1998 is due to the increased level of income before income taxes, partially offset by a decrease in the effective tax rate to 38.25% for fiscal 1998 from 40.0% in fiscal 1997. With the Company's significant investment in tax exempt instruments.
     Net income increased 42.1% to $26.7 million for fiscal 1998 compared to $18.8 million for fiscal 1997. Diluted net income per share increased 27.5% to $1.02 for fiscal 1998 compared to $0.80 for fiscal 1997. Diluted weighted-average shares outstanding were 26,317,000 and 23,502,000, respectively, for fiscal 1998 and 1997.
     QUARTERLY COMPARISONS The Company's merchandise is marketed during all seasons, with the highest volume of merchandise sold during the second and fourth fiscal quarters as a result of back-to-school and holiday shopping. The third fiscal quarter has traditionally had the lowest volume of merchandise sold and the lowest results of operations.
     The table on the previous page sets forth quarterly data of the Company, including such data as a percentage of net sales. For fiscal 1999 and fiscal 1998. This quarterly information is unaudited but, in managements opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.
     LIQUIDITY AND CAPITAL RESOURCES The Company finances the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow and cash on hand. Net cash provided by operations was $37,734,000, $212,000 and $15,565,000 respectively, for fiscal 1999, 1998 and
1997. At February 27, 1999, cash and cash equivalents were $23.1 million and short-term marketable securities were an additional $2.2 million. Cash equivalents are primarily invested in tax exempt instruments with maturities of one to twenty-eight days. Short-term marketable securities range in maturity from 90-365 days and are primarily invested in tax exempt municipal obligations.
     Merchandise inventories were $135.3 million at February 27, 1999 compared to $130.1 million at February 28, 1998. On a per square foot basis, merchandise inventories at February 27, 1999 decreased 21.3% compared to February 28, 1998. The company believes current inventory levels are appropriate based on the industry environment.
     The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $75,000,000, which expires on July 10, 2003. The Company periodically reviews its ongoing credit needs with its syndicate of commercial banks and expects to be able to renew or renegotiate the Facility prior to its expiration for an additional period beyond the current maturity date of July 10, 2003. The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus .775% (this rate is available on the first $10,000,000 of borrowings), the bank's LIBOR Rate plus .475% or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). At February 27, 1999, there were no borrowings outstanding under the Facility.
     The Facility contains restrictive covenants that limit, among other things, the Company's ability to declare or pay dividends, incur or guarantee debt, redeem shares of its capital stock, be a party to a merger, acquire or dispose of assets or engage in any other transactions outside the ordinary course of business. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a consolidated tangible net worth of not less than $168,000,000 and a leverage ratio (as defined) of not greater than
 .63 to 1.0. The Company is in compliance with all such covenants.
     Capital expenditures were $41,398,000 and $29,555,000 for fiscal 1999 and 1998, respectively. Expenditures in 1999 were primarily for the build-out of 59 stores that were opened during fiscal 1999 (including 7 large format stores), the remodeling of 26 existing stores, the completion of a 22,000 square foot addition to the existing office building and the completion of mezzanine levels in the existing distribution center which added 100,000 square feet of floor space.
     Expenditures in 1998 were primarily for the build-out of 50 of the 53 stores that were opened during fiscal 1998 (including 12 larger format stores), the remodeling of 19 existing stores, the completion of a 130,000 square foot addition to the existing distribution center, the start of a 22,000 square foot addition to the existing office building and the start of the addition of 100,000 square feet of floor space in the existing distribution center through the addition of mezzanine levels.
     The Company anticipates that total capital expenditures for fiscal 2000 will be approximately $30,000,000 primarily for the build-out of 40-50 new stores (including 5-7 large format stores), the remodeling of 15-20 existing stores and various corporate projects. The Company estimates that its cash requirement to open a traditional format new store (up to 10,000 square feet) will range from $500,000 to $600,000 (net of construction allowance) and from $900,000 to $1.9 million (net of construction allowance) for a large format new store (10,000 to 25,000 square feet). These requirements for a traditional store include approximately $340,000 for fixtures, equipment, and leasehold improvements and $325,000 ($225,000 net of payables) in new store inventory. The cash requirements for a large format store include approximately $500,000 to $1.0 million for fixtures, equipment and leasehold improvements and $1.5 million ($1.0 million net of payables) in new store inventory.
     During fiscal 1999, the Company purchased, at an aggregate cost of $683,000, 50,000 shares of Finish Line Class A Common Stock for the sole purpose of contributing such stock to the Company's retirement plan for its employees. The Company contributed 40,000 shares purchased in fiscal 1998 to the retirement plan on April 1, 1998.
     Effective September 2, 1998 the Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 1999, up to 2.6 million shares of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Company's Class A Common Stock outstanding. As of February 27, 1999, the Company purchased 1,313,000 shares of its Class A Common Stock in the open market at an average price of $8.96 per share for an aggregate purchase amount of $11,759,000. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.
     Management believes that cash on hand, operating cash flow and borrowings under the Company's existing Facility will be sufficient to complete the Company's fiscal 2000 store expansion program and to satisfy the Company's other capital requirements through fiscal 2000.
     MARKET RISK The Company is exposed to changes in interest rates primarily from its investments in held-to-maturity municipal marketable securities. The Company does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates would adversely effect the net fair value of marketable securities by $337,000 at February 27, 1999.
     YEAR 2000 READINESS The year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Such software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in the Company's operations, including, among other things, a temporary inability to process transactions, receive inventory from suppliers, ship inventory to stores, or engage in similar business activities.
     The Company's Year 2000 Plan is being completed in four phases as it relates to IT systems, non-IT systems and third party suppliers, vendors and service providers ("Third Parties"). The four phases include inventory and assessment; remediation; testing; and contingency planning.
     The Company has undertaken initiatives to ensure that its information technology (IT) systems and non-IT systems will function properly with respect to dates in the Year 2000 and thereafter. IT systems include hardware, accounting, data processing, and telephone systems, cash registers, hand-held terminals, scanning equipment, and other miscellaneous systems. Non-IT systems include alarm systems, time clocks, fax machines, material handling equipment, sprinklers, and heating, ventilating and air conditioning systems.
     To date the Company has substantially completed the first three phases of the Plan as it relates to substantially all IT and non-IT systems. The Company utilizes commercially available packaged software to support the majority of its application needs. A majority of such packages have been represented by the respective vendors as Year 2000 compliant. Testing completed to date has confirmed this. Contingency planning as deemed necessary will be completed by June 1999.
     The Company believes that Third Parties represent the area of greatest risk to the Company including the potential failure of mall utilities and failure of merchandise vendor production facilities. This is due to the Company's limited ability to influence actions of the Third Parties, and because of the Company's inability to estimate the level and impact of noncompliance of Third Parties in some instances. Material Third Parties have been identified and the Company has opened communication with them in regards to the Year 2000 issue. Correspondence has been sent to material Third Parties and the Company has received return correspondence from a large majority stating that they expect to be Year 2000 compliant in 1999. The Company plans to perform follow-up inquiries with nonresponding Third Parties and develop contingency plans by June 1999 if necessary.
     Costs related to the Year 2000 issue are funded through operating cash flows. The Company has not incurred significant historic costs related to the Year 2000 issue as systems have been upgraded as a part of the Company's growth and normal maintenance routines. Through February 27, 1999 the Company had expended approximately $100,000 in remediation efforts, including the costs of new software and modifying the applicable code of existing software. The Company has expensed the majority of these costs to date. The Company estimates the remaining costs to be less than $50,000.
     Although the Company anticipates no material business disruption will occur as a result of the Year 2000 issue, the Year 2000 issue is unique and the failure to correct a material Year 2000 issue could result in an interruption, or a failure of certain normal business activities or operations, such as loss of communications with store locations, inability to process transactions, inability for malls to operate, and the disruption of the supply of product and distribution channel. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to general uncertainty inherent in the Year 2000 problem resulting from the uncertainty of the Year 2000 readiness of Third Parties, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Company's Year 2000 Plan is expected to significantly reduce the Company's level of uncertainty about the Year 2000 issue and the readiness of its material Third Parties. The Company believes that with the completion of the Plan as scheduled, the possibility of significant interruptions of normal operations should be reduced.
     The above section, even if incorporated by reference into other documents or disclosures, is a Year 2000 Readiness Disclosure as defined under the Year 2000 Information and Readiness Disclosure Act of 1998.
    EFFECTS OF INFLATION As the costs of inventory and other expenses of the Company have increased, the Company has generally been able to increase its selling prices. In periods of high inflation, increased build out and other costs could adversely affect the Company's expansion plans.

                                           FEBRUARY 27,      February 28,
(in thousands)                                 1999              1998
-------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                    $ 23,113          $ 28,113
  Short-term marketable securities                2,155             7,886
  Accounts receivable                             6,951             4,668
  Merchandise inventories                       135,303           130,150
  Deferred income taxes                           2,432             2,275
  Other                                           1,241             1,988
-------------------------------------------------------------------------
    Total current assets                        171,195           175,080
=========================================================================


Property and Equipment
  Land                                              315               315
  Building                                       10,251             7,517
  Leasehold improvements                         74,948            49,549
  Furniture, fixtures, and equipment             30,418            21,547
  Construction in progress                        4,251             3,828
-------------------------------------------------------------------------
                                                120,183            82,756
  Less accumulated depreciation                  29,749            21,844
-------------------------------------------------------------------------
                                                 90,434            60,912


Other Assets
  Marketable securities                          15,656            17,810
  Deferred income taxes                           1,022             1,951
  Other                                             248               225
-------------------------------------------------------------------------
                                                 16,926            19,986
-------------------------------------------------------------------------
    Total assets                               $278,555          $255,978
=========================================================================

                                            FEBRUARY 27,      February 28,
(in thousands)                                  1999              1998
-------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                              $ 50,672          $ 38,790
  Employee compensation                            5,025             5,154
  Accrued income taxes                               446             3,377
  Accrued property and sales tax                   3,533             3,352
  Other liabilities and accrued expenses           4,858             3,585
--------------------------------------------------------------------------
    Total current liabilities                     64,534            54,258
==========================================================================

Long-term deferred rent payments                   5,342             4,598

Stockholders' Equity
  Preferred stock, $.01 par value;
    1,000 shares authorized; none issued              --                --
  Common stock, $.01 par value
  Class A:
    Shares authorized--30,000
    Shares issued
      (1999--18,961; 1998--18,170)
    Shares outstanding
      (1999--17,598; 1998--18,130)                   190               182
  Class B:
    Shares authorized--12,000
    Shares issued and outstanding
      (1999--7,244; 1998--7,842)                      72                78
  Additional paid-in capital                     121,954           119,181
  Retained earnings                               98,905            78,218
  Treasury stock (1999--1,363; 1998--40)         (12.442)             (537)
--------------------------------------------------------------------------
    Total stockholders' equity                   208,679           197,122
--------------------------------------------------------------------------
    Total liabilities and stockholders' equity  $278,555          $255,978
==========================================================================

See accompanying notes

 CONSOLIDATED STATEMENTS OF INCOME

                                                                              Year Ended
---------------------------------------------------------------------------------------------------------
                                                           FEBRUARY 27,      February 28,       March 1,
(in thousands, except per share amounts)                        1999             1998            1997
---------------------------------------------------------------------------------------------------------
Net sales                                                     $522,623         $438,911        $332,002
Cost of sales (including occupancy expenses)                   373,170          303,809         229,187
---------------------------------------------------------------------------------------------------------
Gross profit                                                   149,453          135,102         102,815
Selling, general and administrative expenses                   117,507           94,303          72,282
---------------------------------------------------------------------------------------------------------
Operating income                                                31,946           40,799          30,533
Interest income--net                                             1,421            2,495             824
---------------------------------------------------------------------------------------------------------
Income before income taxes                                      33,367           43,294          31,357
Income taxes                                                    12,680           16,560          12,544
---------------------------------------------------------------------------------------------------------
Net income                                                    $ 20,687         $ 26,734        $ 18,813
=========================================================================================================
Basic earnings per share                                      $    .81         $   1.03        $    .81
=========================================================================================================
Diluted earnings per share                                    $    .80         $   1.02        $    .80
=========================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      Year Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     February 27,     February 28,     March 1,
(in thousands)                                                                          1999             1998           1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                          $ 20,687         $ 26,734           $ 18,813
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                       10,987            7,359              5,013
  Contribution of treasury stock to pension plan                                         981            1,039                 --
  Deferred income taxes                                                                  772              669             (1,079)
  (Gain) loss on disposal of property and equipment                                       (1)             (42)                59
Changes in operating assets and liabilities:
  Accounts receivable                                                                 (2,283)             181             (3,750)
  Merchandise inventories                                                             (5,153)         (48,159)            (5,903)
  Other current assets                                                                   747            1,643             (3,107)
  Other assets                                                                           (23)            (225)                --
  Accounts payable                                                                    11,882           11,201             (2,128)
  Employee compensation                                                                 (129)             301              1,619
  Accrued income taxes                                                                (2,931)          (1,799)             3,102
  Other liabilities and accrued expenses                                               1,454              650              2,260
  Deferred rent payments                                                                 744              660                666
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             37,734              212             15,565

INVESTING ACTIVITIES
Purchases of property and equipment                                                  (41,398)         (29,555)           (13,064)
Proceeds from disposals of property and equipment                                        890              844                233
Purchases of short-term marketable securities                                         (1,971)          (3,511)           (16,496)
Proceeds from maturity of short-term marketable securities                             9,856           12,066              4,980
Purchase of marketable securities                                                         --           (2,629)           (20,106)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                (32,623)         (22,785)           (44,453)

FINANCING ACTIVITIES
Proceeds from short-term debt                                                         32,200           13,650             42,200
Principal payments on short-term debt                                                (32,200)         (13,650)           (51,700)
Net proceeds from public offerings                                                        --               --             84,467
Proceeds and tax benefits from exercise of stock options                               2,331              704              3,447
Purchase of treasury stock                                                           (12,442)          (1,230)                --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                  (10,111)             526             78,414
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (5,000)         (23,099)            49,526
Cash and cash equivalents at beginning of year                                        28,113           51,212              1,686
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $ 23,113         $ 28,113           $ 51,212
====================================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       Number of Shares          Amount       Additional
                                                 --------------------------  ---------------   Paid-In   Retained  Treasury
(in thousands)                                   Class A  Class B  Treasury  Class A  Class B  Capital   Earnings   Stock   Totals
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 29, 1996                      8,162   12,470         --  $  41    $  62  $ 30,374   $32,671 $     --   $ 63,148
====================================================================================================================================

Net income for 1997                                                                                      18,813              18,813
------------------------------------------------------------------------------------------------------------------------------------
Secondary Public Offering of Class A
Common Stock--June 19, 1996                       2,600                         13             33,546                        33,559
------------------------------------------------------------------------------------------------------------------------------------
Secondary Public Offering of Class A Common
Stock--December 18, 1996                          2,400                         24             50,884                        50,908
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to
Class A Common Stock                              3,720   (3,720)               37      (37)                                     --
------------------------------------------------------------------------------------------------------------------------------------
Two-for-One Stock Split                                                         54       62      (116)                           --
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options
exercised 310                                                                    3              3,444                         3,447
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 1, 1997                         17,192    8,750         --    172       87   118,132    51,484       --    169,875
====================================================================================================================================

Net income for 1998                                                                                      26,734              26,734
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class
A Common Stock                                      908     (908)                9       (9)                                     --
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options
exercised                                            70                          1                703                           704
------------------------------------------------------------------------------------------------------------------------------------

Treasury Stock purchased                            (94)                 94                                       (1,230)    (1,230)
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit
sharing plan                                         54                 (54)                      346                693      1,039
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 28, 1998                     18,130    7,842         40    182       78   119,181    78,218     (537)   197,122
====================================================================================================================================

Net income for 1999                                                                                      20,687              20,687
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A
Common Stock                                        598     (598)                6       (6)                                     --
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options
exercised                                           193                          2              2,329                         2,331
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                         (1,363)              1,363                                      (12,442)   (12,442)
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit
sharing plan                                         40                 (40)                      444                537        981
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 27, 1999                     17,598    7,244      1,363   $190      $72  $121,954   $98,905 $(12,442)  $208,679
====================================================================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION The consolidated financial statements include the accounts of The Finish Line, Inc. and its wholly-owned subsidiary Spike's Holding, Inc. (collectively the "Company"). Throughout these notes to the financial statements, the fiscal years ended February 27, 1999, February 28, 1998 and March 1, 1997 are referred to as 1999, 1998 and 1997, respectively.

    Effective with the quarter ended March 1, 1997, the Company changed to a "Retail" calendar. The Company's fiscal year ends on the Saturday closest to the last day of February and included 52 weeks in 1999 and 1998.

    NATURE OF OPERATIONS Finish Line is a specialty retailer of men's, women's and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. Finish Line stores average approximately 5,850 square feet in size and are primarily located in enclosed malls in the Midwest, Northeast, Southeast and South.

    In 1999, the Company purchased approximately 87% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 56%, 63% and 69% of merchandise purchases in 1999, 1998 and 1997, respectively.

    USE OF ESTIMATES Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    EARNINGS PER SHARE Earnings per share are calculated based on the weighted-average number of outstanding common shares. Diluted earnings per share are calculated based on the weighted-average number of outstanding common shares, plus the effect of dilutive stock options. All per-share amounts, unless otherwise noted, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

    REVENUE RECOGNITION Revenues from retail sales are recognized at the time of sale.

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

    ADVERTISING The Company expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 1999, 1998 and 1997 amounted to $7,657,000, $7,326,000 and $4,950,000, respectively.

    FINANCIAL INSTRUMENTS Financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. The fair value of marketable securities is determined on the basis of market quotes by brokers and is disclosed in Note
2. At February 27, 1999 and February 28, 1998, the Company had not invested in any derivative financial instruments.

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

2. MARKETABLE SECURITIES

    All marketable securities are classified as held-to-maturity. The following is a summary of marketable securities (in thousands):

                                        Gross          Gross    Estimated
                           Amortized   Unrealized    Unrealized   Fair
                             Cost       Gains          Losses    Value
--------------------------------------------------------------------------
February 27, 1999--
  municipal obligations    $17,811      $350           $(15)     $18,146
--------------------------------------------------------------------------
February 28, 1998--
  municipal obligations    $25,696      $251           $(47)     $25,900
==========================================================================

    The amortized cost and estimated fair value of marketable securities at February 27, 1999 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                       Estimated
                                          Amortized       Fair
                                             Cost         Value
---------------------------------------------------------------
Due in one year or less                     $ 2,155     $ 2,161
Due after one year through three years        9,944      10,120
Due after three years through five years      5,512       5,658
Due after five years                           ,200        ,207
---------------------------------------------------------------
                                            $17,811     $18,146
===============================================================

3. DEBT AGREEMENT

    The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $75,000,000, which expires on July 10, 2003. At February 27, 1999, there were no borrowings outstanding under the Facility.

    The Facility contains restrictive covenants which limit, among other things, mergers, and dividends. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a consolidated tangible net worth of not less than $168,000,000 and a leverage ratio (as defined) of not greater than .63 to 1.0. The Company was in compliance with all restrictive covenants of the debt agreement in effect at February 27, 1999.

    The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus .775% (this rate is available on the first $10,000,000 of borrowings), the bank's LIBOR Rate plus .475% or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). Interest expense for 1999, 1998 and 1997 was $57,000, $4,000 and $242,000, respectively. Interest paid on the Facility during 1999, 1998, and 1997 amounted to $57,000, $4,000 and $298,000, respectively. The
Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of .15%.

4. LEASES

    The Company leases retail stores under noncancelable operating leases which generally have lease terms ranging from five to ten years. Most of these lease arrangements do not provide for renewal periods. Many of the leases contain contingent rental provisions computed on the basis of store sales. In addition to rent payments, these leases generally require the Company to pay real estate taxes, insurance, maintenance, and other costs. The components of rent expense incurred under these leases is as follows (in thousands):

                    1999      1998      1997
---------------------------------------------
Base Rent         $34,697   $25,067   $17,716
Deferred Rent         744       660       666
Contingent Rent     2,871     2,940     2,868
---------------------------------------------
Rent Expense      $38,312   $28,667   $21,250
=============================================

    A schedule of future base rent payments by fiscal year for signed operating leases at February 27, 1999 with initial or remaining noncancelable terms of one year or more is as follows (in thousands):

      2000                                             $ 40,441
      2001                                               40,623
      2002                                               40,738
      2003                                               40,344
      2004                                               38,168
Thereafter                                              146,162
---------------------------------------------------------------
                                                       $346,476
===============================================================

    This schedule of future base rent payments includes lease commitments for ten new stores and nine remodels which were not open as of February 27, 1999.

5. INCOME TAXES

    The components of income taxes are as follows (in thousands):

                            1999       1998       1997
--------------------------------------------------------
Currently payable:
  Federal                $ 10,028   $ 13,268    $ 10,741
  State                     1,880      2,623       2,882
--------------------------------------------------------
                           11,908     15,891      13,623
Deferred:
  Federal                     650        560        (850)
  State                       122        109        (229)
--------------------------------------------------------
                              772        669      (1,079)
--------------------------------------------------------
                         $ 12,680   $ 16,560    $ 12,544
========================================================

    Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liability are as follows (in thousands):

                                       FEBRUARY 27,      February 28,
                                          1999              1998
---------------------------------------------------------------------
Deferred tax assets:
  Deferred rent accrual                 $ 2,030             $ 1,759
  Property and Equipment                     --                  84
  Uniform capitalization                  1,513               1,493
  Vacation accrual                          471                 379
  Pension accrual                           279                 271
  Bonus accrual                             114                 115
  Other                                     163                 125
---------------------------------------------------------------------
Total deferred tax assets                 4,570               4,226
---------------------------------------------------------------------
Deferred tax liability:
  Property and Equipment                 (1,116)                 --
---------------------------------------------------------------------
Net deferred tax assets                 $ 3,454             $ 4,226
=====================================================================

    Payments of income taxes for 1999, 1998 and 1997 were $13,672,000, $17,572,000 and $9,122,000, respectively.

6. PROFIT SHARING PLAN

    The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's wages. The Company's total expense for the plan in 1999, 1998 and 1997 amounted to $1,621,000, $1,789,000 and $1,338,000, respectively.

7. STOCK OPTIONS

    The Board of Directors has reserved 3,500,000 shares of Class A Common Stock for issuance upon exercise of options or of grants of other awards under the option plan. Stock options have been granted to directors, officers and other key employees. All options outstanding under the plans as of the end of fiscal 1999 are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

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

                                  1999         1998         1997
-----------------------------------------------------------------
Net income (in thousands)
  As reported                $   20,687   $   26,734   $   18,813
  Pro forma                      19,165       25,768       18,571
-----------------------------------------------------------------
Diluted earnings per share
  As reported                $     1.80   $     1.02$         .80
  Pro forma                         .75          .99          .80
=================================================================

    The estimated weighted-average fair value of the individual options granted during 1999, 1998 and 1997 was $7.59, $12.70 and $12.65, respectively, on the date of grant. The fair values for all years were determined using a Black-Scholes option-pricing model with the following assumptions:


                                         1999       1998       1997
----------------------------------------------------------------------
Dividend yield                               0%         0%        0%
----------------------------------------------------------------------
Volatility                                81.6%      74.8%     68.6%
----------------------------------------------------------------------
Risk-free interest rate                   5.70%      6.18%     6.47%
----------------------------------------------------------------------
Expected life                           7 years    7 years   7 years
======================================================================


    A reconciliation of the Company's stock option activity and related information is as follows:


                                           Number            Weighted-Average
                                         of Options           Exercise Price
-----------------------------------------------------------------------------
February 29, 1996                        1,168,502              $    4.61
  Granted                                   16,000                  17.00
  Exercised                               (311,650)                  5.51
  Canceled                                 (34,000)                  4.41
-----------------------------------------------------------------------------
March 1, 1997                              838,852                   4.52
  Granted                                  691,675                  17.11
  Exercised                                (70,000)                  4.77
  Canceled                                 (50,500)                 14.50
-----------------------------------------------------------------------------
February 28, 1998                        1,410,027                  10.33
  Granted                                  406,000                   9.96
  Exercised                               (192,791)                  4.67
  Canceled                                 (35,920)                 14.88
-----------------------------------------------------------------------------
FEBRUARY 27, 1999                        1,587,316              $   10.81
=============================================================================

     The following table summarizes information concerning outstanding and exercisable options at February 27, 1999:

                                Weighted-
                                Average     Weighted-                Weighted-
Range of                       Remaining     Average                  Average
Exercise       Number         Contractual   Exercise      Number     Exercise
 Prices     Outstanding          Life        Price      Exercisable    Price
-------------------------------------------------------------------------------
$ 3-$ 5       483,101            6.3         $ 3.97      295,301        $ 4.01
$ 5-$10       448,400            9.2         $ 9.13       56,400        $ 6.75
$10-$15       385,875            8.8         $13.87       49,387        $13.65
$15-$25       269,940            8.1         $21.51       24,040        $21.43
===============================================================================

     Options exercisable were 425,128, 317,126 and 108,702 at fiscal year end 1999, 1998 and 1997, respectively.

8. EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators used in computing earnings per share (in thousands, except per share amounts).

                                                 1999        1998        1997
--------------------------------------------------------------------------------
Income available to common stockholders       $ 20,687    $ 26,734    $ 18,813
--------------------------------------------------------------------------------
Basic earnings per share:
Weighted-average number of
  common shares outstanding                     25,541      25,963      23,100
Basic earnings per share                      $    .81    $   1.03    $    .81
--------------------------------------------------------------------------------
Diluted earnings per share:
Weighted-average number of
  common shares outstanding                     25,541      25,963      23,100
Stock options                                      292         354         402
--------------------------------------------------------------------------------
Diluted weighted-average number of common
  shares outstanding                            25,833      26,317      23,502
--------------------------------------------------------------------------------
Diluted earnings per share                    $    .80    $   1.02    $    .80
================================================================================

9. COMMON STOCK

    At February 27, 1999, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility and transferability.

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

    Effective September 2, 1998, the Company's Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 1999, up to 2,600,000 shares of Class A Common Stock outstanding. As of February 27, 1999, the Company has repurchased under this plan 1,313,000 shares of its Class A Common Stock in the open market at an average price of $8.96 per share for an aggregate purchase amount of $11,758,000. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

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

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of The Finish Line, Inc.

    We have audited the accompanying consolidated balance sheets of The Finish Line, Inc. and subsidiary as of February 27, 1999 and February 28, 1998, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended February 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Finish Line, Inc. and subsidiary at February 27, 1999 and February 28, 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 27, 1999, in conformity with generally accepted accounting principles.



                                        /s/ Ernst & Young LLP


Fort Wayne, Indiana
March 23, 1999


MARKET PRICE OF COMMON STOCK



Quarter Ended                  FISCAL 1999            Fiscal 1998
--------------------------------------------------------------------
                             HIGH       LOW         High        Low
--------------------------------------------------------------------
May                         $26.50    $15.63       $27.25     $ 9.25
August                       31.06      8.25        15.63      11.75
November                     11.44      7.50        19.88      13.88
February                     12.19      7.00        19.25      11.88
====================================================================

    The Class A Common Stock has traded on the Nasdaq Stock Marke(R) under the symbol FINL since the Company became a public entity in June 1992. Since its initial public offering in June 1992, the Company has not declared any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. See Management's Discussion and Analysis and Note 3 of Notes to Consolidated Financial Statements for restrictions on the Company's ability to pay dividends.

OFFICERS AND DIRECTORS

NAME                                AGE      POSITION                                             OFFICER OR DIRECTOR SINCE
===================================================================================================================================
Alan H. Cohen/(1)/                  52       Chairman of the Board of Directors
                                             President and Chief Executive Officer                                  1976
------------------------------------------------------------------------------------------------------------------------------------

David I. Klapper/(3)/               50       Executive Vice President, Director                                     1976
------------------------------------------------------------------------------------------------------------------------------------

David M. Fagin                      55       Executive Vice President, Director                                     1982
------------------------------------------------------------------------------------------------------------------------------------

Larry J. Sablosky                   50       Executive Vice President, Director                                     1982
------------------------------------------------------------------------------------------------------------------------------------

Steven J. Schneider                 43       Sr. Vice President--Finance, Assistant Secretary and CFO               1989
------------------------------------------------------------------------------------------------------------------------------------

Gary D. Cohen                       46       Sr. Vice President--General Counsel and Secretary                      1997
------------------------------------------------------------------------------------------------------------------------------------

Joseph W. Wood                      51       Sr. Vice President--Merchandising and Marketing                        1995
------------------------------------------------------------------------------------------------------------------------------------

Donald E. Courtney                  44       Sr. Vice President--MIS and Distribution                               1989
------------------------------------------------------------------------------------------------------------------------------------

George S. Sanders                   41       Sr. Vice President--Real Estate and Store Development                  1994
------------------------------------------------------------------------------------------------------------------------------------

Michael L. Marchetti                48       Sr. Vice President--Store Operations                                   1995
------------------------------------------------------------------------------------------------------------------------------------

Kevin S. Wampler                    36       Vice President--Corporate Controller and Asst. Secretary               1997
------------------------------------------------------------------------------------------------------------------------------------

Robert A. Edwards                   36       Vice President--Distribution                                           1997
------------------------------------------------------------------------------------------------------------------------------------

Thomas R. Sicari                    45       Vice President--General Merchandise Manager                            1997
------------------------------------------------------------------------------------------------------------------------------------

Paul C. Wagner                      33       Vice President--Information Systems                                    1997
------------------------------------------------------------------------------------------------------------------------------------

Kevin G. Flynn                      35       Vice President--Marketing                                              1997
------------------------------------------------------------------------------------------------------------------------------------

James B. Davis                      36       Vice President--Real Estate                                            1997
------------------------------------------------------------------------------------------------------------------------------------

Joseph L. Gravitt                   39       Vice President--Store Personnel                                        1998
------------------------------------------------------------------------------------------------------------------------------------

Jonathan K. Layne/(1)(2)(3)(4)/     45       Director                                                               1992
------------------------------------------------------------------------------------------------------------------------------------

Jeffrey H+. Smulyan/(1)(2)(5)/      51       Director                                                               1992
------------------------------------------------------------------------------------------------------------------------------------

/(1)/ Member of the Audit Committee
/(2)/ Member of the Compensation and Stock Option Committee
/(3)/ Member of the Finance Committee
/(4)/ Mr. Layne is a partner in the law firm of Gibson, Dunn & Crutcher LLP /(5)/ Mr. Smulyan is Chairman of the Board and President of Emmis Communications
      Corporation

SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR:
American Stock Transfer & Trust Co.
Shareholder Services
40 Wall Street
New York, NY 1005

STOCK MARKET INFORMATION:
The Company's Class A Common Stock is traded on the NASDAQ National Market System under the symbol FINL. As of April 2, 1999, the approximate number of holders of record of Class A Common Stock was 364. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date. On April 2, 1999, the closing price for the Company's Class A Common Stock, as reported by NASDAQ was $12.25.

FINANCIAL REPORTS:
A copy of Form 10-K, the Company's annual report to the Securities and Exchange Commission, for the current period can be obtained without charge by writing to:

  The Finish Line, Inc.
  Attn: Chief Financial Officer
  3308 N. Mitthoeffer Road
  Indianapolis, IN 46235
  Internet Address:
  www.finishline.com




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

                                  FINISH LINE
                           3308 N. Mitthoeffer Road
                            Indianapolis, IN 46235

                                 317-899-1022
                              www.finishline.com