Form 10-K405, Exhibit 13
period 2000-02-26
FINISH LINE INC /DE/
filed 2000-05-26
CIK 886137

                                [COMPANY LOGO]






                           [COMPANY LOGO][ Subject: Annual Report]

[COMPANY LOGO]  Financial Highlights



Dollars in thousands (except per share data)                              Fiscal           Fiscal            Fiscal
                                                                           2000             1999              1998
------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $  585,963       $  522,623        $  438,911
Operating income                                                           23,185           31,946            40,799
Operating income as a percent of net sales                                    4.0%             6.1%              9.3%
Net income                                                                 15,607           20,687            26,734
Net income as a percent of net sales                                          2.7%             4.0%              6.1%
Diluted earnings per share                                             $      .62       $      .80        $     1.02

Number of stores open at end of period                                        409              358               302
Total retail square footage at end of period                            2,478,930        2,095,264         1,586,520
Average store size                                                          6,061            5,853             5,253

Total assets                                                           $  289,095       $  278,555        $  255,978
Cash and marketable securities                                             24,481           40,924            53,809
Total debt                                                                     --               --                --
Total stockholders' equity                                                222,392          208,679           197,122
========================================================================================================================

   The Company's fiscal year ends on the Saturday nearest the end of February starting with fiscal 1998. For fiscal 1997 and prior, the Company's fiscal year ended at the end of February. As used in this Report, "fiscal 1996," "fiscal 1997," "fiscal 1998," "fiscal 1999," and "fiscal 2000" refer to the Company's fiscal years ended February 29, 1996; March 1, 1997; February 28, 1998; February 27,1999 and February 26, 2000 respectively. "Fiscal 2001" and "fiscal 2002" refer to the Company's fiscal years ending March 3, 2001 and March 2, 2002, respectively.

                            [graphics appear here]

[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]
Finish Line, Inc. is a leading
athletic retailer specializing in
brand name athletic footwear,
apparel and accessories.
Known for its signature shoe
wall, Finish Line works to
provide customers with more
styles and sizes of active
footwear than any mall-based
retailer. Finish Line began
operations in 1976 in
Indianapolis, Indiana and at
year-end served customers in
41 states through 409 stores.

ALABAMA                     Tallahassee            Evansville            MASSACHUSETTS             Phillipsburg
Dothan                      Tampa                  Fort Wayne            Brockton                  Rockaway
Montgomery                                         Greenwood             Hanover                   Voorhees
                            GEORGIA
                                                    Indianapolis         Holyoke
ARIZONA                     Alpharetta                                                             NEW MEXICO
                                                    Kokomo               Leominster
Mesa                        Athens                                                                 Albuquerque
                                                    Lafayette            Saugus
Phoenix                     Atlanta
                                                    Marion               Taunton                   NEW YORK
Scottsdale                  Decatur
                                                    Merrillville                                   Albany
Tucson                      Duluth                                       MICHIGAN
                                                    Michigan City                                  Bay Shore
                            Kennesaw                                     Adrian
                                                    Mishawaka                                      Buffalo
ARKANSAS                    Morrow
                                                    Muncie               Battle Creek
Fayetteville                                                                                       Blasdell
                            Union City                                   Bay City
                                                    Richmond                                       Williamsville
Fort Smith                  Augusta
                                                    South Bend           Benton Harbor
Little Rock                                                                                        Clay
                            Buford                                       Burton
                                                    Terre Haute                                    Dewitt
N. Little Rock              Douglasville
                                                                         Detroit
                                                    IOWA                                           Horseheads
                            Macon                                        Auburn Hills
CALIFORNIA                                                                                         Ithaca
                            Savannah                Cedar Rapids         Flint
Fairfield                                                                                          Lakewood
                                                    Coralville           Fort Gratiot
Los Angeles                 IDAHO                                                                  Massapequa
                                                    Davenport            Grand Rapids
Cerritos                    Boise                                                                  Middletown
                                                    Des Moines           Holland
Culver City                                                                                        Niagara Falls
                            ILLINOIS                Dubuque              Lansing
Montclair                                                                                          Poughkeepsie
                            Alton                   Iowa City            Midland
Montebello                                                                                         Rochester
                            Bloomington             Sioux City           Monroe
Northridge                                                                                         Rotterdam
Orange County               Bourbonnais             KANSAS               Port Huron
                                                                                                   Saratoga Springs
Mission Viejo               Carbondale                                   Portage
                                                    Hutchinson                                     Schenectady
Westminster                 Champaign                                    Traverse City
                                                    Manhattan                                      Staten Island
San Diego                   Chicago                                      Waterford
                                                    Olathe                                         Syracuse
Stockton                    Aurora
                                                    Overland Park        MISSISSIPPI               Wilton
                            Bloomingdale
                                                    Salina               Ridgeland
COLORADO                    Calumet City                                                           NORTH CAROLINA
                                                    Topeka               Tupelo
Boulder                     Evergreen Park                                                         Burlington
                                                    Wichita
Colorado Springs            Fairview Heights                             MISSOURI                  Cary
Denver                      Forsyth                 KENTUCKY                                       Charlotte
                                                                         Cape Girardeau
Greeley                     Gurnee                  Ashland                                        Gastonia
                                                                         Chesterfield
                            Lombard                 Bowling Green        Florissant                Pineville
CONNECTICUT
                            Matteson                Florence             Independence              Concord
Meriden
                            Niles                   Lexington            Joplin                    Fayetteville
Trumbell
                            N. Riverside            Louisville           Kansas City               Greensboro
Waterbury
                            Orland Park             Paducah              St. Ann                   Hickory
Waterford
                            St. Charles                                  St. Louis                 High Point
                                                    LOUISIANA
DELAWARE                    Schaumburg                                   St. Peters                Morrisville
                                                    Alexandria
Wilmington                  Skokie                                       Springfield               Raleigh
                                                    Bossier City
                            University Park                                                        Rocky Mount
FLORIDA                                             Monroe               NEBRASKA
                            Vernon Hills                                                           Winston-Salem
Brandon                                             Shreveport           Lincoln
                            Waukegan
Clearwater                                                                                         NORTH DAKOTA
                            WestDundee              MAINE                Omaha
Crystal River                                                                                      Bismark
                            Danville                Bangor
                                                                         NEVADA                    Grand Forks
Daytona Beach               Marion
Fort Myers                                          MARYLAND             Las Vegas
                            Moline                                                                 OHIO
Jacksonville                Peoria                  Baltimore            NEW HAMPSHIRE
                                                                                                   Akron
Lakeland                    Peru                    Bethesda
                                                                         Concord                   Alliance
Naples                      Rockford                Cumberland
                                                                         Manchester                Ashtabula
Ocoee                       Springfield             Frederick
                                                                         Newington                 Beaver Creek
Orlando                     Sterling                Forestville
                                                                         Salem                     Canton
Panama City                                         Glen Burnie
                            INDIANA                                                                Cincinnati
Pensacola                                           Hagerstown           NEW JERSEY
                                                                                                   Cleveland
Port Richey                 Anderson                Laurel               Deptford
                                                                                                   Euclid
St. Petersburg              Bloomington             Owings Mills         Eatontown
                                                                                                   Mentor
Sanford                     Carmel                  Salisbury            Paramus
                            Elkhart                 Towson
                                                    Waldorf

N. Olmsted                  North Wales             Midland
N. Randall                  Pennsdale               San Angelo
Parma                       Philadelphia            San Antonio
Richmond Heights            Pittsburgh              Sherman
Columbus                    Plymouth                Temple
Dayton                      Scranton                Tyler
Dublin                      Uniontown               Waco
Elyria                      Washington              Wichita Falls
Findlay                     West Mifflin
                                                    VIRGINIA
Franklin                    York
                                                    Alexandria
Heath
                            SOUTH CAROLINA          Chesapeake
Lancaster
                            Charleston              Christiansburg
Lima
                            Columbia                Dulles
Mansfield
                            Greenville              Fredericksburg
Marion
                                                    Harrisonburg
New Philadelphia            SOUTH DAKOTA
                                                    Lynchburg
Niles                       Sioux Falls
                                                    Newport News
Northwood
                            TENNESSEE               Norfolk
Piqua
                            Antioch                 Richmond
Reynoldsburg
                            Chattanooga             Colonial
St. Clairsville
                            Clarksville             Glen Allen
Sandusky
                            Franklin                Roanoke
Springfield
                            Goodlettsville          Virginia Beach
Toledo
                            Johnson City            Winchester
OKLAHOMA
                            Memphis                 WASHINGTON
Midwest City                Nashville
                                                    Seattle
Oklahoma City
                            TEXAS                   Tacoma
Tulsa
                            Abilene                 WEST VIRGINIA
OREGON
                            Amarillo
                                                    Barboursville
Portland                    Austin
                                                    Bridgeport
PENNSYLVANIA                Beaumont
                                                    Charleston
                            Dallas/Fort Worth
Altoona                                             Martinsburg
                            Arlington
Bensalem                                            Morgantown
                            Denton
Bloomsburg
                            Hurst                   WISCONSIN
Butler
                            Irving                  Green Bay
Camp Hill
                            Lewisville              Greendale
Chambersburg
                            Mesquite                Janesville
Erie
                            Plano                   Madison
Exton
                            Richardson              Milwaukee
Greensburg
                            El Paso                 Racine
Hanover
                            Houston                 Wauwatosa
Indiana
                            Humble
Johnstown
                            Katy
Lancaster
                            Killeen
Media
                            Longview

---------------------------
2    LETTER TO SHAREHOLDERS
---------------------------

As we close our books on Finish Line's Fiscal 2000, the numbers tell the story of a company driven to perform in a changing retail environment. We broke sales records for the 23rd consecutive year posting more than $585,000,000 in net sales, an increase of 12 percent versus last year. We continued our store and retail square footage growth and remained profitable in a difficult marketplace delivering dilut-ed earnings per share of $.62. Although trends in apparel kept us from reporting same store sales increases, we did achieve comparable store sales gains of four percent for the year in our primary category - footwear.

But measuring Finish Line's performance in Fiscal 2000 goes deeper than the numbers. The challenges of this year pushed us to find new ways of doing business, of marketing our stores, and most importantly meeting the needs of our customers. We will not be satisfied to simply wait for trends to change. We are searching for and implementing new ways to operate and grow the business, creating new partnerships and stepping ahead of the competition. Last year we raised the bar by challenging ourselves to become the best athletic footwear retailer in the mall. No small task in a year with shifting apparel fashion trends and other obstacles dramatically reshaping the athletic retail landscape. Still, through focused management and a product-driven sales strategy, we maintained our competitive edge as the best athletic footwear retailer in the mall, and have now reset our goal and raised the bar to become the best athletic footwear and apparel retailer, in or out of the mall.

While our competitors closed doors, we grew strategically, took advantage of new opportunities, and added 55 new stores to truly make Finish Line a national player. We are closer to our customers than ever, not only operating more than 415 stores in 42 states, but now providing the opportunity to buy athletic footwear and apparel online at www.finishline.com.

With this fiscal year's addition of new stores, Finish Line now operates approximately 2.5 million square feet of retail space, an increase of 18 percent from last year. Our compelling store formats and superior product offerings continue to set the pace for athletic retailers.

Throughout the year we worked diligently to revitalize our most important customer brand contact, the Finish Line store. This revitalization of our in-store merchandising coupled with exclusive product, key vendor partnerships and new private label initiatives are building a strong foundation for the Finish Line brand. We have succeeded in raising the level of public awareness of our stores and our brand in a contracting marketplace.

To begin the new fiscal year we have developed an important partnership with Nike to further differentiate Finish Line from the competition. By positioning our stores as the premier destination for Nike running products, we will seize the momentum of this important and fast-growing category, both from a fashion and performance standpoint. With Nike's assistance we will develop and introduce exclusive running shoe styles and also take advantage of introductory lead times on other key product silhouettes and make-ups to create a vital point of difference from our competition -- positioning Finish Line as the premier and most visible retailer in the running category. While we deliver the goods in-store, our highly effective advertisements and promotions remind viewers that Finish Line loves runners - or as our recent television spots state, "Maybe We Love Runners Too Much."

On the apparel side, proprietary brands like our performance-based SPK(TM) line and 808(TM), our more casual category entry, have allowed Finish Line more control and greater speed with which to react to the quick and ever-changing apparel

                                                                      ----------
                                                                          3
                                                                      ----------

market. Through these brands, Finish Line is better able to control its own destiny and enhance the product offerings of our traditional athletic brands.

The rules of retail are changing. Location means much more than choosing the right malls and getting the high-traffic locations within them. Today location includes our web site address and virtual affiliations that provide our customers easy access to our products 24-hours-a-day. Customer service now goes far beyond the mall, reaching into mailboxes and appearing on computer screens. Today, we even compete against businesses that have only a warehouse and a URL. Having anticipated such changes, we are ready and committed to meeting the needs of our customers, no matter how they shop Finish Line. We intend to remain a leader in our industry and are making the difficult long-term decisions and commitments needed to succeed.

The toughest challenges and questions we face are those that we place upon ourselves. How can we make a difference? How can we get better? What must we do to secure and then maintain our position as the country's best athletic footwear and apparel retailer? We have the vision. We have the commitment and drive. We have the people. As long as we stay focused, we can make a difference.


                                       /S/ Alan Cohen
                                       Alan Cohen
                                       President and CEO, Finish Line Inc.

[LOGO OF FINISH LINE YOUTH FOUNDATION]
                               [PHOTO OF PARK]
When volunteers from the community and local Finish Line stores showed up in Chicago's Irving Park early on a Saturday, they were greeted by a vacant lot, shovels and wheelbarrows. When they left, the sun was beginning to set and the kids in this close-knit community had a safer place to play. The playground left behind is just one example of Finish Line giving back to the communities in which we operate.

1999 marked the second year of existence for The Finish Line Youth Foundation(TM). We created the Youth Foundation to facilitate our ability to provide funding and assistance to youth athletics and programs - like the park in Chicago. During the past two years we've raised more than $1.1 million with the help of our customers, employees and stores. This year, half of the $580,000 raised in 1999 was earmarked for use by the Foundation's charter partner, the Boys & Girls Clubs of America. These dollars will benefit both the national association and local clubs near neighborhood Finish Line stores.

The remaining funds will be distributed by the Youth Foundation based on need. Our primary focus is to support youth athletic and wellness programs in areas where we operate. Finish Line believes that education, sports and exercise are vital to the development of our youths' ability to maintain a healthy lifestyle, build confidence and leadership skills, and understand the importance of working as a team. We look forward to another year of making a difference in our home communities.

----------------------------------------------
4    Plan Your Work          Business Strategy
     Work Your Plan
----------------------------------------------


During the last fiscal year, we realized changes in the way we do business were necessary if we were to regain the momentum of meaningful growth as we enter the new year. We carefully analyzed and broke down our business, refocused and got back to basics. In a time where the only constant is change, we reshaped ourselves around the time-tested principle of delivering superior product in an enticing store with old-fashioned customer service.

We are ready. Through outstanding product, new vendor partnerships, exciting private label initiatives and new information technologies, we are extending our philosophy of providing an outstanding assortment of products that satisfies key customer wants and needs. When it comes to athletic footwear and apparel, Finish Line will offer shoppers the right product at the right time at the right price. We are positioning our stores as the destination for customers searching for any of three key product attributes - function, fashion and value.

                     Function                      Fashion

                               [Photos of Shoes]

                                     Value

Function - Authentic. Athletic. Performance. Trend-proof. Designed for the world's best athletes. Available for use on a track, field, court or neighborhood.

Fashion - Comfort and style. At home in any arena. Meeting personal needs. Providing options. Making a statement from head-to-toe.

Value - The right gear at the right price. Staying competitive. Meeting the needs of our customers, who want functional brand name products at a lower price.

By focusing on the basics, Finish Line meets the needs of our customers - and has become the athletic specialty retailer of choice for men, women and children of all ages.

  The Right Product  The Right Time

Finish Line spent last year driving home a footwear message. Through every contact point in and out of the store, our customers saw that above all, Finish Line is the destination for the best and broadest selection in athletic and casual footwear. Our customers knew we had their shoe. Now we are taking the next step.

Exclusive product from key vendors including Nike, adidas and Reebok will allow Finish Line to meet customer needs better than ever. It's an exciting time to examine the shoe display walls in our stores - filled with goods available nowhere else. In addition to exclusive and special make-up product, Finish Line strives to be first with key items that keep us one step ahead of the competition. Additional offerings from industry leaders like Timberland, New Balance,And 1 and K-Swiss, to name a few, round out an enticing assortment. No one offers a broader or more compelling product mix.

While footwear makes up almost 80 percent of Finish Line sales, apparel also plays a key role in creating a complete athletic destination for our customers. A challenging apparel environment has prompted Finish Line to introduce two new private label apparel brands, SPK and 808.

                       ---------------------------------------------------------
                       The Store Footwear Apparel  The Look Compelling Shoppable
                       ---------------------------------------------------------

                                                 [PICTURE OF STORE APPEARS HERE]


                                College Mall, Bloomington, Indiana, 4,695 sq. ft

[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]
[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

Walk through a Finish Line today and you'll notice two exciting brands available nowhere else, SPK and 808.

SPK meets the needs of our value/performance customers by offering high quality basic athletic apparel at introductory price points. For this current fiscal year, the SPK line has been expanded in our stores to include: basic t-shirts, performance running apparel, women's workout apparel, basketball tops and bottoms, and many more new products for men, women and children.

808 was designed with another customer in mind. This brand's graphic driven t-shirts target a college-aged shopper looking for more contemporary lifestyle apparel. Through 808 we can quickly react to fashion trends in the marketplace, bringing hot new product into our stores quicker than ever. To keep 808 on the leading edge of fashion, new graphics are slated to be introduced every quarter, with an emphasis on emerging trends from the West Coast.

Value-driven customers will enjoy the performance of our athletic, on-field apparel, at a great price. Meanwhile, 808 offers a more affordable casual style with compelling graphics and contemporary looks.

Finally, we will continue to seek out value merchandise in both footwear and apparel. Our continued growth and excellent reputation with our vendors has allowed us to take advantage of opportunity buys. These buys allow us to meet the needs of our value-conscious customers with great prices on brand name products.

And It Shows

Having the right product is an important aspect of our business. Displaying and merchandising the product to create excitement is just as vital. From the store-front windows to the back wall, Finish Line is striving to improve the way we tell our product story. New window treatments now invite customers to check out the newest product while improved display techniques tempt customers to pick up and touch the merchandise. By working with our vendors, Finish Line is able to deliver a consistent brand message while highlighting the hottest items available.

[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

                      College Mall, Bloomington, Indiana










                                    [PHOTO]




                          ------------------------------------------------------
                                    The Right Place       The Right Combinations

                                                                         Apparel
                                                                     Accessories
                          ------------------------------------------------------

----------------
8    People
----------------

We understand the role Finish Line people play in making a statement about the store and products we carry. That's why Finish Line works non-stop to recruit quality employees and provide them with the right tools and training to offer our customers a satisfying store visit. As we've grown, we have not forgotten the importance of staffing our stores with well-trained, motivated sales associates to assist our customers.

Finish Line strives to provide our sales associates with the right tools and training to ensure our customers the best possible shopping experience. We will continue to focus on the basics, stressing customer service and product knowledge. We are driving this message into our stores where it is being received and understood, creating a visible difference on the sales floor where it matters most.

When customers walk into the Finish Line in Barton Creek Mall in Austin, Texas, they get a first hand look at the efforts of Cesar Ortiz, the store's general manager. Cesar started with the Company in 1992 as an assistant manager in Irving, Texas. Five stores and eight years later, Cesar runs the Company's flagship Texas location and has energized employees with his infectious enthusiasm. Since his arrival the store has posted dramatic sales gains. According to Cesar, Finish Line creates an atmosphere where you can succeed. "No matter where I've been with the Company, the Finish Line people have been committed to helping me do the best job possible. When I'm recruiting, I love to tell people that you can make what you want of your opportunities; Finish Line isn't a job, it's a career."

Cesar attacks the job with a pride and enthusiasm that sets the tone for his employees and other managers. When Finish Line recruits, we look for people like Cesar.

[PHOTO OF CESAR ORTIZ]

[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

                       ---------------------------------------------------------
                                                                 More Styles
                          Footwear Statement
                                                                 More Exclusives
                       ---------------------------------------------------------





                               [Photo of Store]





                                              College Mall, Bloomington, Indiana

-------------------------
10   Knowing Our Business
-------------------------

Never has our success hinged so greatly on the accurate and timely delivery of information. To that end, we've recently completed implementation of a chain-wide, in-store, point-of-sale register system which allows for improved store reporting, including quicker, more flexible data and report delivery. Now, our stores and the home office are better able to make decisions regarding product sales, inventory levels and labor allocation - ultimately leading to more efficient operation.

Communication from the home office to the field is pivotal in our quest for further improvement. To that end, we are investing in a new technology infrastructure, including a wide area network employing frame relay for real-time voice and data transmission. When completed, access to key information and instructions between the stores and home office will be instantaneous. This quicker flow of information will create more consistent, reliable store operations in all markets.

Finally, we are implementing a new merchandise planning system that more accurately forecasts product needs and allocations for each store. By improving the quality and accuracy of information at each step of the business process, Finish Line is creating a stronger foundation which will allow us to make intelligent, proactive decisions in order to best serve our customers.

[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

SHOES [PHOTO OF SHOES]

---------------------------------------------------------------

For Her     The Right Look     Shoes     What She's Looking For

                               Apparel

---------------------------------------------------------------



                               [Photo of Store]



                                              College Mall, Bloomington, Indiana

----------------------
12     The Right Place
----------------------

In Fiscal Year 2000 we opened our 400th store. By fiscal year end, we were operating 409 stores in 41 states, having opened 55 new stores during the year. While many of our competitors reduced store fronts, we continued our expansion into new markets and reinforced our presence with additional stores in markets in which we were already operating. In addition to the new stores, we updated and remodeled 18 existing stores during the fiscal year.

These new stores and the expansion and remodeling of existing stores totaled 384,000 square feet of additional retail space in fiscal 2000. By fiscal year end, we were operating nearly 2.5 million square feet of retail space. In addition to our bricks and mortar retail stores, Finish Line customers can now shop on-line at www.finishline.com for their athletic footwear and apparel needs.


-------------------------------
www.finishline.com the  [LOGO]
                   web
-------------------------------

[PHOTOS OF SCREEN SHOTS]

This year, for the first time, Finish Line customers were able to purchase their favorite shoes and apparel from the comfort of their own homes. The introduction of e-commerce to our existing web site marked a key step in reaching potential customers in the Internet marketplace.


                                                        [PHOTOS OF SCREEN SHOTS]

Prior to making product available for sale on-line, Finish Line worked to make sure all support and customer service systems were in place. Once these were ready, a new, customer-friendly homepage greeted virtual shoppers.

Currently a large segment of our in-store product offering is available to shoppers 24-hours-a-day, seven-days-a-week. The site allows Finish Line to compete with web-based retailers, without losing our in-mall focus, and more importantly provides us with another way to conveniently serve our customers.

Actually, our two-pronged approach has benefited both the web site and stores alike. The stores and Finish Line marketing efforts are able to drive new customers to our web site, while the web site reinforces Finish Line's national brand image and commitment to unmatched customer service - and meets the needs of customers who may not live near a Finish Line location or would rather shop from home. In addition, programs like our Winner's Circle, which offers free shipping and many other valuable benefits to participating customers, provide Finish Line with unique customer information that helps us better understand our customers and their product needs.

                                               ---------------------------------
                                               [LOGO] [FINISH LINE LOGO] [LOGO]
                                                       www.FINISHLINE.COM
                                               ---------------------------------

                      College Mall, Bloomington, Indiana








[ Photo of Store ]





                                             -----------------------------------

                                             A Little Something For Kids

                                                                   The Right Fit

                                             -----------------------------------

------------------------
14    Telling The Story
------------------------

After everything else is in place--the store, the product and the employees--it is marketing's job to tell our story to our customers. In today's marketplace, it's not enough to have cool commercials. You have to build a brand by building a relationship.

                                                    [PHOTO OF GIFT CERTIFICATE]
We have intensified our marketing efforts in the development of a truly loyal Finish Line customer. We tested and introduced the Winner's Circle, Finish Line's first preferred customer program. The program provides our best customers with reward certificates for future use, earned based on purchases. In addition to building customer loyalty, this program will provide Finish Line with important data and information, helping us better understand the wants and needs of our customers. While we have been building these relationships for the past three years through our self-published magalog, SPIKE, the Winner's Circle will help us take this brand contact to a higher plane. SPIKE will remain an integral part of this program that also includes more targeted direct mailings and Internet information.

[PHOTO OF SPIKE MAGALOG]

[SERIES OF PHOTOS REPRESENTING FRAMES OF THE COMPANY'S TELEVISION COMMERCIAL]

-2:6 Imagine a leisurely run through the neighborhood - the breeze in your hair, birds quietly chirp - no other sound but the pounding rhythm of Survivor's Eye of the Tiger blaring from the jambox of your new running companion, a dedicated Finish Line employee. This is just one of the scenarios we've placed our employees in to drive home how much we love runners. The campaign, created by New York's Cliff Freeman & Partners, uses their own brand of humor to showcase Finish Line's exclusive Nike product offering while positioning the Finish Line as the premier destination for runners. See the spots and you'll understand. Maybe We Love Runners Too Much.

                        --------------------------------------------------------

                                                Footwear & Apparel    [ LOGO
                         The Best Athletic                               OF
                                                Retailer                 THE
                                                                       COMPANY ]

                        --------------------------------------------------------


                               [Photo of Store]


          Castelton Square Mall, Indianapolis, Indiana, 9,740 sq. ft.

No matter where a customer experiences Finish Line, we are working to make sure that every contact reinforces our commitment to provide the best possible service and products. We want to make the Finish Line our customers' destination.


Table of contents...............
Selected Financial Data                                 17               [FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]
-----------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations           18
-----------------------------------------------------------
Consolidated Balance Sheets                             22
-----------------------------------------------------------
Consolidated Statements of Income                       23
-----------------------------------------------------------
Consolidated Statements of Cash Flows                   24
-----------------------------------------------------------
Consolidated Statements of
Changes in Stockholders' Equity                         25
-----------------------------------------------------------
Notes to Consolidated Financial Statements              26
-----------------------------------------------------------
Report of Independentent Auditors                       31
-----------------------------------------------------------
Market Price of Common Stock                            31
-----------------------------------------------------------
Senior Officers and Directors                           32
-----------------------------------------------------------
Shareholder Information                                 33

                                                      --------------------------
                                                      Selected Financial Data 17
                                                      --------------------------

                                                                                                     Year Ended
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   February 26,     February 27,     February 28,
(In thousands, except per share and store operating data)                              2000             1999             1998
----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                              $585,963         $522,623         $438,911
Cost of sales (including occupancy expenses)                                            423,505          373,170          303,809
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                            162,458          149,453          135,102
Selling, general and administrative expenses                                            139,273          117,507           94,303
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                         23,185           31,946           40,799
Interest expense (income)--net                                                             (826)          (1,421)          (2,495)
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                               24,011           33,367           43,294
Income taxes                                                                              8,404           12,680           16,560
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $      15,607     $     20,687   $       26,734
==================================================================================================================================
Earnings Per Share Data:
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                          $         .63     $        .81   $         1.03
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                        $         .62     $        .80   $         1.02
==================================================================================================================================
Share Data(1):
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average shares                                                                  24,848           25,541           25,963
----------------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average shares                                                          25,039           25,833           26,317
==================================================================================================================================
Selected Store Operating Data:
----------------------------------------------------------------------------------------------------------------------------------
Number of stores:
  Opened during period                                                                       55               59               53
  Closed during period                                                                        4                3                2
  Open at end of period                                                                     409              358              302
Total square feet(2)                                                                  2,478,930        2,095,264        1,586,520
Average square feet per store(2)                                                          6,061            5,853            5,253
Net sales per square foot for comparable stores                                   $         272     $        310   $          345
Increase (decrease) in comparable store net sales(3  )                                     (2.6)%           (1.7)%             5.6%
==================================================================================================================================
Balance Sheet Data:
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                                                        $124,898         $106,661         $120,822
Total assets                                                                            289,095          278,555          255,978
Total debt                                                                                    -                -                -
Stockholders' equity                                                                    222,392          208,679          197,122
==================================================================================================================================


                                                                                   Year Ended
----------------------------------------------------------------------------------------------------------------------------------
                                                                           March 1,         February 29,
(In thousands, except per share and store operating data)                    1997              1996
----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                               $   332,002     $   240,155
Cost of sales (including occupancy expenses)                                229,187         168,912
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                102,815          71,243
Selling, general and administrative expenses                                 72,282          54,254
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                             30,533          16,989
Interest expense (income)--net                                                 (824)            892
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   31,357          16,097
Income taxes                                                                 12,544           6,439
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                              $    18,813     $     9,658
==================================================================================================================================
Earnings Per Share Data:
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                               $        .81     $       .47
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                             $        .80     $       .47
==================================================================================================================================
Share Data(1):
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average shares                                                      23,100          20,630
----------------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average shares                                              23,502          20,671
==================================================================================================================================
Selected Store Operating Data:
----------------------------------------------------------------------------------------------------------------------------------
Number of stores:
  Opened during period                                                           35              35
  Closed during period                                                            4               5
  Open at end of period                                                         251             220
Total square feet(2)                                                      1,088,419         870,340
Average square feet per store(2)                                              4,336           3,956
Net sales per square foot for comparable stores                         $       352     $       308
Increase (decrease) in comparable store net sales(3)                           16.0%            3.4%
==================================================================================================================================
Balance Sheet Data:
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                                         $   112,079     $    32,453
Total assets                                                                217,718         114,972
Total debt                                                                        -           9,500
Stockholders' equity                                                        169,875          63,148
==================================================================================================================================
(1) Consists of weighted-average common and common equivalent shares outstanding for the period and was adjusted to give effect for the November 15, 1996 two-for-one stock split.
(2) Computed as of the end of each fiscal period.
(3) Calculated using those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.

---------------------------------------------------------------
18  Management's Discussion and Analysis of Financial Condition
    and Results of Operations
---------------------------------------------------------------

  General The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and Notes thereto included elsewhere herein.

  The table below sets forth operating data of the Company as a percentage of net sales for the periods indicated below.

                                                                           Year Ended
---------------------------------------------------------------------------------------------------------
                                                    February 26,          February 27,        February 28,
                                                       2000                  1999                 1998
---------------------------------------------------------------------------------------------------------
Income Statement Data:

Net sales                                             100.0%                 100.0%              100.0%

Cost of sales (including
  occupancy expenses)                                  72.3                   71.4                69.2
---------------------------------------------------------------------------------------------------------
Gross profit                                           27.7                   28.6                30.8

Selling, general and
  administrative expenses                              23.7                   22.5                21.5
---------------------------------------------------------------------------------------------------------
Operating income                                        4.0                    6.1                 9.3

Interest income--net                                     .1                     .3                  .6
---------------------------------------------------------------------------------------------------------
Income before income taxes                              4.1                    6.4                 9.9

Income taxes                                            1.4                    2.4                 3.8
---------------------------------------------------------------------------------------------------------
Net income                                              2.7%                   4.0%                6.1%
=========================================================================================================

  Fiscal 2000 Compared to Fiscal 1999 Net sales for fiscal 2000 were $586.0 million, an increase of $63.3 million or 12.1% over fiscal 1999. Of this increase, $40.3 million was attributable to a 14.2% increase in the number of stores open during the period from 358 at the end of fiscal 1999 to 409 at the end of fiscal 2000. The balance of the increase in net sales was attributable to an increase of $32.7 million from the 59 existing stores open only part of fiscal 1999 along with an increase in sales from stores remodeled. These increases were partially offset by a comparable store net sales decrease of 2.6% in fiscal 2000. Comparable net footwear sales increased 3.9% for fiscal 2000 while comparable net activewear and accessories sales decreased 19.4%. Net sales per square foot decreased in fiscal 2000 to $272 from $310 in fiscal 1999.

Activewear and accessories continue to be negatively effected by a fashion shift by customers to contemporary non-athletic brands and by significant reduction in the average unit selling price. Sales per square foot have been negatively impacted by the decrease in activewear sales along with a 3.6% increase in the average store size from 5,853 square feet at February 27, 1999 to 6,061 square feet at February 26, 2000.

  Gross profit, which includes product margin less store occupancy costs, for fiscal 2000 was $162.5 million, an increase of $13.0 million or 8.7% over fiscal 1999, and a decrease of approximately 0.9% as a percentage of net sales. Of this 0.9% decrease, 1.4% was due to an increase in occupancy costs as a percentage of net sales, partially offset by a 0.3% decrease in inventory shrink and 0.2% increase in margins for product sold.

  Selling, general and administrative expenses were $139.3 million, an increase of $21.8 million or 18.5% over fiscal 1999, and increased to 23.7% from 22.5% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 55 additional stores opened during 2000. The increase as a percentage of net sales is a result of increased costs related to store payroll, depreciation and freight along with a comparable store decrease in net sales for fiscal 2000.

  Net interest income for fiscal 2000 was $826,000 compared to net interest income of $1.4 million for fiscal 1999. This decrease was the result of reduced levels of invested cash and marketable securities due to the Company's funding of fiscal 2000 expansion and the purchase of treasury stock under the Company's stock repurchase program.

  Income tax expense was $8.4 million for fiscal 2000 compared to $12.7 million for fiscal 1999. The decrease in the Company's provision for federal and state taxes in 2000 is due to the decreased level of income before taxes along with a decrease in the effective tax rate to 35% for fiscal 2000 from 38% in fiscal 1999.

  Net income decreased 24.6% to $15.6 million for fiscal 2000 compared to $20.7 million for fiscal 1999. Diluted net income per share decreased 22.5% to $.62 for fiscal 2000 compared to $.80 for fiscal 1999. Diluted weighted average shares outstanding were 25,039,000 and 25,833,000, for fiscal 2000 and 1999, respectively. The reduction in the diluted weighted average shares outstanding reflects the repurchase during fiscal 2000 of 472,000 shares of Class A Common Stock through the Company's stock repurchase program.

   -----------------------------------------------------------------------------
   Management's Discussion and Analysis of Financial Condition and Results of
   Operations (Continued)                                                     19
   -----------------------------------------------------------------------------


                                                                                 Quarter Ended
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                   May 29, 1999                 August 28,  1999
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $132,296       100.0%         $165,994       100.0%
Cost of sales (including occupancy expenses)                   95,170        71.9           117,303        70.7
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                   37,126        28.1            48,691        29.3
Selling, general and administrative expenses                   31,705        24.0            37,037        22.3
-------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                         5,421         4.1            11,654         7.0
Interest income--net                                              281          .2               278          .2
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               5,702         4.3            11,932         7.2
Income taxes                                                    1,996         1.5             4,176         2.5
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $  3,706         2.8%         $  7,756         4.7%
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                              $    .15                      $    .31
Diluted earnings (loss) per share                            $    .15                      $    .31
===============================================================================================================================

                                                                                   Quarter Ended
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                 November 27, 1999                     February 26, 2000
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $120,776      100.0%                 $166,897          100.0%
Cost of sales (including occupancy expenses)                 91,358       75.6                   119,674           71.7
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                 29,418       24.4                    47,223           28.3
Selling, general and administrative expenses                 33,208       27.5                    37,323           22.4
-------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                      (3,790)      (3.1)                    9,900            5.9
Interest income--net                                            204         .2                        63             .1
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                            (3,586)      (2.9)                    9,963            6.0
Income taxes                                                 (1,255)      (1.0)                    3,487            2.1
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                          $ (2,331)      (1.9)%                $  6,476            3.9%
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                            $   (.09)                            $    .26
Diluted earnings (loss) per share                          $   (.09)                            $    .26
===============================================================================================================================

                                                                                Quarter Ended
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                   May 30,1998                 August 29,  1998
----------------------------------------------------------------------------------------------------------------------
Net sales                                           $  116,602            100.0%      $ 144,719           100.0%
Cost of sales (including occupancy expenses)            81,379             69.8         100,211            69.2
----------------------------------------------------------------------------------------------------------------------
Gross profit                                            35,223             30.2          44,508            30.8
Selling, general and administrative expenses            26,472             22.7          32,170            22.2
----------------------------------------------------------------------------------------------------------------------
Operating income                                         8,751              7.5          12,338             8.6
Interest income--net                                       490               .4             397              .3
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                               9,241              7.9          12,735             8.9
Income taxes                                             3,512              3.0           4,839             3.4
----------------------------------------------------------------------------------------------------------------------
Net income                                          $    5,729              4.9%      $   7,896             5.5%
----------------------------------------------------------------------------------------------------------------------
Basic earnings per share                            $      .22                        $     .30
Diluted earnings per share                          $      .22                        $     .30
======================================================================================================================

                                                                         Quarter Ended
------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)           November 28, 1998            February 27, 1999
------------------------------------------------------------------------------------------------------------
Net sales                                             $109,655       100.0%        $151,647       100.0%
Cost of sales (including occupancy expenses)            81,874        74.7          109,706        72.3
------------------------------------------------------------------------------------------------------------
Gross profit                                            27,781        25.3           41,941        27.7
Selling, general and administrative expenses            27,454        25.0           31,411        20.7
------------------------------------------------------------------------------------------------------------
Operating income                                           327          .3           10,530         7.0
Interest income--net                                       313          .3              221          .1
------------------------------------------------------------------------------------------------------------
Income before income taxes                                 640          .6           10,751         7.1
Income taxes                                               244          .2            4,085         2.7
------------------------------------------------------------------------------------------------------------
Net income                                            $    396          .4%        $  6,666         4.4%
------------------------------------------------------------------------------------------------------------
Basic earnings per share                              $    .02                     $    .27
Diluted earnings per share                            $    .02                     $    .27
============================================================================================================


     Fiscal 1999 Compared to Fiscal 1998 Net sales for fiscal 1999 were $522.6 million, an increase of $83.7 million or 19.1% over fiscal 1998. Of this increase, $48.3 million was attributable to an 18.5% increase in the number of stores open during the period from 302 at the end of fiscal 1998 to 358 at the end of fiscal 1999. The balance of the increase in net sales was attributable to an increase of $30.9 million from the 53 existing stores open only part of fiscal 1998 along with an increase in sales from stores remodeled. These increases were partially offset by a comparable store net sales decrease of 1.7% in fiscal 1999. Comparable net footwear sales increased 2.4% for fiscal 1999 and comparable net activewear and accessories sales decreased 11.0%. Net sales per square foot decreased in fiscal 1999 to $310 from $345 in fiscal 1998. The decrease in 1999 was the result of the competitive and promotional retail environment and negative apparel trends due to a fashion shift by customers to contemporary

---------------------------------------------------------------
20  Management's Discussion and Analysis of Financial Condition
    and Results of Operations (Continued)
---------------------------------------------------------------

non-athletic brands. In addition, an 11.4% increase in the average store size from 5,253 square feet in fiscal 1998 to 5,853 square feet in fiscal 1999 contributed to the decline in sales per square foot.

  Gross profit, which includes product margin less store occupancy costs, for fiscal 1999 was $149.5 million, an increase of $14.4 million or 10.6% over fiscal 1998, and a decrease of approximately 2.2% as a percentage of net sales. Of this 2.2% decrease, 1.5% was due to an increase in occupancy costs as a percentage of net sales, 0.4% was due to lower margins for product sold and 0.3% was due to an increase in inventory shrink.

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

  The table on the previous page sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 2000 and fiscal 1999. This quarterly information is unaudited but, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

  Liquidity and Capital Resources The Company finances the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow and cash on hand. Net cash provided by operations was $12,082,000, $37,734,000 and $212,000 respectively, for fiscal 2000, 1999 and
1998. At February 26, 2000, the Company had cash and cash equivalents of $13.1 million and an additional $11.4 million in marketable securities. Cash equivalents are primarily invested in tax exempt instruments with maturities of one to twenty-eight days. Marketable securities represent securities that range in maturity from 90 days to four years and are primarily invested in tax exempt municipal obligations. Marketable securities are classified at February 26, 2000 as available-for-sale and are available to support current operations.

  Merchandise inventories were $149.0 million at February 26, 2000 compared to $135.3 million at February 27, 1999. On a per square foot basis, merchandise inventories at February 26, 2000 decreased 6.9% compared to February 27, 1999. The company believes current inventory levels are appropriate based on the industry environment.

  The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $75,000,000, which expires on July 10, 2003. The Company periodically reviews its ongoing credit needs with its syndicate of commercial banks and currently expects to be able to renew or renegotiate the Facility prior to its expiration for an additional period beyond the current maturity date of July 10, 2003. The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus 1.25% (this rate is available on the first $10,000,000 of borrowings), the bank's LIBOR Rate plus .80% or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). At February 26, 2000, there were no borrowings outstanding under the Facility.

  The Facility contains restrictive covenants that limit, among other things, the Company's ability to declare or pay dividends, incur or guarantee debt, redeem shares of its capital stock, be a party to a merger, acquire or dispose of assets or engage in any other transactions outside the ordinary course of business. In addition, the Company must maintain a fixed charge coverage ratio (as defined) of not less than 1.5 to 1.0, a consolidated tangible net worth of not less than $176,148,000 and a leverage ratio (as defined) of not greater than
 .63 to 1.0. The Company is in compliance with all such covenants at February 26, 2000.

            --------------------------------------------------------------------
            Management's Discussion and Analysis of Financial Condition
            and Results of Operations (Continued)                             21
            --------------------------------------------------------------------

  Capital expenditures were $26,274,000 and $41,398,000 for fiscal 2000 and 1999, respectively. Expenditures in 2000 were primarily for the build-out of 55 stores that were opened during fiscal 2000 (including 7 large format stores), the remodeling of 18 existing stores and various corporate projects.

  Expenditures in 1999 were primarily for the build-out of 59 stores that were opened in fiscal 1999 (including 7 large format stores), the remodeling of 26 existing stores, the completion of a 22,000 square foot addition to the existing office building and the completion of mezzanine levels in the existing distribution center which added 100,000 square feet of floor space.

  The Company anticipates that total capital expenditures for fiscal 2001 will be approximately $20,000,000 primarily for the build-out of 25-30 new stores, (including 2 large format stores), the remodeling of 8-12 existing stores and various corporate projects. The Company estimates that its cash requirement to open a traditional format new store (up to 10,000 square feet) will range from $500,000 to $600,000 (net of construction allowance) and from $900,000 to $1.9 million (net of construction allowance) for a large format new store (10,000 to 25,000 square feet). These requirements for a traditional store include approximately $340,000 for fixtures, equipment, and leasehold improvements and $325,000 ($225,000 net of payables) in new store inventory. The cash requirements for a large format store include approximately $500,000 to $1.0 million for fixtures, equipment and leasehold improvements and $1.5 million ($1.0 million net of payables) in new store inventory.

  During fiscal 2000, the Company contributed 50,000 shares of Finish Line Class A Common Stock to the Company's retirement plan for its employees. The Company had purchased the shares in fiscal 1999 at an aggregate cost of $683,000.

  Effective September 2, 1998 the Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 1999, up to 2.6 million shares of the Company's Class A Common Stock outstanding. Effective December 28,1999 the Board of Directors extended the stock repurchase program through December 31, 2000. As of February 26, 2000, the Company holds 1,785,000 shares of its Class A Common Stock purchased on the open market at an average price of $8.19 per share for an aggregate purchase amount of $14,611,000. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

  Management believes that cash on hand, operating cash flow and borrowings under the Company's existing Facility will be sufficient to complete the Company's fiscal 2001 store expansion program and to satisfy the Company's other capital requirements through fiscal 2001.

  Market Risk The Company is exposed to changes in interest rates primarily from its investments in available-for-sale marketable securities. The Company does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates would adversely effect the net fair value of marketable securities by $165,000 at February 26, 2000.

  Impact of Year 2000 In prior years, the Company has disclosed the nature and progress of its plans to be Year 2000 compliant. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $125,000 during fiscal 2000 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues in regards to its internal systems or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its material suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 issues that may arise are addressed immediately.

  Effects of Inflation As the costs of inventory and other expenses of the Company have increased, the Company has generally been able to increase its selling prices. In periods of high inflation, increased build out and other costs could adversely affect the Company's expansion plans.

------------------------------
22 Consolidated Balance Sheets
------------------------------

                                             February 26,           February 27,
(in thousands)                                   2000                  1999
-------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                   $ 13,061                 $ 23,113
  Marketable securities                         11,420                    2,155
  Accounts receivable                            9,555                    6,951
  Merchandise inventories                      148,979                  135,303
  Income taxes recoverable                         756                        -
  Deferred income taxes                              -                    2,432
  Other                                          1,473                    1,241
-------------------------------------------------------------------------------
    Total current assets                       185,244                  171,195
===============================================================================

Property and Equipment
  Land                                             315                      315
  Building                                      10,391                   10,251
  Leasehold improvements                        89,909                   74,948
  Furniture, fixtures, and equipment            40,737                   30,418
  Construction in progress                       2,087                    4,251
-------------------------------------------------------------------------------
                                               143,439                  120,183
  Less accumulated depreciation                 41,820                   29,749
-------------------------------------------------------------------------------
                                               101,619                   90,434

Other Assets
  Marketable securities                              -                   15,656
  Deferred income taxes                          2,023                    1,022
  Other                                            209                      248
-------------------------------------------------------------------------------
                                                 2,232                   16,926
-------------------------------------------------------------------------------
    Total assets                              $289,095                 $278,555
===============================================================================
See accompanying notes.


                                              February 26,        February 27,
(in thousands)                                    2000                1999
-------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                             $ 42,188            $ 50,672
  Employee compensation                           4,637               5,025
  Accrued income taxes                                -                 446
  Accrued property and sales tax                  4,097               3,533
  Deferred income taxes                           3,839                   -
  Other liabilities and accrued expenses          5,585               4,858
----------------------------------------------------------------------------
    Total current liabilities                    60,346              64,534
============================================================================

Long-term deferred rent payments                  6,357               5,342

Stockholders' Equity
  Preferred stock, $.01 par value;
    1,000 shares authorized; none issued              -                   -
Common stock, $.01 par value
Class A:
  Shares authorized--30,000
  Shares issued
    (2000--19,988; 1999--18,961)
  Shares outstanding
    (2000--18,203; 1999--17,598)                    200                 190
Class B:
  Shares authorized--12,000
  Shares issued and outstanding
    (2000--6,268; 1999--7,244)                       63                  72
Additional paid-in capital                      122,269             121,954
Retained earnings                               114,512              98,905
Accumulated other comprehensive loss                (41)                  -
Treasury stock (2000--1,785; 1999--1,363)       (14,611)            (12,442)
---------------------------------------------------------------------------
    Total stockholders' equity                  222,392             208,679
---------------------------------------------------------------------------
    Total liabilities and stockholders' equity $289,095            $278,555
===========================================================================

See accompanying notes.

                                       -----------------------------------------
                                       Consolidated Statements of Income      23
                                       -----------------------------------------

                                                                                    Year Ended
---------------------------------------------------------------------------------------------------------------------
                                                                February 26,         February 27,        February 28,
(in thousands, except per share amounts)                           2000                 1999                 1998
---------------------------------------------------------------------------------------------------------------------
Net sales                                                       $585,963             $522,623             $438,911
Cost of sales (including occupancy expenses)                     423,505              373,170              303,809
---------------------------------------------------------------------------------------------------------------------
Gross profit                                                     162,458              149,453              135,102
Selling, general and administrative expenses                     139,273              117,507               94,303
---------------------------------------------------------------------------------------------------------------------
Operating income                                                  23,185               31,946               40,799
Interest income--net                                                 826                1,421                2,495
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        24,011               33,367               43,294
Income taxes                                                       8,404               12,680               16,560
---------------------------------------------------------------------------------------------------------------------
Net income                                                      $ 15,607             $ 20,687             $ 26,734
=====================================================================================================================
Basic earnings per share                                        $    .63             $    .81             $   1.03
=====================================================================================================================
Diluted earnings per share                                      $    .62             $    .80             $   1.02
=====================================================================================================================
See accompanying notes.

------------------------------------------
24   Consolidated Statements of Cash Flows
------------------------------------------

                                                                                                      Year Ended
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      February 26,    February 27,    February 28,
(in thousands)                                                                           2000            1999            1998
----------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                                             $ 15,607        $ 20,687        $ 26,734
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                         14,369          10,987           7,359
   Contribution of treasury stock to pension plan                                           682             981           1,039
   Loss on sale of available-for-sale marketable securities                                  19              --              --
   Deferred income taxes                                                                  5,292             772             669
   (Gain) loss on disposal of property and equipment                                        354              (1)            (42)
Changes in operating assets and liabilities:
   Accounts receivable                                                                   (2,604)         (2,283)            181
   Merchandise inventories                                                              (13,676)         (5,153)        (48,159)
   Other current assets                                                                    (232)            747           1,643
   Other assets                                                                              39             (23)           (225)
   Accounts payable                                                                      (8,484)         11,882          11,201
   Employee compensation                                                                   (388)           (129)            301
   Accrued income taxes                                                                  (1,202)         (2,931)         (1,799)
   Other liabilities and accrued expenses                                                 1,291           1,454             650
   Deferred rent payments                                                                 1,015             744             660
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                12,082          37,734             212

Investing activities
Purchases of property and equipment                                                     (26,274)        (41,398)        (29,555)
Proceeds from disposals of property and equipment                                           366             890             844
Purchases of short-term marketable securities                                                --          (1,971)         (3,511)
Proceeds from maturity of held-to-maturity short-term marketable securities               2,155           9,856          12,066
Proceeds from sale of available-for-sale marketable securities                            4,154              --              --
Purchase of marketable securities                                                            --              --          (2,629)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (19,599)        (32,623)        (22,785)

Financing activities
Proceeds from short-term debt                                                            84,800          32,200          13,650
Principal payments on short-term debt                                                   (84,800)        (32,200)        (13,650)
Proceeds and tax benefits from exercise of stock options                                    317           2,331             704
Purchase of treasury stock                                                               (2,852)        (12,442)         (1,230)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                    (2,535)        (10,111)           (526)
----------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                               (10,052)         (5,000)        (23,099)
Cash and cash equivalents at beginning of year                                           23,113          28,113          51,212
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $ 13,061        $ 23,113        $ 28,113
==================================================================================================================================

---------------------------------------------------------------
Consolidated Statements of Changes in Stockholders' Equity   25
---------------------------------------------------------------


                                                                                 Number of Shares                Amount
                                                                       ----------------------------------  ---------------------
(in thousands)                                                           Class A     Class B    Treasury    Class A    Class B
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1997                                                 17,192      8,750         -        $172       $87
================================================================================================================================

Net income for 1998
--------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                  908       (908)                    9        (9)
--------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                         70                                1
--------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                    (94)                   94
--------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit sharing plan                        54                   (54)
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                             18,130      7,842         40        182        78
================================================================================================================================


Net income for 1999
--------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                  598       (598)                    6        (6)
--------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                        193                                2
--------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                 (1,363)                1,363
--------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit sharing plan                        40                   (40)
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999                                             17,598      7,244      1,363        190        72
================================================================================================================================
Comprehensive income:
  Net income for 2000
--------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive loss - Net unrealized loss on available-for-sale securities, net of tax benefit of $22
================================================================================================================================
Total comprehensive income
--------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                  976       (976)                    9        (9)
--------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                         51                                1
--------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                   (472)                  472
--------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit sharing plan                        50                   (50)
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 2000                                             18,203      6,268      1,785       $200      $ 63
================================================================================================================================


                                                                                               Accumulated
                                                                        Additional                Other
                                                                         Paid-In    Retained  Comprehensive  Treasury
(in thousands)                                                           Capital    Earnings       Loss       Stock         Totals
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1997                                               $ 118,132    $  51,484    $    --      $    --    $ 169,875
====================================================================================================================================

Net income for 1998                                                                    26,734                               26,734
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                                                                      --
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                         703                                               704
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                                                       (1,230)      (1,230)
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit sharing plan                        346                                  693        1,039
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                             119,181       78,218         --         (537)     197,122
====================================================================================================================================

Net income for 1999                                                                    20,687                              20,687
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                                                                     --
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                       2,329                                            2,331
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                                                      (12,442)    (12,442)
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit sharing plan                        444                                  537         981
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999                                             121,954       98,905         --      (12,442)    208,679
====================================================================================================================================
Comprehensive income:
  Net income for 2000                                                                  15,607                              15,607
------------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive loss - Net unrealized loss on available-for-sale
  securities, net of tax benefit of $22                                                                (41)                   (41)
====================================================================================================================================
Total comprehensive income                                                             15,607          (41)                15,566
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock to Class A Common Stock                                                                      --
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock options exercised                         316                                               317
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                                                       (2,852)      (2,852)
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock to profit sharing plan                         (1)                                 683          682
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 2000                                           $ 122,269    $ 114,512    $   (41)    $(14,611)    $222,392
====================================================================================================================================

See accompanying notes.

-----------------------------------------------
26   Notes To Consolidated Financial Statements
-----------------------------------------------

1. Significant Accounting Policies

  Basis of Presentation The consolidated financial statements include the accounts of The Finish Line, Inc. and its wholly-owned subsidiary Spike's Holding, Inc. (collectively the "Company"). Throughout these notes to the financial statements, the fiscal years ended February 26, 2000, February 27, 1999 and February 28, 1998 are referred to as 2000, 1999 and 1998, respectively.

  The Company uses a "Retail" calendar. The Company's fiscal year ends on the Saturday closest to the last day of February and included 52 weeks in 2000, 1999, and 1998.

  Nature of Operations Finish Line is a specialty retailer of men's, women's and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. The Company manages it business on the basis of one reportable segment. Finish Line stores average approximately 6,060 square feet in size and are primarily located in enclosed malls throughout most of the United States.

  In 2000, the Company purchased approximately 79% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 49%, 56% and 63% of merchandise purchases in 2000, 1999 and 1998, respectively.

  Use of Estimates Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Earnings Per Share Earnings per share are calculated based on the weighted-average number of outstanding common shares. Diluted earnings per share are calculated based on the weighted-average number of outstanding common shares, plus the effect of dilative stock options. All per-share amounts, unless otherwise noted, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilative common shares (primarily unexercised stock options).

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

  Advertising The Company expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 2000, 1999 and 1998 amounted to $9,203,000, $7,657,000, and $7,326,000, respectively.

  Financial Instruments Financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. The fair value of marketable securities is determined on the basis of market quotes by brokers and is disclosed in Note
2. At February 26, 2000 and February 27, 1999, the Company had not invested in any derivative financial instruments.

  The Company classifies its marketable securities in one of three categories: trading, available-for-sale, or held-to-maturity. Held-to-maturity securities are those securities which the Company has the positive intent and ability to hold until maturity. Marketable securities not included in trading or held-to-maturity are classified as available-for-sale.

  Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a seperate component of accumulated other comprehensive income. The Company has no trading securities.

                      ----------------------------------------------------------
                      Notes To Consolidated Financial Statements (Continued)  27
                      ----------------------------------------------------------

2. Marketable Securities

  In January 2000, the Company sold $2,155,000 of investments that were previously classified as held-to-maturity. The Company's decision was based on increased borrowing costs in comparison to the rate of return on the investments. At that time, the Company also transferred all remaining investments from held-to-maturity to available-for-sale. The amortized cost transferred was $14,001,000 and the net unrealized loss on these investments at the date of transfer was $69,000. The following is a summary of marketable securities (in thousands):

                                                               Gross           Gross            Estimated
                                             Amortized      Unrealized       Unrealized           Fair
                                                Cost           Gains           Losses             Value
---------------------------------------------------------------------------------------------------------
February 26, 2000--available-for-sale
securities-municipal obligations               $11,483          $10            $(73)             $11,420
---------------------------------------------------------------------------------------------------------
February 27, 1999--held-to-maturity
securities-municipal obligations               $17,811         $350            $(15)             $18,146
=========================================================================================================

   The amortized cost and estimated fair value of marketable securities at February 26, 2000 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                        Estimated
                                                          Amortized        Fair
                                                            Cost          Value
---------------------------------------------------------------------------------
Due in one year or less                                   $ 3,002        $ 3,006
Due after one year through three years                      7,981          7,920
Due after three years through four years                      500            494
---------------------------------------------------------------------------------
                                                          $11,483        $11,420
=================================================================================

3. Debt Agreement

  The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $75,000,000, which expires on July 10, 2003. At February 26, 2000, there were no borrowings outstanding under the Facility.

  The Facility contains restrictive covenants which limit, among other things, mergers, and acquisitions, redemptions of common stock, and payment of dividends. In addition, the Company must maintain a minimum fixed charge coverage ratio (as defined) and consolidated tangible net worth, and a maximum leverage ratio (as defined). The Company was in compliance with all restrictive covenants of the debt agreement in effect at February 26, 2000.

  The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus 1.25% (this rate is available on the first $10,000,000 of borrowings), the bank's LIBOR Rate plus .80% or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the fixed charge coverage ratio (as defined). Interest expense, which approximated interest paid, for 2000, 1999 and 1998 was $185,000, $57,000 and $4,000,
respectively. The Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of .20%.

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


                                      2000            1999          1998
--------------------------------------------------------------------------
Base Rent                           $44,211         $34,697       $ 25,067
Deferred Rent                         1,628             744            660
Contingent Rent                       1,014           2,871          2,940
--------------------------------------------------------------------------
Rent Expense                        $46,853         $38,312       $ 28,667
==========================================================================

  A schedule of future base rent payments by fiscal year for signed operating leases at February 26, 2000 with initial or remaining noncancelable terms of one year or more is as follows (in thousands):

2001                                                              $ 48,610
2002                                                                48,992
2003                                                                48,770
2004                                                                46,717
2005                                                                43,527
Thereafter                                                         157,150
--------------------------------------------------------------------------
                                                                  $393,766
==========================================================================

  This schedule of future base rent payments includes lease commitments for five new stores and one remodel which were not open as of February 26, 2000.

----------------------------------------------------------
28  Notes To Consolidated Financial Statements (Continued)
----------------------------------------------------------

5. Income Taxes

   The components of income taxes are as follows (in thousands):

                                                  2000         1999           1998
------------------------------------------------------------------------------------
Currently payable:
  Federal                                     $2,756         $10,028        $13,268
  State                                          356           1,880          2,623
------------------------------------------------------------------------------------
                                               3,112          11,908         15,891

Deferred:
  Federal                                      4,687             650            560
  State                                          605             122            109
------------------------------------------------------------------------------------
                                               5,292             772            669
------------------------------------------------------------------------------------
                                              $8,404         $12,680        $16,560
====================================================================================

  Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                               February 26,            February 27,
                                                  2000                     1999
-----------------------------------------------------------------------------------
Deferred tax assets:
  Deferred rent accrual                         $ 2,225                  $ 2,030
  Uniform capitalization                          1,111                    1,513
  Vacation accrual                                  476                      471
  Pension accrual                                   240                      279
  Bonus accrual                                      --                      114
  Other                                             122                      163
-----------------------------------------------------------------------------------
Total deferred tax assets                         4,174                    4,570
-----------------------------------------------------------------------------------
Deferred tax liabilities:
  Inventory                                      (5,707)                      --
  Property and Equipment                           (283)                  (1,116)
-----------------------------------------------------------------------------------
Total deferred tax liabilities                   (5,990)                  (1,116)
-----------------------------------------------------------------------------------
Net deferred tax asset (liability)              $(1,816)                 $ 3,454
===================================================================================

  The effective income tax rate varies from the statutory federal income tax rate for 2000, 1999 and 1998 due to the following:

                                                                2000             1999             1998
---------------------------------------------------------------------------------------------------------
Tax at statutory federal income tax rate                       35.0%            35.0%             35.0%
State income taxes, net of federal benefit                      2.6%             3.9%              4.1%
Tax exempt interest                                            (4.3)%           (4.4)%            (5.8)%
Other                                                           1.7%             3.5%              4.9%
---------------------------------------------------------------------------------------------------------
                                                               35.0%            38.0%             38.2%
=========================================================================================================

  Payments of income taxes for 2000, 1999 and 1998 were $4,751,000, $13,672,000 and $17,572,000, respectively.


6. Profit Sharing Plan

  The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's wages. The Company's total expense for the plan in 2000, 1999 and 1998 amounted to $1,626,000, $1,621,000 and $1,789,000, respectively.

7. Stock Options

  The Board of Directors has reserved 3,500,000 shares of Class A Common Stock for issuance upon exercise of options or other awards under the option plan. Stock options have been granted to directors, officers and other key employees. All options outstanding under the plans as of the end of fiscal 2000 are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

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

                  --------------------------------------------------------------
                  Notes To Consolidated Financial Statements (Continued)      29
                  --------------------------------------------------------------

   Under the fair value method, the Company's net income and earnings per share would have been as follows:


                                                        2000             1999              1998
--------------------------------------------------------------------------------------------------
Net income (in thousands)
  As reported                                         $15,607          $20,687            $26,734
  Pro forma                                            14,154           19,165             25,768
--------------------------------------------------------------------------------------------------
Diluted earnings per share
  As reported                                         $   .62          $   .80            $  1.02
  Pro forma                                               .58              .75                .99
==================================================================================================

  The estimated weighted-average fair value of the individual options granted during 2000, 1999 and 1998 was $4.20, $7.59 and $12.70, respectively, on the date of grant. The fair values for all years were determined using a Black-Scholes option-pricing model with the following assumptions:

                                       2000             1999                1998
----------------------------------------------------------------------------------
Dividend yield                           0%               0%                  0%
----------------------------------------------------------------------------------
Volatility                            77.9%            81.6%               74.8%
----------------------------------------------------------------------------------
Risk-free interest rate               6.58%            5.70%               6.18%
----------------------------------------------------------------------------------
Expected life                       7 years          7 years             7 years
==================================================================================

  A reconciliation of the Company's stock option activity and related information is as follows:

                                         Number            Weighted-Average
                                       of Options          Exercise Price
---------------------------------------------------------------------------
March 1, 1997                           838,852                   $ 4.52
  Granted                               691,675                    17.11
  Exercised                             (70,000)                    4.77
  Canceled                              (50,500)                   14.50
---------------------------------------------------------------------------
February 28, 1998                     1,410,027                    10.33
  Granted                               406,000                     9.96
  Exercised                            (192,791)                    4.67
  Canceled                              (35,920)                   14.88
---------------------------------------------------------------------------
February 27, 1999                     1,587,316                    10.81
  Granted                               439,300                     5.52
  Exercised                             (50,751)                    3.92
  Canceled                             (166,825)                   12.73
---------------------------------------------------------------------------
February 26, 2000                     1,809,040                    $9.55

  The following table summarizes information concerning outstanding and exercis-able options at February 26, 2000:

                                  Weighted-
                                   Average          Weighted-                        Weighted-
Range of                          Remaining         Average                          Average
Exercise       Number             Contractual       Exercise         Number          Exercise
Prices       Outstanding            Life             Price        Exercisable         Price
---------------------------------------------------------------------------------------------------------
$ 3-$ 5       417,700               5.3           $ 3.97           417,700              $ 3.97
$ 5-$10       807,500               9.0           $ 7.10            90,800              $ 7.81
$10-$15       345,345               7.9           $13.72           114,132              $13.77
$15-$25       238,495               7.1           $21.53            98,560              $21.68
=========================================================================================================

  Options exercisable were 721,192, 425,128 and 317,126 at fiscal year end 2000, 1999 and 1998, respectively.

8. Earnings Per Share

  The following is a reconciliation of the numerators and denominators used in computing earnings per share (in thousands, except per share amounts).

                                                            2000                1999                1998
---------------------------------------------------------------------------------------------------------
Income available to common stockholders                  $15,607             $20,687             $26,734
---------------------------------------------------------------------------------------------------------
Basic earnings per share:
Weighted-average number of
  common shares outstanding                               24,848              25,541              25,963
Basic earnings per share                                 $   .63             $   .81             $  1.03
---------------------------------------------------------------------------------------------------------
Diluted earnings per share:
Weighted-average number of
  common shares outstanding                               24,848              25,541              25,963
Stock options                                                191                 292                 354
---------------------------------------------------------------------------------------------------------
Diluted weighted-average number of common
  shares outstanding                                      25,039              25,833              26,317
---------------------------------------------------------------------------------------------------------
Diluted earnings per share                               $   .62             $   .80             $  1.02
=========================================================================================================

----------------------------------------------------------
30  Notes To Consolidated Financial Statements (Continued)
----------------------------------------------------------

9. Common Stock


  At February 26, 2000, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility and transferability.

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

  Shares of Class B Common Stock may not be transferred to third parities (except for transfer to certain family members of the holders and in other limited circumstances). All of the shares of Class B Common Stock are held by the founding stockholders and their family members.

  Effective September 2, 1998, the Company's Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 1999, up to 2,600,000 shares of Class A Common Stock outstanding. Effective December 28, 1999, the Company's Board of Directors extended the stock repurchase program through December 31, 2000. As of February 26, 2000, the Company holds as treasury shares under this repurchase plan 1,785,000 shares of its Class A Common Stock at an average price of $8.19 per share for an aggregate purchase amount of $14,611,000. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

                                              ----------------------------------
                                              Report of Independent Auditors  31
                                              ----------------------------------

The Board of Directors and Stockholders of The Finish Line, Inc.

  We have audited the accompanying consolidated balance sheets of The Finish Line, Inc. as of February 26, 2000 and February 27, 1999, and the related consolidated statements of income, cash flows, and changes in stockholders'equity for each of the three years in the period ended February 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Finish Line, Inc. at February 26, 2000 and February 27, 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 26, 2000, in conformity with accounting principles generally accepted in the United States.


                                         /s/ Ernst & Young LLP


Fort Wayne, Indiana
March 21, 2000

MARKETPRICE OF COMMON STOCK

Quarter Ended         Fiscal 2000               Fiscal 1999
---------------------------------------------------------------------
                   High        Low            High       Low
---------------------------------------------------------------------
May              $15.88       $11.13        $26.50     $15.63
August            12.50         8.00         31.06       8.25
November           9.38         5.56         11.44       7.50
February           7.00         4.44         12.19       7.00
=====================================================================

  The Class A Common Stock has traded on the Nasdaq National Market under the symbol FINL since the Company became a public entity in June 1992. Since its initial public offering in June 1992, the Company has not declared any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. See Management's Discussion and Analysis and Note 3 of Notes to Consolidated Financial Statements for restrictions on the Company's ability to pay dividends.

---------------------------------
32  Senior Officers and Directors
---------------------------------

Name                             Age            Position                                                   Officer or Director Since
====================================================================================================================================

Alan H. Cohen(1)                53              Chairman of the Board of Directors
                                                President and Chief Executive Officer                                   1976
------------------------------------------------------------------------------------------------------------------------------------

David I. Klapper(3)             51              Senior Executive Vice President, Director                               1976
------------------------------------------------------------------------------------------------------------------------------------

Larry J. Sablosky               51              Senior Executive Vice President, Director                               1982
------------------------------------------------------------------------------------------------------------------------------------

Steven J. Schneider             44              Executive Vice President--Finance, CFO and Assistant Secretary          1989
------------------------------------------------------------------------------------------------------------------------------------

Gary D. Cohen                   47              Executive Vice President--General Counsel and Secretary                 1997
------------------------------------------------------------------------------------------------------------------------------------

Joseph W. Wood                  52              Executive Vice President--Merchandising and Marketing                   1995
------------------------------------------------------------------------------------------------------------------------------------

Donald E. Courtney              45              Executive Vice President--MIS and Distribution                          1989
------------------------------------------------------------------------------------------------------------------------------------

George S. Sanders               42              Executive Vice President--Real Estate and Store Development             1994
------------------------------------------------------------------------------------------------------------------------------------

Michael L. Marchetti            49              Executive Vice President--Store Operations                              1995
------------------------------------------------------------------------------------------------------------------------------------

Kevin S. Wampler                37              Senior Vice President--Corporate Controller and Asst. Secretary         1997
------------------------------------------------------------------------------------------------------------------------------------

Robert A. Edwards               37              Senior Vice President--Distribution                                     1997
------------------------------------------------------------------------------------------------------------------------------------

Thomas R. Sicari                46              Senior Vice President--General Merchandise Manager                      1997
------------------------------------------------------------------------------------------------------------------------------------

Kevin G. Flynn                  36              Senior Vice President--Marketing                                        1997
------------------------------------------------------------------------------------------------------------------------------------

James B. Davis                  37              Senior Vice President--Real Estate                                      1997
------------------------------------------------------------------------------------------------------------------------------------

Joseph L. Gravitt               40              Senior Vice President--Store Personnel                                  1998
------------------------------------------------------------------------------------------------------------------------------------

Jonathan K. Layne(2)(3)(4)      46              Director                                                                1992
------------------------------------------------------------------------------------------------------------------------------------

Jeffrey H. Smulyan(1)(2)(5)     52              Director                                                                1992
------------------------------------------------------------------------------------------------------------------------------------

Stephen Goldsmith(1)(6)         53              Director                                                                1999
------------------------------------------------------------------------------------------------------------------------------------


(1) Member of the Audit Committee
(2) Member of the Compensation and Stock Option Committee
(3) Member of the Finance Committee
(4) Mr. Layne is a partner in the law firm of Gibson, Dunn & Crutcher LLP
(5) Mr. Smulyan is Chairman of the Board and President of Emmis Communications Corporation
(6) Mr. Goldsmith is a partner in the law firm of Baker & Daniels LLP

                                 [Shareholder Information] [Company Logo] [2000]





Transfer Agent and Registrar:
American Stock Transfer & Trust Co.
Shareholder Services
40 Wall Street
New York, NY 10005

Stock Market Information:
The Company's Class A Common Stock is traded on the NASDAQ National Market under the symbol FINL. As of March 31, 2000, the approximate number of holders of record of Class A Common Stock was 341. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date. On March 31, 2000, the closing price for the Company's Class A Common Stock, as reported by NASDAQ was $9.75.

Financial Reports:
A copy of Form 10-K, the Company's annual report to the Securities and Exchange Commission, for the current period can be obtained without charge by writing to:

   The Finish Line, Inc.
   Attn: Chief Financial Officer
   3308 N. Mitthoeffer Road
   Indianapolis, IN 46235
   Internet Address:
   www.finishline.com









   Certain statements contained in this Annual report regard matters that are not historical facts and are forward looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended). Because such forward looking statements contain risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changing consumer preferences; the Company's inability to successfully market its footwear, apparel, accessories and other merchandise; price, product and other competition from other retailers (including internet and direct manufacturer sales); the unavailability of products; the inability to locate and obtain favorable lease terms for the Company's stores; the loss of key employees, general economic conditions and adverse factors impacting the retail athletic industry; management of growth, and the other risks detailed in the Company's Securities and Exchange Commission filings. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

   Architectural Photography - Dan Francis/Mardan Photography
   Fashion Photography - E. Anthony Valainis

[COMPANY LOGO]









Corporate Mark:         Address:                         Web Address/Phone:
-------------------     -----------------
                                                         www.finishline.com
[LOGO]                  Finish Line                      ---------------------
                        3308 North Mitthoeffer Rd.       317.899.1022
                        Indianapolis, IN 46235