Form 10-K405, Exhibit 13
period 2001-03-03
FINISH LINE INC /DE/
filed 2001-05-25
CIK 886137

[LOGO OF FINISH LINE]


                        [PICTURE OF SHOE APPEARS HERE]


--------------------------------------------------------------------------------
                                                                   annual report
--------------------------------------------------------------------------------

2001 FINANCIAL HIGHLIGHTS

                                                                         Fiscal           Fiscal            Fiscal
Dollars in thousands (except per share data)                              2001             2000              1999
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                              $  663,906       $  585,963       $  522,623
Operating income                                                            4,975           23,185           31,946
Operating income as a percent of net sales                                    0.8%             4.0%             6.1%
Net income                                                                  3,745           15,607           20,687
Net income as a percent of net sales                                          0.6%             2.7%             4.0%
Diluted earnings per share                                             $      .15       $      .62       $      .80

Number of stores open at end of period                                        436              409              358
Total retail square footage at end of period                            2,653,886        2,478,930        2,095,264
Average store size                                                          6,087            6,061            5,853

Total assets                                                           $  308,868       $  289,095       $  278,555
Cash and marketable securities                                             51,935           24,481           40,924
Total debt                                                                     --               --               --
Total stockholders' equity                                                226,747          222,392          208,679
=======================================================================================================================

    The Company's fiscal year ends on the Saturday nearest the end of February starting with fiscal 1998. For fiscal 1997 and prior, the Company's fiscal year ended at the end of February. As used in this Report, "fiscal 1997," "fiscal 1998," "fiscal 1999," "fiscal 2000," and "fiscal 2001" refer to the Company's fiscal years ended March 1, 1997; February 28, 1998; February 27, 1999; February 26, 2000 and March 3, 2001 respectively. "Fiscal 2002" and "fiscal 2003" refer to the Company's fiscal years ending March 2, 2002 and March 1, 2003, respectively.


    [GRAPH]         [GRAPH]              [GRAPH]            [GRAPH]

Finish Line, Inc. is a leading athletic retailer specializing in brand name athletic footwear, apparel, and accessories. Known for its signature shoe wall, Finish Line works to provide customers with more styles and sizes than any other mall-based retailer. Finish Line began operations in 1976 in Indianapolis, Indiana and at year-end served customers in 42 states through 436 stores and online.

ALABAMA
Birmingham
Dothan
Montgomery
ARIZONA
Mesa
Phoenix
Scottsdale
Tucson
ARKANSAS
Fayetteville
Fort Smith
Little Rock
N. Little Rock
CALIFORNIA
Fairfield
Los Angeles
-Cerritos
-Culver City
-Montclair
-Montebello
-Northridge
-West Covina
Orange County
-Mission Viejo
-Westminster
Salinas
San Diego
-Roseville
Stockton
COLORADO
Boulder
Colorado Springs
Denver
Fort Collins
Greeley
CONNECTICUT
Meriden
Trumbull
Waterbury
Waterford
DELAWARE
Wilmington
FLORIDA
Altamonte
Brandon
Clearwater
Crystal River
Daytona Beach
Fort Myers
Jacksonville
Lakeland
Naples
Ocoee
Orlando
Panama City
Pensacola
Port Richey
Sanford
St. Petersburg
Tallahassee
Tampa
GEORGIA
Alpharetta
Athens
Atlanta
-Decatur
-Duluth
-Kennesaw
-Morrow
-Union City
Augusta
Buford
Douglasville
Macon
Savannah
IDAHO
Boise
ILLINOIS
Alton
Bloomington
Bourbonnais
Carbondale
Champaign
Chicago
-Aurora
-Bloomingdale
-Calumet City
-Evergreen Park
-Fairview Heights
-Gurnee
-Lombard
-Matteson
-Niles
-N. Riverside
-Orland Park
-Schaumburg
-Skokie
-University Park
-Vernon Hills
-Waukegan
-West Dundee
Danville
Forsythe
Marion
Moline
Peoria
Peru
Rockford
Springfield
Sterling
INDIANA
Anderson
Bloomington
Carmel
Elkhart
Evansville
Fort Wayne
Greenwood
Indianapolis
Kokomo
Lafayette
Marion
Merrillville
Michigan City
Mishawaka
Muncie
Richmond
South Bend
Terre Haute
IOWA
Cedar Rapids
Coralville
Davenport
Des Moines
Dubuque
Iowa City
Sioux City
KANSAS
Hutchinson
Manhattan
Olathe
Overland Park
Salina
Topeka
Wichita
KENTUCKY
Ashland
Bowling Green
Florence
Lexington
Louisville
Paducah
LOUISIANA
Alexandria
Bossier City
Lake Charles
Monroe
Shreveport
MAINE
Bangor
MARYLAND
Baltimore
Bethesda
Cumberland
Forestville
Frederick
Glen Burnie
Hagerstown
Laurel
Owings Mills
Salisbury
Towson
Waldorf
MASSACHUSETTS
Brockton
Hanover
Holyoke
Leominster
Saugus
Taunton
MICHIGAN
Adrian
Battle Creek
Bay City
Benton Harbor
Burton
Detroit
-Auburn Hills
Flint
Fort Gratiot
Grand Rapids
Holland
Lansing
Midland
Monroe
Port Huron
Portage
Taylor
Traverse City
Waterford
MISSISSIPPI
Ridgeland
Tupelo
MISSOURI
Cape Girardeau
Chesterfield
Florissant
Independence
Joplin
Kansas City
St. Ann
St. Louis
St. Peters
Springfield
NEBRASKA
Lincoln
Omaha
NEVADA
Las Vegas
NEW HAMPSHIRE
Concord
Manchester
Newington
Salem
NEW JERSEY
Eatontown
Deptford
Lawrenceville
Paramus
Phillipsburg
Rockaway
Voorhees
NEW MEXICO
Albuquerque
NEW YORK
Albany
Bay Shore
Buffalo
-Blasdell
-Williamsville
Clay
Dewitt
Horseheads
Ithaca
Lakewood
Massapequa
Middletown
Nanuet
Niagara Falls
Poughkeepsie
Rochester
Rotterdam
Saratoga Springs
Schenectady
Staten Island
Syracuse
Wilton
NORTH CAROLINA
Asheville
Burlington
Cary
Charlotte
-Gastonia
-Pineville
Concord
Fayetteville
Greensboro
Hickory
High Point
Morrisville
Raleigh
Rocky Mount
Winston-Salem
NORTH DAKOTA
Bismarck
Grand Forks
Ohio
Akron
Alliance
Ashtabula
Beaver Creek
Canton
Cincinnati
Cleveland
-Euclid
-Mentor
-N. Olmsted
-N. Randall
-Parma
-Richmond
 Heights
Columbus
Dayton
Dublin
Elyria
Findlay
Franklin
Heath
Lancaster
Lima
Mansfield
Marion
New Philadelphia
Niles
Northwood
Piqua
Reynoldsburg
Sandusky
Springfield
St. Clairsville
Toledo
OKLAHOMA
Midwest City
Norman
Oklahoma City
Tulsa
OREGON
Portland
PENNSYLVANIA
Altoona
Bensalem
Bloomsburg
Butler
Camp Hill
Chambersburg
Erie
Exton
Greensburg
Hanover
Indiana
Johnstown
Lancaster
Media
Monaca
North Wales
Pennsdale
Philadelphia
Pittsburgh
Plymouth
Scranton
Uniontown
Washington
West Mifflin
York
SOUTH CAROLINA
Charleston
Columbia
Greenville
SOUTH DAKOTA
Sioux Falls
TENNESSEE
Antioch
Chattanooga
Clarksville
Franklin
Goodlettsville
Johnson City
Memphis
Nashville
TEXAS
Abilene
Amarillo
Austin
Beaumont
Dallas/Fort Worth
-Arlington
-Denton
-Frisco
-Hurst
-Irving
-Lewisville
-Mesquite
-Plano
-Richardson
El Paso
Houston
Humble
Katy
Killeen
Longview
Midland
San Angelo
San Antonio
Sherman
Temple
Tyler
Waco
Wichita Falls
VIRGINIA
Alexandria
Chesapeake
Christiansburg
Dulles
Fredericksburg
Harrisonburg
Lynchburg
Newport News
Norfolk
Richmond
-Colonial Heights
-Glen Allen
Roanoke
Virginia Beach
Winchester
Washington
Bellingham
Seattle
Spokane
Tacoma
WEST VIRGINIA
Barboursville
Bridgeport
Charleston
Martinsburg
Morgantown
Wisconsin
Green Bay
Greendale
Janesville
Madison
Milwaukee
Racine
Wauwatosa

TO OUR STOCKHOLDERS


Finish Line completed fiscal 2001 with over $660 million in sales, a gain of 13% over last year - our 24th straight year of increases. For fiscal 2001, comparable-store sales increased 1%, reversing a negative same-store sales performance during the two previous fiscal years. In spite of improved sales performance, we were not able to stop the slide in net earnings and earnings per share for the year.

Repositioning Plan
Due to the continued deterioration of earnings, we have reviewed our business practices to look for ways to improve productivity and performance. During the 1st quarter of fiscal 2002, we announced a repositioning plan designed to increase long-term profitability of our stores and generate long-term value for stockholders. The primary component of the plan includes a more aggressive approach to reducing aged inventory by reconfiguring merchandise assortments to place greater emphasis on better performing, fresher merchandise. This should lead to improved inventory turns and product margins. In addition, the Company announced plans to close approximately 17 under-performing stores, including all five of our outlet stores. The closing of under-performing stores will direct assets and attention to more productive uses. We will complete the repositioning plan as quickly as possible so that we may continue forward with our long-term strategies for meaningful growth and improved productivity.

Growth and Productivity
Growing our store base has been an important Finish Line goal throughout the last decade. This aggressive growth strategy has taken us from being a regional athletic chain to one of the top three national athletic specialty stores in the mall. From 1996 to fiscal year-end 2001 we have nearly doubled our stores, growing from 220 to 436. Today, we operate stores in 42 states, from coast-to-coast, in all regions of the country.

Growth is important; meaningful growth is critical. It's not enough for us simply to continue our sales growth, we must find ways to become more productive. Our previously announced repositioning plan is a positive move in this direction and a logical evolutionary step in the way we do business. Because of existing business conditions and the need for increased store productivity, we have decided to temporarily slow our store expansion with fewer new store openings. Stores that may be under-performing, but are not designated to close, will be scrutinized by all Company departments to assure everything is being done to reverse negative performance trends. By adjusting our existing product mix and introducing new footwear and apparel products into our stores, we will refine our product assortments to optimize sales-per-square-foot. We will continue to aggressively manage the Company's expenses and capital expenditures, which over the years has contributed to Finish Line's position as one of the most profitable and financially secure retailers in our industry. At the end of fiscal 2001, our balance sheet showed no interest-bearing debt and reflected cash and investments of over $50 million.

Over the years as we have grown, the athletic retail environment has also changed. Consumers now have more shopping choices to satisfy their athletic product needs, including: new mall retailers, direct mail outlets and e-commerce options. Additionally, athletic retailing has become more promotional putting pressure on product margins while mall rents and other occupancy expenses continue to increase. At Finish Line we understand that to be a successful retailer, we must recognize these changes and adapt to the new business environment.

Opportunities
Despite having been in existence for more than 25 years, in many ways we still think of ourselves as a young company - eager to grow and take advantage of the opportunities that exist within the industry to

     Finish Line is positioned to meet the needs___(PICTURE OF FINISH LINE
     of an active, athletic customer base.         STORE FRONT)


improve our business. These opportunities include an active consumer base for whom health, fitness, and sports participation is an important part of their lifestyle. Also, opportunities exist to expand our market share because most of our competitors have been shrinking their mall-based store presence during the last few years.

Our national stature has allowed us to create strategic partnerships with prominent vendors such as Nike and Reebok, which positions us to sell the exciting new technologies and products our customer seeks. SHOX and Air Presto footwear from Nike, Reebok's Iverson basketball shoe and slip-on and postgame styles from And 1 are just a few examples of the excitement being generated in the marketplace.

Working with the industry's leading vendors including: Nike, adidas, Reebok and the increasingly important niche brands such as New Balance, And 1, K-Swiss, and Timberland, Finish Line offers customers a complete athletic footwear collection. As a result our footwear business, which currently represents approximately 80% of our overall product mix, performed well in fiscal 2001 with a 17% sales increase over fiscal 2000. Further, these vendor partnerships have allowed us to increase national advertising expenditures and raise Finish Line brand awareness among potential and existing customers in markets throughout the United States. Going forward, our challenge is to continue this momentum in our footwear business and stabilize (and eventually turn around) our under-performing apparel business.

While product and marketing are key ingredients for success, knowing and understanding our customer is more critical today than ever. We have gained valuable information about who is walking into our stores and what they expect during their visit, through focus groups, surveys, and a new customer loyalty program (Winner's Circle). We believe our stores have a much broader and varied consumer base than most of our mall competitors, which provides opportunities for us to gain market share in the malls. This information, which we are now able to capture and analyze, should result in additional sales from repeat customers and better position us to meet the needs of new consumers.

Bright Future
We are excited about the future of our Company. We believe Finish Line will continue to grow nationally while improving productivity and profit levels. Through difficult times in our industry, we have been able to expand our store base and maintain a strong balance sheet. We have confidence in our Company, the industry, and our vendors; and we believe that any slow-down or downturn in business is only temporary. The future of athletic specialty retailing remains bright.

We thank our customers and vendors for their support over the years, and our stockholders for their loyalty and commitment to the Company. We are committed to the sustained creation of long-term stockholder value, and feel we have the vision and team to succeed. We are dedicated, hard working, and remain focused on our goal of being the best athletic specialty store in or out of the mall.

I would also like to thank and praise our Board of Directors for their guidance and wise counsel over the years. We have all completed a difficult year and we think we have made important strategic decisions that will lead us back to the levels of productivity, profits and increased stockholder value we all desire.

Sincerely,


/s/ Alan H. Cohen


Alan H. Cohen
President and CEO, Finish Line, Inc.

THE STORE


An important point of difference between Finish Line and the competition has always been our store. Our retail environment is unique within the mall based athletic specialty category.

We understand that product is king, so we have built stores that allow the product to reign. Our signature shoe wall showcases an impressive selection of footwear that attracts the attention of every customer who enters the store. We also bring important footwear collections off the wall into the store front windows and onto sales floor tables to allow brands, categories, and new products to stand out.

This point of difference becomes more clear when comparing store size. Our average store is approximately 6,100 square feet, which is larger than our competitors' average stores. This gives us space to feature products for the whole family (men, women, and children) and allows us to showcase a broader selection of apparel and accessories that hook up with our footwear.

As a result, Finish Line stores appeal to a broader segment of the population than the stores of most of our competition.

Finish Line is shopped not just by the sought-after teen demographic, but also by 20-45 year old customers. Athletic shoes are worn by people of all ages for many different reasons. Sport is more about attitude than it is about age. So, whether it's an athletic shoe for a specific sport or a casual shoe to wear for looks or comfort, Finish Line has the product customers are looking for.


[FASHION MODEL PRESENTING PRODUCT PICTURE APPEARS HERE]

                        Finish Line stores are designed
                        to highlight product in a clean,
                        organized, and inviting manner.




                  [PICTURE OF FINISH LINE STORE APPEARS HERE]












Quaker Bridge Mall
Lawrenceville, NJ

THE PRODUCT


This is an exciting time to be a part of the athletic footwear industry. Demand from consumers for marque product continues to climb, and manufacturers continue to deliver new and innovative styles to meet this demand.

Our exclusive running initiative with Nike (RNG), which began in fiscal 2001 and continues into the new fiscal year, has allowed us to gain even greater market share in this key footwear category. Customers were directed to Finish Line as the destination for Nike running shoes by powerful in-store merchandising and a national TV advertising campaign. And Nike continues to deliver the product-from the recent introduction of the sport-inspired, fashion-forward Air Presto to their latest technological innovation, SHOX, which made its debut last holiday season.

Other footwear brands are also creating excitement and strong sales: Reeboks Iverson Answer basketball shoe has gained momentum at each introduction while And 1 has created a whole new category of athletic shoes with their "slip-on" styles like the Post Game or Tochillin.

Timberland and Lugz catapulted the brown boot category to new heights during the holiday season with their classic outdoor styles. And, whats old is new again. Retro styles from Nike, Reebok, and adidas enjoy renewed enthusiasm in the marketplace.

Although footwear remained strong in fiscal 2001, our apparel sales continued to struggle. Deep discounting in the marketplace and lower average-price-points have kept this portion of our business from improving. There were bright spots in certain apparel items, and we plan to expand upon these successes next year and to eliminate under performing items.

Our private label apparel brand, SPK, continues to grow during this difficult time in apparel sales. Consisting mostly of athletic basics, SPK gives Finish Line quality, functional product at introductory price-points while improving product margins.

                       At Finish Line customers can find
                       the latest athletic footwear, apparel
                       and accessories, whether they're
                       looking for performance, fashion or
                       value.






                   [PICTURE OF MEN'S SHOE WALL APPEARS HERE]

PRODUCTIVITY


To gain productivity in our existing base of stores, we must focus on three key factors Product, Systems, and People.

We have to optimize our inventory mix to make sure the right product gets to each store in the correct quantity. To help accomplish this, Finish Line has completed a planning system review and has begun to implement a new planning tool to help better understand the specific needs of each store and to allocate product accordingly.

Additionally, Finish Line announced a partnership this past year with found.com, which has a Web-based inventory management tool that will integrate Finish Line's inventory in all stores and in our distribution center. This system will give each of our stores, including our online store, real-time access to all inventory in our system, improving our ability to better meet our customers' product needs.

Beyond product and systems to improve productivity, Finish Line needs motivated and energetic people in the stores and the home office. We have always prided ourselves on having a knowledgeable staff determined to provide a high level of service customers.

Our store operations department is working hard to retain this point of difference by launching a new training program that gets back to the fundamentals of selling athletic shoes and taking care of the customer. After all, that is what retail is all about.

                      Finish Line's signature shoe wall
                      communicates an incredible selection
                      of footwear - from retro - styled
                      classics to the newest in fashionable
                      slip-ons.





                      [PICTURE OF SHOE WALL APPEARS HERE]

MARKETING


In todays changing market economy, the customer is in control. With the advent of the Web and an abundance of retail stores, customers have a large number of options when buying athletic footwear and apparel.

As a result, Finish Line believes it is increasingly important to know as much about our customer as possible. Finish Line worked diligently in fiscal 2001 to gain a better understanding of who is walking in our doors and what they want to buy.

This past year we introduced our customer loyalty card program, Winners Circle, which rewards customers for shopping at Finish Line. This program not only provides great incentives to our best customers, but also gives us a better understanding of our customers purchasing habits. This information helps us optimize our purchasing and marketing strategies to build stronger long-term relationships with our customers.

Through the use of our quarterly magalog, Finish Line (formerly SPIKE), and our website at www.finishline.com, we have additional ways to communicate with our customers.

This year Finish Line initiated our largest advertising campaign in the Companys history to increase national brand awareness. We accomplished this by partnering with two of our key vendors, Nike and Reebok.

We continued our award-winning running campaign (RNG) with Nike that positions Finish Line as the destination for the latest Nike running product. The TV spots illustrate how much Finish Line and our employees love runners. As the innovative spots state, Maybe We Love Runners Too Much.

Last summer Finish Line also partnered with Reebok to advertise during the most watched prime-time show on television - CBSs Survivor series. This advertising created millions of additional consumer impressions, keeping Finish Line top of mind during the key back-to-school time period.

The net effect of all of these efforts has taken Finish Lines national brand awareness from 45% to over 70% in one year among our core customer.

                          Finish Line's selection of
                          men's, women's and
                          children's products provide
                          one-stop-shopping for the
                          entire family.




             [PICTURE OF YOUTH AND WOMEN'S SHOE WALL APPEARS HERE]

THE FUTURE


Today, more than ever, we realize that everything we do affects our brand and its perception by our customers. That's why we are committed to constant improvement on every front. From product offerings based on pertinent customer information to mall-based and online stores that deliver a compelling shopping experience, Finish Line is positioned and committed to be the best athletic footwear retailer in the industry.

          Selected Financial Data                                     13

          Management's Discussion and Analysis of
          Financial Condition and Results of Operations               14

          Consolidated Balance Sheets                                 18

          Consolidated Statements of Income                           19

          Consolidated Statements of Cash Flow                        20

          Consolidated Statements of
          Changes in Stockholders' Equity                             21

          Notes to Consolidated Financial Statements                  22

          Report of Independent Auditors                              27

          Market Price of Common Stock                                27

          Senior Officers and Directors                               28

          Shareholder Information                                     28




          [PICTURE OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

                                                           SELECT FINANCIAL DATA

                                                                                          Year Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                             March 3,    February 26,     February 27,    February 28,    March 1,
(In thousands, except per share and store operating data)      2001          2000             1999            1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $   663,906   $   585,963     $   522,623     $   438,911    $   332,002
Cost of sales (including occupancy expenses)                   491,527       423,505         373,170         303,809        229,187
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                   172,379       162,458         149,453         135,102        102,815
Selling, general and administrative expenses                   156,820       139,273         117,507          94,303         72,282
Repositioning and asset impairment charges                      10,584            --              --              --             --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 4,975        23,185          31,946          40,799         30,533
Interest income--net                                               970           826           1,421           2,495            824
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       5,945        24,011          33,367          43,294         31,357
Income taxes                                                     2,200         8,404          12,680          16,560         12,544
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                 $     3,745   $    15,607     $    20,687     $    26,734    $    18,813
====================================================================================================================================
Earnings Per Share Data:
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                   $       .15   $       .63     $       .81     $      1.03    $       .81
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                 $       .15   $       .62     $       .80     $      1.02    $       .80
====================================================================================================================================
Share Data/(1)/:
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average shares                                         24,458        24,848          25,541          25,963         23,100
------------------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average shares                                 24,663        25,039          25,833          26,317         23,502
====================================================================================================================================
Selected Store Operating Data:
------------------------------------------------------------------------------------------------------------------------------------
Number of stores:
  Opened during period                                              34            55              59              53             35
  Closed during period                                               7             4               3               2              4
  Open at end of period                                            436           409             358             302            251
Total square feet/(2)/                                       2,653,886     2,478,930       2,095,264       1,586,520      1,088,419
Average square feet per store/(2)/                               6,087         6,061           5,853           5,253          4,336
Net sales per square foot for comparable stores            $       262   $       272     $       310     $       345    $       352
Increase (decrease) in comparable store net sales/(3)/             1.3%         (2.6)%          (1.7)%           5.6%          16.0%
====================================================================================================================================
Balance Sheet Data:
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                            $   133,640   $   124,898     $   106,661     $   120,822    $   112,079
Total assets                                                   308,868       289,095         278,555         255,978        217,718
Total debt                                                          --            --              --              --             --
Stockholders' equity                                           226,747       222,392         208,679         197,122        169,875
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

   MANAGEMENT'S DISCUSSION AND FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     General The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and Notes thereto included elsewhere herein.

     The table below sets forth operating data of the Company as a percentage of net sales for the periods indicated below.

                                                           Year Ended

-----------------------------------------------------------------------------------
                                              March 3,    February 26, February 27,
                                                2001          2000         1999
-----------------------------------------------------------------------------------
Income Statement Data:
Net sales                                      100.0%        100.0%       100.0%
Cost of sales (including
  occupancy expenses)                           74.0          72.3         71.4
-----------------------------------------------------------------------------------
Gross profit                                    26.0          27.7         28.6
Selling, general and
  administrative expenses                       23.6          23.7         22.5
Repositioning and asset impairment charges       1.6           -            -
-----------------------------------------------------------------------------------
Operating income                                 0.8           4.0          6.1
Interest income--net                             0.1            .1           .3
-----------------------------------------------------------------------------------
Income before income taxes                       0.9           4.1          6.4
Income taxes                                     0.3           1.4          2.4
-----------------------------------------------------------------------------------
Net income                                       0.6%          2.7%         4.0%
-----------------------------------------------------------------------------------

     Fiscal 2001 Compared to Fiscal 2000 Net sales for fiscal 2001 were $663.9 million, an increase of $77.9 million or 13.3% over fiscal 2000. Of this increase, $33.9 million was attributable to an increase from the 55 existing stores open only part of fiscal 2000 and $26.7 million was from a 6.6% increase in the number of stores open during the period from 409 at the end of fiscal 2000 to 436 at the end of fiscal 2001. The balance of the increase in net sales was attributable to an approximate $14.0 increase due to fiscal 2001 having 7 additional days as compared to fiscal 2000 and a comparable store net sales increase of 1.3% in fiscal 2001. Comparable net footwear sales increased 4.9% for fiscal 2001 while comparable net activewear and accessories sales decreased 10.6%. Net sales per square foot decreased in fiscal 2001 to $262 from $272 in fiscal 2000. Activewear and accessories continue to be negatively effected by a significant reduction in the average unit selling price. Net sales per square foot have been negatively impacted by the decrease in activewear sales.

     Gross profit, which includes product margin less store occupancy costs, for fiscal 2001 was $172.4 million. Excluding the effect of non-recurring charges of $9.2 million in fiscal 2001 representing inventory writedowns associated with the repositioning plan discussed below gross profit was $181.6 million, an increase of approximately $19.1 million or 11.8% over fiscal 2000, and a decrease of approximately 0.4% as a percent of net sales. Of this 0.4% decrease, 0.3% was due to a decrease in margin for product sold, 0.2% was due to an increase in occupancy costs as a percentage of net sales, partially offset by a decrease in inventory shrink of 0.1%.

     Selling, general and administrative expenses were $156.8 million, an increase of $17.5 million or 12.6% over fiscal 2000, and decreased to 23.6% from 23.7% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 34 additional stores opened during 2001. The decrease as a percentage of net sales is a result of the 53 week year in fiscal 2001 which added approximately $14.0 million in sales to the year.

     In the 4th quarter of 2001, the Company approved a repositioning plan (the "Plan") designed to increase long-term profitability of its retail stores and generate long term value for stockholders. As part of that plan the Company recorded pre-tax non-recurring repositioning and asset impairment charges totaling $19.8 million ($12.5 million after tax or $.51 per share) in connection with additional inventory mark downs, lease costs and asset impairment charges for 17 planned store closings, and asset impairment charges for 14 identified under-performing stores.

     The most significant component of the Plan included a more aggressive approach to reducing aged inventory by reconfiguring merchandise assortments to place greater emphasis on better performing fresher merchandise. The additional markdown reserve, which totaled $9.2 million has been recorded as a component of cost of sales.

     In connection with the store closings, the Company established a reserve for future lease payments after store closures of $3.8 million all of which is included in accrued expenses at March 3, 2001. Costs will be charged against this reserve as paid (expected to be primarily in 2002) and the reserve will be reviewed periodically to determine its adequacy.

     The Company recorded an asset impairment charge, pursuant to the requirements of SFAS No. 121, of $3.1 million related to the planned store closings. The fixed assets written off could not readily be used at other store locations nor was there a ready market outside the Company to determine fair value. The assets, consisting principally of fixtures and leasehold improvements, are expected to be discarded at the time of store closing. Accordingly, the asset impairment charge recorded represents the carrying value of the assets at the time of approval of the repositioning plan and depreciation of these

  MANAGEMENT'S DISCUSSION AND FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                    (cont.)

                                                                                   Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)        May 27, 2000       August 26,2001      November 25, 2000    March 3, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                           $146,657  100.0%   $190,542  100.0%    $134,503   100.0%    $192,204   100.0%
Cost of sales (including occupancy expenses)         106,013   72.3     137,296   72.1      101,378    75.4      146,840    76.4
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                          40,644   27.7      53,246   27.9       33,125    24.6       45,364    23.6
Selling, general and administrative expenses          34,846   23.8      42,207   22.1       37,404    27.8       42,363    22.0
Repositioning and asset impairment charges                 -    -             -    -              -     -         10,584     5.5
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                5,798    3.9      11,039    5.8       (4,279)   (3.2)      (7,583)   (3.9)
Interest income--net                                     223     .2         169     .1          328      .2          250      .1
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                      6,021    4.1      11,208    5.9       (3,951)   (3.0)      (7,333)   (3.8)
Income taxes (benefit)                                 2,228    1.5       4,147    2.2       (1,462)   (1.1)      (2,713)   (1.4)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $  3,793    2.6%   $  7,061    3.7%    $ (2,489)   (1.9)%   $ (4,620)   (2.4)%
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                     $    .16           $    .29            $   (.10)            $   (.19)
Diluted earnings (loss) per share                   $    .15           $    .29            $   (.10)            $   (.19)
===================================================================================================================================

                                                                                   Quarter Ended
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)         May 29, 1999    August 28, 1999    November 27, 1999       February 26, 2000
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $132,296    100.0%  $165,994   100.0%   $120,776    100.0%    $166,897     100.0%
Cost of sales (including occupancy expenses)       95,170     71.9    117,303     0.7      91,358     75.6      119,674      71.7
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                       37,126     28.1     48,691     9.3      29,418     24.4       47,223      28.3
Selling, general and administrative expenses       31,705     24.0     37,037     2.3      33,208     27.5       37,323      22.4
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                             5,421      4.1     11,654     7.0      (3,790)    (3.1)       9,900       5.9
Interest income--net                                  281       .2        278      .2         204       .2           63        .1
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   5,702      4.3     11,932     7.2      (3,586)    (2.9)       9,963       6.0
Income taxes (benefit)                              1,996      1.5      4,176     2.5      (1,255)    (1.0)       3,487       2.1
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $ 3,706      2.8%  $  7,756     4.7%   $ (2,331)    (1.9)%    $ 6,476       3.9%
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                   $   .15            $   .31            $   (.09)              $   .26
Diluted earnings (loss) per share                 $   .15            $   .31            $   (.09)              $   .26
==================================================================================================================================

assets was discontinued at that time. Operating results for the individual stores will be included in operations through the closing dates of the respective stores.

     The Company also reviewed its under-performing stores for asset impairment charges. The asset impairment test was applied to all stores with negative contribution and cash flows. An asset impairment charge of $3.6 million was calculated as the difference between the carrying amount of the assets and each store's estimated future discounted cash flows.

     Sales in 2001 of the 17 stores to be closed as part of the Plan were $16.9 million. The 13 remaining stores (the Company closed four of the stores in the fourth quarter of 2001) are expected to be closed by the end of 2002. Thus, sales in 2002 for these stores will be substantially less than in 2001. The stores to be closed (which includes five outlet stores) had a negative contribution of $4.8 million in 2001. Because these stores will not be open all of 2002 and because the fixed assets for these stores have been written

   MANAGEMENT'S DISCUSSION AND FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                    (cont.)

off as part of the asset impairment charge, we expect losses on these stores will be lower in 2002 than in 2001. Future exit costs to be recorded in 2002 in connection with these stores is not expected to be material.

     With regards to the 14 underperforming stores for which the fixed assets were written off as part of the asset impairment charge, depreciation in 2001 was $.5 million and will be zero related to these assets in 2002.

     Net interest income for fiscal 2001 was $1.0 million compared to net interest income of $.8 million for fiscal 2000. The increase was the result of increased levels of invested cash and marketable securities due to fewer store openings in fiscal 2001.

     Income tax expense was $2.2 million for fiscal 2001 compared to $8.4 million for fiscal 2000. The decrease in the Company's provision for federal and state taxes in 2001 is due to the decreased level of income before taxes slightly offset by an increase in the effective tax rate to 37% for fiscal 2001 from 35% in fiscal 2000.

     Net income decreased 76.0% to $3.7 million for fiscal 2001 compared to $15.6 million for fiscal 2000. Diluted net income per share decreased 75.8% to $.15 for fiscal 2001 compared to $.62 for fiscal 2000. Diluted weighted average shares outstanding were 24,663,000 and 25,039,000, for fiscal 2001 and 2000, respectively.

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

     Net interest income for fiscal 2000 was $.8 million compared to net interest income of $1.4 million for fiscal 1999. This decrease was the result of reduced levels of invested cash and marketable securities due to the Company's funding of fiscal 2000 expansion and the purchase of treasury stock under the Company's stock repurchase program.

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

     The table on the previous page sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 2001 and fiscal 2000. This quarterly information is unaudited but, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

     Liquidity and Capital Resources The Company finances the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow and cash on hand. Net cash provided by operations was $44.9 million, $12.1 million and $37.7 million respectively, for fiscal 2001, 2000 and 1999. At March 3, 2001, the Company had cash and cash equivalents of $45.4 million and an additional

  MANAGEMENT'S DISCUSSION AND FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                    (cont.)

$6.5 million in marketable securities. Cash equivalents are primarily invested in tax exempt instruments with maturities of one to twenty-eight days. Marketable securities represent securities that range in maturity from 90 days to three years and are primarily invested in tax exempt municipal obligations. Marketable securities are classified as available-for-sale and are available to support current operations.

     Merchandise inventories were $145.5 million at March 3, 2001 compared to $149.0 million at February 26, 2000. On a per square foot basis, merchandise inventories at March 3, 2001 decreased 8.8% compared to February 26, 2000. The company believes current inventory levels are appropriate based on the industry environment.

     The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $60 million, which expires on September 20, 2003. The Company periodically reviews its ongoing credit needs with its syndicate of commercial banks and currently expects to be able to renew or renegotiate the Facility prior to its expiration for an additional period beyond the current maturity date of September 20, 2003. The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus 1.5% (this rate is available on the first $5 million of borrowings), the bank's LIBOR Rate plus 1.0%, or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the leverage ratio (as defined). At March 3, 2001, there were no borrowings outstanding under the Facility.

     The Facility contains restrictive covenants which limit, among other things, mergers, and acquisitions, redemptions of common stock, and payment of dividends. In addition, the Company must maintain a minimum leverage ratio (as defined) and minimum consolidated tangible net worth (as defined). The Company is also subject to a liquidity test and an annual capital expenditure limitation. The Company was in compliance with all such covenants at March 3, 2001.

     Capital expenditures were $16.4 million and $26.3 million for fiscal 2001 and 2000, respectively. Expenditures in 2001 were primarily for the build-out of 34 stores that were opened during fiscal 2001, the remodeling of 13 existing stores and various corporate projects.

     Expenditures in 2000 were primarily for the build-out of 55 stores that were opened in fiscal 2000 (including 7 large format stores), the remodeling of 18 existing stores, and various corporate projects.

     The Company anticipates that total capital expenditures for fiscal 2002 will be approximately $15 million, primarily for the build-out of 25 new stores, the remodeling of 8-12 existing stores and various corporate projects. The Company estimates that its cash requirement to open a traditional format new store (averaging approximately 5,000 square feet) to be $500,000 (net of construction allowance). These requirements for a traditional store include approximately $325,000 for fixtures, equipment, and leasehold improvements and $275,000 ($175,000 net of payables) in new store inventory.

     During fiscal 2001, the Company contributed 165,000 shares of Class A Common Stock to the Company's retirement plan for its employees. The Company purchased the shares in fiscal 1999 at an aggregate cost of $1.5 million.

     During fiscal 2000, the Company contributed 50,000 shares of Finish Line Class A Common Stock to the Company's retirement plan for its employees. The Company had purchased the shares in fiscal 1999 at an aggregate cost of $.7 million.

     Effective September 2, 1998 the Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 1999, up to 2.6 million shares of the Company's Class A Common Stock outstanding. Effective December 28,1999, the Board of Directors extended the stock repurchase program through December 31, 2000 at which time it expired. Effective January 18, 2001 the Board of Directors approved a new stock repurchase program, through which the Company is authorized to purchase on the open market or in privately negotiated transactions through February 28, 2004, up to 2.5 million shares of the Company's Class A Common Stock outstanding. As of March 3, 2001, the Company holds 1,841,400 shares of its Class A Common Stock purchased on the open market at an average price of $7.89 per share for an aggregate purchase amount of $14.5 million. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

     Management believes that cash on hand, operating cash flow and borrowings under the Company's existing Facility will be sufficient to complete the Company's fiscal 2002 store expansion program and to satisfy the Company's other capital requirements through fiscal 2002.

     Market Risk The Company is exposed to changes in interest rates primarily from its investments in available-for-sale marketable securities. The Company does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates would adversely effect the net fair value of marketable securities by $88,000 at March 3, 2001.

     Effects of Inflation As the costs of inventory and other expenses of the Company have increased, the Company has generally been able to increase its selling prices. In periods of high inflation, increased build-out and other costs could adversely affect the Company's expansion plans.

CONSOLIDATED BALANCE SHEET

                                                         March 3,       February 26,
(in thousands)                                             2001             2000
------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                              $ 45,422           $ 13,061
  Marketable securities                                     6,513             11,420
  Accounts receivable                                       3,476              9,555
  Merchandise inventories                                 145,503            148,979
  Other                                                     7,233              2,229
------------------------------------------------------------------------------------
    Total current assets                                  208,147            185,244
====================================================================================


Property and Equipment
  Land                                                        315                315
  Building                                                 10,486             10,391
  Leasehold improvements                                   91,657             89,909
  Furniture, fixtures, and equipment                       41,515             40,737
  Construction in progress                                  2,849              2,087
------------------------------------------------------------------------------------
                                                          146,822            143,439
  Less accumulated depreciation                            52,348             41,820
------------------------------------------------------------------------------------
                                                           94,474            101,619


Other Assets
  Deferred income taxes                                     6,247              2,023
  Other                                                         -                209
------------------------------------------------------------------------------------
                                                            6,247              2,232
------------------------------------------------------------------------------------
    Total assets                                         $308,868           $289,095
====================================================================================

Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                       $ 53,450           $ 42,188
  Employee compensation                                     6,640              4,637
  Accrued property and sales tax                            3,914              4,097
  Deferred income taxes                                       906              3,839
  Other liabilities and accrued expenses                    9,597              5,585
------------------------------------------------------------------------------------
    Total current liabilities                              74,507             60,346
====================================================================================

Long-term deferred rent payments                            7,614              6,357

Stockholders' Equity
  Preferred stock, $.01 par value;
    1,000 shares authorized; none issued                        -                  -
  Common stock, $.01 par value
  Class A:
    Shares authorized--30,000
    Shares issued
      (2001--20,022; 2000--19,988)
    Shares outstanding
      (2001--18,181; 2000--18,203)                            200                200
  Class B:
    Shares authorized--12,000
    Shares issued and outstanding
      (2001--6,268; 2000--6,268)                               63                 63
  Additional paid-in capital                              122,748            122,269
  Retained earnings                                       118,257            114,512
  Accumulated other comprehensive income (loss)                12                (41)
  Treasury stock (2001--1,841; 2000--1,785)               (14,533)           (14,611)
------------------------------------------------------------------------------------
    Total stockholders' equity                            226,747            222,392
------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity           $308,868           $289,095
====================================================================================

See accompanying notes.

                                                CONSOLIDATED STATEMENT OF INCOME

                                                                                Year Ended
------------------------------------------------------------------------------------------------------------
                                                                 March 3,       February 26,    February 27,
(in thousands, except per share amounts)                           2001             2000            1999
------------------------------------------------------------------------------------------------------------
Net sales                                                         $663,906        $585,963         $522,623
Cost of sales (including occupancy expenses)                       491,527         423,505          373,170
------------------------------------------------------------------------------------------------------------
Gross profit                                                       172,379         162,458          149,453
Selling, general and administrative expenses                       156,820         139,273          117,507
Repositioning and asset impairment charges                          10,584               -                -
------------------------------------------------------------------------------------------------------------
Operating income                                                     4,975          23,185           31,946
Interest income--net                                                   970             826            1,421
------------------------------------------------------------------------------------------------------------
Income before income taxes                                           5,945          24,011           33,367
Income taxes                                                         2,200           8,404           12,680
------------------------------------------------------------------------------------------------------------
Net income                                                        $  3,745        $ 15,607         $ 20,687
------------------------------------------------------------------------------------------------------------
Basic earnings per share                                          $    .15        $    .63         $    .81
------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                        $    .15        $    .62         $    .80
------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                  Year Ended
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    March 3,      February 26,    February 27,
(in thousands)                                                                        2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                                        $   3,745        $  15,607        $  20,687
Adjustments to reconcile net income to net cash provided by operating activities:
  Repositioning and asset impairment charges                                         10,584               --               --
  Depreciation and amortization                                                      16,391           14,369           10,987
  Contribution of treasury stock to pension plan                                      1,758              682              981
  Loss on sale of available-for-sale marketable securities                               --               19               --
  Deferred income taxes                                                              (7,157)           5,292              772
  (Gain) loss on disposal of property and equipment                                     247              354               (1)
Changes in operating assets and liabilities:
  Accounts receivable                                                                 6,079           (2,604)          (2,283)
  Merchandise inventories                                                             3,476          (13,676)          (5,153)
  Other current assets                                                               (5,760)            (232)             747
  Other assets                                                                          209               39              (23)
  Accounts payable                                                                   11,262           (8,484)          11,882
  Employee compensation                                                               2,003             (388)            (129)
  Other liabilities and accrued expenses                                                779               89           (1,477)
  Deferred rent payments                                                              1,257            1,015              744
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            44,873           12,082           37,734

Investing activities
Purchases of property and equipment                                                 (16,413)         (26,274)         (41,398)
Proceeds from disposals of property and equipment                                       142              366              890
Purchases of short-term marketable securities                                            --               --           (1,971)
Proceeds from maturity of held-to-maturity short-term marketable securities           2,502            2,155            9,856
Proceeds from sale of available-for-sale marketable securities                        2,458            4,154               --
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (11,311)         (19,599)         (32,623)

Financing activities
Proceeds from short-term debt                                                        48,305           84,800           32,200
Principal payments on short-term debt                                               (48,305)         (84,800)         (32,200)
Proceeds and tax benefits from exercise of stock options                                192              317            2,331
Purchase of treasury stock                                                           (1,393)          (2,852)         (12,442)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                (1,201)          (2,535)         (10,111)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 32,361          (10,052)          (5,000)
Cash and cash equivalents at beginning of year                                       13,061           23,113           28,113
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $  45,422        $  13,061        $  23,113
=============================================================================================================================

See accompanying notes.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                                                   Number of Shares                           Amount
                                                           -----------------------------------       ----------------------
(in thousands)                                              Class A     Class B     Treasury         Class A      Class B
---------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                  18,130         7,842           40           $182         $78
===========================================================================================================================
Net income for 1999
---------------------------------------------------------------------------------------------------------------------------
Conversion of Class B
Common Stock to Class A Common Stock                             598          (598)                          6          (6)
---------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A
Common Stock options exercised                                   193                                         2
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                      (1,363)                     1,363
---------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock
to profit sharing plan                                            40                        (40)
---------------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999                                  17,598         7,244        1,363            190          72
===========================================================================================================================
Comprehensive income:
  Net income for 2000
---------------------------------------------------------------------------------------------------------------------------
  Other comprehensive loss -
  Net unrealized loss on available-for-sale
  securities, net of tax benefit of $22
===========================================================================================================================
Total comprehensive income
---------------------------------------------------------------------------------------------------------------------------
Conversion of Class B
Common Stock to Class A Common Stock                             976          (976)                          9          (9)
---------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A
Common Stock options exercised                                    51                                         1
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                        (472)                       472
---------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury
Stock to profit sharing plan                                      50                        (50)
---------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 2000                                  18,203         6,268        1,785            200          63
===========================================================================================================================
Comprehensive income:
  Net income for 2001
---------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income -
 Net unrealized gain on available-for-sale
 securities, net of tax expense of $30
===========================================================================================================================
Total comprehensive income
---------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A
Common Stock options exercised                                    34
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                        (221)                       221
---------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury
Stock to profit sharing plan                                     165                       (165)
---------------------------------------------------------------------------------------------------------------------------
Balance at March 3, 2001                                      18,181         6,268        1,841           $200         $63
===========================================================================================================================

                                                                                     Accumulated
                                                           Additional                   Other
                                                             Paid-In    Retained    Comprehensive     Treasury
(in thousands)                                               Capital    Earnings        Loss           Stock      Totals
---------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                                $119,181    $  78,218   $   --           $    (537)   $197,122
===========================================================================================================================
Net income for 1999                                                        20,687                                   20,687
---------------------------------------------------------------------------------------------------------------------------
Conversion of Class B
Common Stock to Class A Common Stock                                                                                    --
---------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A
Common Stock options exercised                                 2,329                                                 2,331
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                                               (12,442)    (12,442)
---------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock
to profit sharing plan                                           444                                       537         981
---------------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999                                 121,954       98,905       --             (12,442)    208,679
===========================================================================================================================
Comprehensive income:
  Net income for 2000                                                      15,607                                   15,607
---------------------------------------------------------------------------------------------------------------------------
  Other comprehensive loss -
  Net unrealized loss on available-for-sale
  securities, net of tax benefit of $22                                                (41)                            (41)
===========================================================================================================================
Total comprehensive income                                                 15,607      (41)                         15,566
---------------------------------------------------------------------------------------------------------------------------
Conversion of Class B
Common Stock to Class A Common Stock                                                                                    --
---------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A
Common Stock options exercised                                   316                                                   317
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                                                (2,852)     (2,852)
---------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury
Stock to profit sharing plan                                      (1)                                      683         682
---------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 2000                                 122,269      114,512      (41)            (14,611)    222,392
===========================================================================================================================
Comprehensive income:
  Net income for 2001                                                       3,745                                    3,745
---------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income -
  Net unrealized gain on available-for-sale
  securities, net of tax expense of $30                                                 53                              53
===========================================================================================================================
Total comprehensive income                                                  3,745       53                           3,798
---------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A
Common Stock options exercised                                   192                                                   192
---------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                                                                                (1,393)     (1,393)
---------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury
Stock to profit sharing plan                                     287                                     1,471       1,758
---------------------------------------------------------------------------------------------------------------------------
Balance at March 3, 2001                                    $122,748     $118,257   $   12            $(14,533)   $226,747
===========================================================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Significant Accounting Policies

    Basis of Presentation The consolidated financial statements include the accounts of The Finish Line, Inc. and its wholly-owned subsidiary Spike's Holding, Inc. (collectively the "Company"). Throughout these notes to the financial statements, the fiscal years ended March 3, 2001, February 26, 2000 and February 27, 1999 are referred to as 2001, 2000 and 1999, respectively.

    The Company uses a "Retail" calendar. The Company's fiscal year ends on the Saturday closest to the last day of February and included 53 weeks in 2001, and 52 weeks in 2000 and 1999.

    Nature of Operations   Finish Line is a specialty retailer of men's, women's
and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. The Company manages it business on the basis of one reportable segment. Finish Line stores average approximately 6,087 square feet in size and are primarily located in enclosed malls throughout most of the United States.

    In 2001, the Company purchased approximately 78% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 53%, 49% and 56% of merchandise purchases in 2001, 2000 and 1999, respectively.

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

    Revenue Recognition Revenues from retail sales are recognized at the time the customer receives the merchandise.

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

    Impairment of Long-Lived Assets The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of." The company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by comparing projected individual store discounted cash flows to the asset carrying values.

    Store Opening and Closing Costs Store opening costs and other non-capitalized expenditures incurred prior to opening new retail stores are expensed as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease obligation, less sublease rental income, is provided for when a decision to close the store is made.

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

    Advertising The Company expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 2001, 2000 and 1999 amounted to $10,203,000, $9,203,000, and $7,657,000, respectively.

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

    Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. The Company has no trading securities.

    At March 3, 2001 and February 26, 2000, the Company had not invested in, nor did it have, any derivative financial instruments.

    Reclassifications Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 2001 presentation.

2.  Marketable Securities

     In January 2000, the Company sold $2,155,000 of investments that were previously classified as held-to-maturity. The Company's decision was based on increased borrowing costs in comparison to the rate of return on the investments. At that time, the Company also transferred all remaining investments from held-to-maturity to available-for-sale.
The amortized cost transferred was $14,001,000 and the net unrealized loss on these investments at the date of transfer was $69,000. The following is a summary of available-for-sale marketable securities (in thousands):

                                           Gross       Gross      Estimated
                            Amortized   Unrealized   Unrealized      Fair
                              Cost         Gains       Losses        Value
------------------------------------------------------------------------------
March 3, 2001--
  municipal obligations      $ 6,493       $46         $(26)        $ 6,513
------------------------------------------------------------------------------
February 26, 2000--
  municipal obligations      $11,483       $10         $(73)        $11,420
------------------------------------------------------------------------------

    The amortized cost and estimated fair value of marketable securities at March 3, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                  Estimated
                                                     Amortized      Fair
                                                       Cost         Value
------------------------------------------------------------------------------
Due in one year or less                                 $2,045       $2,019
Due after one year through three years                   4,448        4,494
------------------------------------------------------------------------------
                                                        $6,493       $6,513
------------------------------------------------------------------------------

3. Debt Agreement

    The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $60,000,000, which expires on September 20, 2003. At March 3, 2001, there were no borrowings outstanding under the Facility.

    The Facility contains restrictive covenants which limit, among other things, mergers, and acquisitions, redemptions of common stock, and payment of dividends. In addition, the Company must maintain a minimum leverage ratio (as defined) and minimum consolidated tangible net worth (as defined). The Company is also subject to a liquidity test and an annual capital expenditure limitation. The Company was in compliance with all restrictive covenants of the debt agreement in effect at March 3, 2001.

    The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus 1.5% (this rate is available on the first $5,000,000 of borrowings), the bank's LIBOR Rate plus 1.0% or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the leverage ratio (as defined). Interest expense, which approximated interest paid, for 2001, 2000 and 1999 was $26,000, $185,000 and $57,000, respectively. The Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of .25%.

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

                                 2001          2000         1999
------------------------------------------------------------------
Base Rent                       $50,341       $44,211      $34,697
Deferred Rent                     1,257         1,014          744
Contingent Rent                   2,299         1,628        2,871
------------------------------------------------------------------
Rent Expense                    $53,897       $46,853      $38,312
------------------------------------------------------------------


    A schedule of future base rent payments by fiscal year for signed operating leases at March 3, 2001 with initial or remaining noncancelable terms of one year or more is as follows (in thousands):

2002                                                      $ 53,461
2003                                                        53,764
2004                                                        51,916
2005                                                        48,654
2006                                                        45,474
Thereafter                                                 145,304
------------------------------------------------------------------
                                                          $398,573
------------------------------------------------------------------

    This schedule of future base rent payments includes lease commitments for seven new stores and one remodel which were not open as of March 3, 2001.

5. Income Taxes

    The components of income taxes are as follows (in thousands):

                                2001         2000         1999
----------------------------------------------------------------
Currently payable:
  Federal                     $  8,342       $2,756     $10,028
  State                          1,015          356       1,880
----------------------------------------------------------------
                                 9,357        3,112      11,908
Deferred:
  Federal                       (6,411)       4,687         650
  State                           (777)         605         122
----------------------------------------------------------------
                                (7,157)       5,292         772
----------------------------------------------------------------
                              $  2,200       $8,404     $12,680
----------------------------------------------------------------

    Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                        March 3,    February 26,
                                          2001         2000
----------------------------------------------------------------
Deferred tax assets:
  Rent accrual                          $ 4,225        $  2,225
  Property and Equipment                  3,372              --
  Uniform capitalization                  1,132           1,111
  Vacation accrual                          579             476
  Pension accrual                            83             240
  Other                                     148             122
----------------------------------------------------------------
Total deferred tax assets                 9,539           4,174
----------------------------------------------------------------
Deferred tax liabilities:
  Inventory                              (4,198)         (5,707)
  Property and Equipment                     --            (283)
----------------------------------------------------------------
Total deferred tax liabilities           (4,198)         (5,990)
----------------------------------------------------------------
Net deferred tax asset (liability)      $ 5,341        $ (1,816)
----------------------------------------------------------------


    The effective income tax rate varies from the statutory federal income tax rate for 2001, 2000 and 1999 due to the following:

                                               2001        2000         1999
------------------------------------------------------------------------------
Tax at statutory federal income tax rate       35.0%       35.0%        35.0%
State income taxes, net of federal benefit      2.6%        2.6%         3.9%
Tax exempt interest                            (5.9)%      (4.3)%       (4.4)
Other                                           5.3%        1.7%         3.5%
------------------------------------------------------------------------------
                                               37.0%       35.0%        38.0%
------------------------------------------------------------------------------

    Payments of income taxes for 2001, 2000 and 1999 were $5,678,000, $4,751,000 and $13,672,000, respectively.

6. Retirement Plan

    The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's wages. During 2001 the Company amended and restated the plan to add a 401(k) feature whereby the Company matches 100 percent of employee contributions to the plan up to three percent of an employee's wages. The Company's total expense for the plan in 2001, 2000 and 1999 amounted to $1,036,000, $1,626,000 and $1,621,000, respectively.

7. Stock Options

    The Board of Directors has reserved 3,500,000 shares of Class A Common Stock for issuance upon exercise of options or other awards under the option plan. Stock options have been granted to directors, officers and other key employees. All options outstanding under the plans as of the end of fiscal 2001 are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

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

    Under the fair value method, the Company's net income and earnings per share would have been as follows:

                                    2001         2000         1999
-------------------------------------------------------------------
Net income (in thousands)
  As reported                       $3,745      $15,607     $20,687
  Pro forma                          2,190       14,154      19,165
-------------------------------------------------------------------
Diluted earnings per share
  As reported                       $  .15      $   .62     $   .80
  Pro forma                            .09          .58         .75
-------------------------------------------------------------------

    The estimated weighted-average fair value of the individual options granted during 2001, 2000 and 1999 was $6.35, $4.20 and $7.59, respectively, on the date of grant. The fair values for all years were determined using a Black-Scholes option-pricing model with the following assumptions:

                                    2001         2000         1999
-------------------------------------------------------------------
Dividend yield                       0%            0%          0%
-------------------------------------------------------------------
Volatility                        78.0%         77.9%       81.6%
-------------------------------------------------------------------
Risk-free interest rate           6.20%         6.58%       5.70%
-------------------------------------------------------------------
Expected life                     7 years       7 years     7 years
-------------------------------------------------------------------

    A reconciliation of the Company's stock option activity and related information is as follows:

                           Number                  Weighted-Average
                          of Options                 Exercise Price
-------------------------------------------------------------------
February 28, 1998         1,410,027                       $ 10.33
  Granted                   406,000                          9.96
  Exercised                (192,791)                         4.67
  Canceled                  (35,920)                        14.88
-------------------------------------------------------------------
February 27, 1999         1,587,316                         10.81
  Granted                   439,300                          5.52
  Exercised                 (50,751)                         3.92
  Canceled                 (166,825)                        12.73
-------------------------------------------------------------------
February 26, 2000         1,809,040                          9.55
  Granted                    12,000                          8.38
  Exercised                 (34,200)                         4.24
  Canceled                  (76,105)                        10.64
-------------------------------------------------------------------
March 3, 2001             1,710,735                       $  9.59
-------------------------------------------------------------------

    The following table summarizes information concerning outstanding and exercisable options at March 3, 2001:


                        Weighted-
                         Average      Weighted-                   Weighted-
 Range of               Remaining      Average                     Average
 Exercise    Number     Contractual    Exercise       Number       Exercise
  Prices   Outstanding     Life          Price       Exercisable    Price
------------------------------------------------------------------------------
  $ 3-$ 5    385,500        4.2         $ 3.97         385,500          $ 3.97
  $ 5-$10    766,840        8.0         $ 7.09         193,810          $ 7.78
  $10-$15    328,965        6.9         $13.70         217,855          $13.64
  $15-$25    229,430        6.1         $21.54         153,210          $21.59
------------------------------------------------------------------------------

    Options exercisable were 950,375, 721,192 and 425,128 at fiscal year end 2001, 2000 and 1999, respectively.

8. Earnings Per Share

    The following is a reconciliation of the numerators and denominators used in computing earnings per share (in thousands, except per share amounts).

                                            2001        2000         1999
------------------------------------------------------------------------------
Income available to common stockholders     $ 3,745    $15,607      $20,687
------------------------------------------------------------------------------
Basic earnings per share:
Weighted-average number of
  common shares outstanding                  24,458     24,848       25,541
Basic earnings per share                    $   .15    $   .63      $   .81
------------------------------------------------------------------------------
Diluted earnings per share:
Weighted-average number of
  common shares outstanding                  24,458     24,848       25,541
Stock options                                   205        191          292
------------------------------------------------------------------------------
Diluted weighted-average number of common
  shares outstanding                         24,663     25,039       25,833
------------------------------------------------------------------------------
Diluted earnings per share                  $   .15    $   .62      $   .80
------------------------------------------------------------------------------

9. Common Stock

    At March 3, 2001, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility and transferability.
    Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Com pany's Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Class A and Class B Common Stock do not have cumulative voting rights.
    While shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B Stockholders.
    Shares of Class B Common Stock may not be transferred to third parities (except for transfer to certain family members of the holders and in other limited circumstances). All of the shares of Class B Common Stock are held by the founding stockholders and their family members.
    Effective September 2, 1998, the Company's Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 1999, up to 2,600,000 shares of Class A Common Stock outstanding. Effective December 28, 1999, the Company's Board of Directors extended the stock repurchase program through December 31, 2000, at which time it expired. Effective January 18, 2001, the Board of Directors approved a new stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions through February 28, 2004, up to 2,500,000 shares of the Company's Class A Common Stock outstanding. As of March 3, 2001, the Company holds as treasury shares 1,841,400 shares of its Class A Common Stock at an average price of $7.89 per share for an aggregate purchase amount of $14,533,000. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

10. Repositioning and Asset Impairment Charges

    In the 4th quarter of 2001, the Company approved a repositioning plan (the "Plan"). As part of that Plan, the Company recorded pre-tax non-recurring repositioning and asset impairment charges totaling $19,809,000 in connection with additional inventory markdowns, lease costs and asset impairment charges for 17 planned store closings, and asset impairment charges for 14 identified under-performing stores.
   The most significant component of the Plan included a more aggressive approach to reducing aged inventory by reconfiguring merchandise assortments to place greater emphasis on better performing fresher merchandise. The additional markdown reserve, which totaled $9,225,000, has been recorded as a component of cost of sales.
   In connection with the store closings, the Company established a reserve for future lease payments after store closures of $3,806,000, all of which is included in accrued expenses at March 3, 2001. Costs will be charged against this reserve as incurred and the reserve will be reviewed periodically to determine its adequacy.
   The Company recorded an asset impairment charge, pursuant to the requirements of SFAS No. 121 of $3,140,000 related to the planned store closings. The fixed assets written off could not readily be used at other store locations nor was there a ready market outside the Company to determine fair value. The assets, consisting principally of fixtures and leasehold improvements, are expected to be discarded at the time of store closing. Accordingly, the asset impairment charge recorded represents the carrying value of the assets at the time of approval of the repositioning plan and depreciation of these assets was discontinued at that time. Operating results for the individual stores will be included in operations through the closing dates of the respective stores.
   The Company also reviewed its under-performing stores for asset impairment charges. The asset impairment test was applied to all stores with negative contribution and cash flows. An asset impairment charge of $3,638,000 was calculated as the difference between the carrying amount of the assets and each store's estimated future discounted cash flows.

                                                  REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of The Finish Line, Inc.

    We have audited the accompanying consolidated balance sheets of The Finish Line, Inc. as of March 3, 2001 and February 26, 2000, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended March 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Finish Line, Inc. at March 3, 2001 and February 26, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 3, 2001, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernest & Young LLP


Fort Wayne, Indiana
March 27, 2001

MARKET PRICE OF COMMON STOCK


Quarter Ended                          Fiscal 2001              Fiscal 2000
--------------------------------------------------------------------------------
                                    High         Low        High          Low
--------------------------------------------------------------------------------
May                                $11.63        $5.50     $15.88       $11.13
August                               9.13         5.63      12.50         8.00
November                             9.00         6.50       9.38         5.56
February                             8.88         4.75       7.00         4.44
--------------------------------------------------------------------------------


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

SENIOR OFFICERS AND DIRECTORS



Name                                          Age   Position                                               Officer or Director Since
------------------------------------------------------------------------------------------------------------------------------------

Alan H. Cohen                                 54    Chairman of the Board of Directors
                                                    President and Chief Executive Officer                                   1976
------------------------------------------------------------------------------------------------------------------------------------
David I. Klapper/(3)/                         52    Senior Executive Vice President, Director                               1976
------------------------------------------------------------------------------------------------------------------------------------
Larry J. Sablosky                             52    Senior Executive Vice President, Director                               1982
------------------------------------------------------------------------------------------------------------------------------------
Steven J. Schneider                           45    Executive Vice President--COO, CFO and Asst. Secretary                  1989
------------------------------------------------------------------------------------------------------------------------------------
Gary D. Cohen                                 48    Executive Vice President--General Counsel and Secretary                 1997
------------------------------------------------------------------------------------------------------------------------------------
Joseph W. Wood                                53    Executive Vice President--Merchandising and Marketing                   1995
------------------------------------------------------------------------------------------------------------------------------------
Donald E. Courtney                            46    Executive Vice President--CIO and Distribution                          1989
------------------------------------------------------------------------------------------------------------------------------------
George S. Sanders                             43    Executive Vice President--Real Estate and Store Development             1994
------------------------------------------------------------------------------------------------------------------------------------
Michael L. Marchetti                          50    Executive Vice President--Store Operations                              1995
------------------------------------------------------------------------------------------------------------------------------------
Kevin S. Wampler                              38    Senior Vice President--Chief Accounting Officer and Asst. Secretary     1997
------------------------------------------------------------------------------------------------------------------------------------
Robert A. Edwards                             38    Senior Vice President--Distribution                                     1997
------------------------------------------------------------------------------------------------------------------------------------
Thomas R. Sicari                              47    Senior Vice President--Footwear, Planning and Allocation                1997
------------------------------------------------------------------------------------------------------------------------------------
Kevin G. Flynn                                37    Senior Vice President--Marketing                                        1997
------------------------------------------------------------------------------------------------------------------------------------
James B. Davis                                38    Senior Vice President--Real Estate                                      1997
------------------------------------------------------------------------------------------------------------------------------------
Joseph L. Gravitt                             41    Senior Vice President--Store Personnel                                  1998
------------------------------------------------------------------------------------------------------------------------------------
Roger C. Underwood                            31    Senior Vice President--Information Systems                              2000
------------------------------------------------------------------------------------------------------------------------------------
Jonathan K. Layne/(1)(2)(3)(4)/               47    Director                                                                1992
------------------------------------------------------------------------------------------------------------------------------------
Jeffrey H. Smulyan/(1)(2)(5)/                 53    Director                                                                1992
------------------------------------------------------------------------------------------------------------------------------------
Stephen Goldsmith/(1)(6)/                     54    Director                                                                1999
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

                                                         SHAREHOLDER INFORMATION


Transfer Agent and Registrar:
American Stock Transfer & Trust Co.
Shareholder Services
40 Wall Street
New York, NY 10005

Stock Market Information:

The Company's Class A Common Stock is traded on the NASDAQ National Market under the symbol FINL. As of April 11, 2001, the approximate number of holders of record of Class A Common Stock was 304. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date. On April 11, 2001, the closing price for the Company's Class A Common Stock, as reported by NASDAQ was $7.04.

Financial Reports:

A copy of Form 10-K, the Company's annual report to the Securities and Exchange Commission, for the current period can be obtained without charge by writing to:

   The Finish Line, Inc.
   Attn: Chief Financial Officer
   3308 N. Mitthoeffer Road
   Indianapolis, IN 46235
   Internet Address: www.finishline.com

Certain statements contained in this Annual Report regard matters that are not historical facts and are forward looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended). Because such forward looking statements contain risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward looking statements. Factors that could actual results to differ materially include, but are not limited to: changing consumer preferences; the Company's inability to successfully market its footwear, apparel, accessories and other merchandise; price, product and other competition from other retailers (including internet and direct manufacturer sales); the unavailability of products; the Company's ability to successfully execute and benefit from its repositioning plan; the inability to locate and obtain favorable lease term's for the Company's stores; the loss of key employees, general economic conditions and adverse factors impacting the retail athletic industry; management growth, and the other risks detailed in the Company's Securities and Exchange Commission filings. The Company under takes no obligation to release publicly the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

[LOGO]
3308 North Mitthoeffer Road
Indianapolis, Indiana 46235

317-899-1022
www.finishline.com

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------