Form 10-K, Exhibit 13
period 2002-03-02
FINISH LINE INC /DE/
filed 2002-05-16
CIK 886137

[LOGO]

                                                                SPORT.LIFE.STYLE

                     FINL>> 2002 FINISH LINE ANNUAL REPORT

      OUR MISSION

      FINISH LINE WILL PROVIDE THE BEST SELECTION OF SPORT
      INSPIRED FOOTWEAR, APPAREL AND ACCESSORIES TO FIT
 02   THE FAST CULTURE OF ACTION ADDICTED INDIVIDUALS

449 STORES NATIONWIDE                                                   [MAP]

Finish Line, Inc. is a leading athletic retailer specializing in brand name footwear, apparel, and accessories. Finish Line began operations in 1976 in Indianapolis, Indiana, and at fiscal year-end 2002 served customers in 43 states through 449 stores and online. In every single
Finish Line you'll find an outstanding selection of product built for Sport.Life.Style.

ALABAMA                 Brandon               Forsyth               Manhattan                   Detroit
Birmingham              Clearwater            Gurnee                Olathe                      Flint
Dothan                  Crystal River         Joliet                Overland Park               Fort Gratiot
Montgomery              Daytona Beach         Lincolnwood           Salina                      Grandville
ARIZONA                 Ft. Myers             Lombard               Topeka                      Harper Woods
Chandler                Jacksonville          Marion                Wichita                     Holland
Mesa                    Lakeland              Matteson              KENTUCKY                    Lansing
Phoenix                 Naples                Moline                Ashland                     Midland
Scottsdale              Ocoee                 Niles                 Bowling Green               Monroe
Sierra Vista            Orange Park           North Riverside       Florence                    Muskegon
Tucson                  Orlando               Orland Park           Lexington                   Portage
ARKANSAS                Panama City           Peoria                Louisville                  Saginaw
Fayetteville            Pensacola             Peru                  Paducah                     Taylor
Fort Smith              Port Richey           Rockford              LOUISIANA                   Traverse City
Little Rock             Sanford               Schaumburg            Alexandria                  Waterford
N. Little Rock          St. Petersburg        Skokie                Bossier City                MISSISSIPPI
CALIFORNIA              Tallahassee           Springfield           Lake Charles                Ridgeland
Cerritos                Tampa                 Sterling              Monroe                      Tupelo
Culver City             GEORGIA               Vernon Hills          MAINE                       MISSOURI
Fairfield               Alpharetta            West Dundee           Bangor                      Cape Girardeau
Los Angeles             Athens                INDIANA               MARYLAND                    Chesterfield
Mission Viejo           Atlanta               Anderson              Baltimore                   Florissant
Montclair               Augusta               Bloomington           Bethesda                    Independence
Montebello              Buford                Carmel                Columbia                    Joplin
National City           Decatur               Elkhart               Cumberland                  Kansas City
Northridge              Douglasville          Evansville            Forestville                 Springfield
Roseville               Duluth                Fort Wayne            Frederick                   St. Ann
Salinas                 Kennesaw              Greenwood             Glen Burnie                 St. Louis
San Diego               Lithonia              Indianapolis          Hagerstown                  St. Peters
Stockton                Macon                 Kokomo                Laurel                      NEBRASKA
West Covina             Morrow                Lafayette             Owings Mills                Lincoln
Westminster             Savannah              Marion                Salisbury                   Omaha
COLORADO                Union City            Merrillville          Towson                      NEVADA
Boulder                 IDAHO                 Michigan City         Waldorf                     Las Vegas
Broomfield              Boise                 Mishawaka             MASSACHUSETTS               NEW HAMPSHIRE
Colorado Springs        ILLINOIS              Muncie                Brockton                    Concord
Denver                  Alton                 Richmond              Hanover                     Manchester
Fort Collins            Aurora                South Bend            Holyoke                     Newington
Greeley                 Bloomingdale          Terre Haute           Leominster                  Salem
Littleton               Bloomington           IOWA                  North Attleboro             NEW JERSEY
CONNECTICUT             Bourbonnais           Cedar Rapids          Saugus                      Deptford
Meriden                 Calumet City          Coralville            Taunton                     Eatontown
Trumbull                Carbondale            Davenport             MICHIGAN                    Freehold
Waterbury               Champaign             Des Moines            Adrian                      Jersey City
Waterford               Chicago               Dubuque               Auburn Hills                Lawrenceville
DELAWARE                Chicago Ridge         Sioux City            Battle Creek                Paramus
Wilmington              Danville              West Des Moines       Bay City                    Phillipsburg
FLORIDA                 Evergreen Park        KANSAS                Benton Harbor               Rockaway
Altamonte Springs       Fairview Heights      Hutchinson            Burton                      Vineland
Voorhees                Cincinnati            Pennsdale             Sherman
NEW MEXICO              Cleveland             Philadelphia          Sugar Land
Albuquerque             Columbus              Pittsburgh            The Woodlands
NEW YORK                Dayton                Plymouth Meeting      Tyler
Albany                  Dublin                Scranton              Waco
Bay Shore               Elyria                Uniontown             Wichita Falls
Blasdell                Findlay               Washington            VERMONT
Buffalo                 Franklin              West Mifflin          Burlington
Clay                    Heath                 York                  VIRGINIA
DeWitt                  Lancaster             SOUTH CAROLINA        Alexandria
Horseheads              Lima                  Charleston            Chesapeake
Ithaca                  Mansfield             Columbia              Christiansburg
Lakewood                Marion                Greenville            Colonial Heights
Massapequa              Mentor                N. Charleston         Danville
Middletown              N. Olmsted            SOUTH DAKOTA          Dulles
Nanuet                  New Philadelphia      Sioux Falls           Fredericksburg
Niagara Falls           Niles                 TENNESSEE             Glen Allen
Poughkeepsie            Parma                 Antioch               Harrisonburg
Rochester               Piqua                 Chattanooga           Lynchburg
Saratoga Springs        Reynoldsburg          Clarksville           Newport News
Schenectady             Richmond Heights      Franklin              Norfolk
Staten Island           Sandusky              Goodlettsville        Richmond
Syracuse                Springfield           Johnson City          Roanoke
Victor                  St. Clairsville       Memphis               Springfield
Williamsville           Toledo                Nashville             Virginia Beach
NORTH CAROLINA          OKLAHOMA              TEXAS                 Winchester
Asheville               Midwest City          Abilene               WASHINGTON
Burlington              Norman                Amarillo              Bellingham
Cary                    Oklahoma City         Arlington             Seattle
Charlotte               Tulsa                 Austin                Spokane
Concord                 OREGON                Beaumont              Tacoma
Durham                  Portland              Cedar Park            WEST VIRGINIA
Gastonia                PENNSYLVANIA          Dallas/Fort Worth     Barboursville
Greensboro              Altoona               El Paso               Bridgeport
Hickory                 Bensalem              Frisco                Charleston
High Point              Bloomsburg            Houston               Martinsburg
Pineville               Butler                Humble                Morgantown
Raleigh                 Camp Hill             Hurst                 WISCONSIN
Rocky Mount             Chambersburg          Irving                Brookfield
Wilmington              Erie                  Katy                  Green Bay
Winston-Salem           Exton                 Killeen               Greendale
NORTH DAKOTA            Greensburg            Laredo                Janesville
Bismarck                Hanover               Longview              Madison
Grand Forks             Indiana               Mesquite              Milwaukee
OHIO                    Johnstown             Midland               Racine
Akron                   Lancaster             Plano                 Wauwatosa
Ashtabula               Media                 Richardson
Beaver Creek            Monaca                San Angelo
Canton                  North Wales           San Antonio

2002 FINANCIAL HIGHLIGHTS                                                 [LOGO]



                                                                 Fiscal         Fiscal          Fiscal
(Dollars in thousands, except per share data)                     2002           2001            2000
----------------------------------------------------------------------------------------------------------
Net sales                                                     $   701,426    $   663,906     $   585,963
Operating income                                                   27,215          4,975          23,185
Operating income as a % of net sales                                  3.9%           0.8%            4.0%
Net income                                                         18,448          3,745          15,607
Net income as a % of net sales                                        2.6%           0.6%            2.7%
Diluted earnings per share                                    $       .75    $       .15     $       .62
Number of stores open at end of period                                449            436             409
Total retail square footage at end of period                    2,694,380      2,653,886       2,478,930
Average store size                                                  6,001          6,087           6,061
Total assets                                                  $   328,347    $   308,868     $   289,095
Cash and marketable securities                                     77,853         51,935          24,481
Total debt                                                             --             --              --
Total stockholders' equity                                        243,954        226,747         222,392
----------------------------------------------------------------------------------------------------------

The Company's fiscal year ends on the Saturday nearest the end of February. As used in this Report, "fiscal 1998," "fiscal 1999," "fiscal 2000," "fiscal 2001" and "fiscal 2002" refer to the Company's fiscal years ended February 28, 1998; February 27, 1999; February 26, 2000; March 3, 2001 and March 2, 2002 respectively. "Fiscal 2003" and "fiscal 2004" refer to the Company's fiscal years ended March 1, 2003 and February 28, 2004, respectively.

[GRAPH]

                                                                          WE ARE

  [PHOTOS OF FASHION MODELS PRESENTING PRODUCT AND STORE PICTURES APPEAR HERE]


SPORT.LIFE.STYLE

           [PHOTOS OF FASHION MODELS PRESENTING PRODUCT APPEARS HERE]

           [PHOTOS OF FASHION MODELS PRESENTING PRODUCT APPEARS HERE]

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

              It's in our blood. Action. Performance. The game.
It's where we live. At Finish Line, sport is the foundation for
  everything we do. It's reflected in our products. It's echoed      [LOGO]
      in our stores. It's defined by our brands and our people.
    No matter how the game may change, we will be a part of it.

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

           [PHOTOS OF FASHION MODELS PRESENTING PRODUCT APPEARS HERE]


HERITAGE

PERFORMANCE

AUTHENTICITY

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

At Finish Line, it's about more than what happens between buzzers.
    It's what happens between sunrise and sunset. It's being there
 for a customer who is addicted to action. A customer who is fast,   [LOGO]
     online, mobile, digital, energetic, and athletic. Someone who isn't waiting to be defined, but searches for definition.

            [PHOTO OF FASHION MODELS PRESENTING PRODUCT APPEARS HERE]

           [PHOTOS OF FASHION MODELS PRESENTING PRODUCTS APPEAR HERE]

                                                                 REAL

                                                                 ACTION ADDICTED

                                                                 FAST CULTURE

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

          Our customer gets it. What's cool, what's not. They know
   what's real, and where to get it. Nobody brings it all together
the way we can. It's about having the right stuff, having the best    [LOGO]
     selection. It's color and cut, performance and point-of-view.
           It's about self-expression, and being true to yourself.

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

            [PHOTO OF FASHION MODEL PRESENTING PRODUCT APPEARS HERE]

           [PHOTOS OF FASHION MODELS PRESENTING PRODUCT APPEARS HERE]


FASHIONABLE

FUSION OF INFLUENCE

INDIVIDUAL

                 [PHOTO OF FINISH LINE STORE FRONT APPEARS HERE]

Best selection goes far beyond the product on the wall. It's illustrated in a thorough understanding of our customer and reflected in the brands, styles, and colors we stock. We have to carry what they're looking for.

[LOGO]

Our buyers and merchandisers are out in front of the trends, creating a story that's unique to Finish Line. Product our customers are hungry for. Grounded in Sport. True to Life. Always in Style.

            [PHOTO OF FINISH LINE STORE MEN'S SHOE WALL APPEARS HERE]

           [PHOTO OF FINISH LINE STORE WOMEN'S SHOE WALL APPEARS HERE]

       [PHOTOS OF FINISH LINE STORE PRESENTATIONS OF FOOTWEAR AND APPAREL]

RIGHT STYLES

MORE CHOICES

PERFECT FIT

         [PHOTOS OF FINISH LINE STORE FRONTS AND STORE PRODUCT DISPLAYS]

2002 FINANCIALS

    Letter to the Stockholders                                      22

    Selected Financial Data                                         24

    Management's Discussion and Analysis of
    Financial Condition and Results of Operations                   25

    Consolidated Balance Sheets                                     32

    Consolidated Statements of Income                               33

    Consolidated Statements of Cash Flow                            34

    Consolidated Statements of
    Changes in Stockholders' Equity                                 35

    Notes to Consolidated Financial Statements                      36

    Report of Independent Auditors                                  43

    Market Price of Common Stock                                    43

    Senior Officers and Directors                                   44

    Stockholder Information                                         45

LETTER TO THE STOCKHOLDERS

[GRAPHIC]

As I look back at Fiscal 2002, it is clear to me that this was a pivotal year for Finish Line. We began the year with a plan to make changes that would position our Company for success in both the short and long term. As part of our repositioning plan, our goals were to reduce the amount of aged inventory, close under-performing stores, continue our footwear sales momentum, and make dramatic changes in our apparel program. I am happy to report that we accomplished these goals and are well positioned for future growth.

Financial Highlights of FY2002. The financial results of our repositioning plan were apparent in Fiscal 2002. For this year net sales were $701,426,000, an increase of 6% over last year. Comparable store net sales increased 4% (52 weeks vs. 52 weeks) versus a 1% comp gain last year.

   During the year we maintained our sales momentum in footwear with a 7% increase in comparable sales and with strong growth in all three sectors of our business: men's, women's, and kids'. Additionally, for the first time in 15 quarters, our apparel/accessory business reported a positive comparable sales gain in the fourth quarter.

   Net income for Fiscal 2002 was $18.4 million, or $.75 per diluted share, compared to net income of $3.7 million, or $.15 per diluted share, for Fiscal 2001. On a comparable basis (after excluding repositioning and last year's extra week) net income increased 23% over last year.

Keys to Success in FY2002. There were several factors that helped us achieve improved performance this past year. One was our persistent marketing focus on new products and key categories in our stores rather than leading with "price or sale" as our primary marketing message. Our core consumers responded positively to this positioning, allowing us to differentiate ourselves from our competition and to sell more new product at higher margins.

   Additionally, our decision in Fiscal 2002 to reduce aged inventory had a dramatic effect on our performance and should continue to do so in years to come. During the year we reduced our aged inventory (product over one year old) from approximately 13% of our total inventory to the low single digits. By cleaning up our aged product, we have been able to increase sales with less inventory while increasing our product turns.

   Another key to our success this past fiscal year was closing 13 under-performing stores, which has helped increase our profitability.

Positioned for Growth. During the year we made changes to strengthen our merchandise team, especially in the apparel category, to better position us for future growth. These changes included promotions from within as well as important new hires who have substantial apparel retailing backgrounds. These personnel changes were made without interrupting the positive momentum that has characterized our footwear business over the last few years.

   One of the first steps taken by the new team was a renewed focus on our primary customer by defining a more specific product and marketing edit point. This edit point is directed at a young, college-aged consumer who is "action addicted." It is an aspirational target that younger kids emulate, and that our older, active consumers strive to maintain. We feel these action addicted teens are more multicultural than past generations, are connected online, fear boredom, and are always on the move. They are redefining sport and fashion for their generation.

   This focus became the foundation for creating our new private brand apparel line Finish Line Blue Label which launched in March 2002. It has also provided our buyers and vendors with a clearer vision of product that is relevant to our core consumer. This new leadership and vision have already produced improved results that we expect to continue in Fiscal 2003 and beyond.

Redefined Mission. Better understanding our core customer and current market trends, we rethought our Mission Statement taking into account this new aspirational target. We have decided to launch a new branding effort in Fiscal 2003 to communicate our new positioning to consumers and employees.

Our mission is to provide the best selection of sport inspired footwear, apparel and accessories to fit the fast culture of action addicted individuals.

   We are confident this mission more clearly defines Finish Line and where we are headed. Our market research tells us that an important point-of-difference with our competitors is our greater product selection -- and we expect to enhance this in the future with even stronger and more compelling product and visual merchandising. "Best" selection does not necessarily mean the "most," but it does mean having the "right" selection in the right stores. Sport inspired product is also important to Finish Line. This is our heritage, and every product we carry should be grounded in athletics.

   Apparel and accessories are an integral part of this mission as well. We know we have to increase our store productivity, and to achieve this we have to be more than just a great athletic footwear store. No other athletic specialty retailer in the mall can cross-merchandise all three categories (footwear, apparel, and accessories) under one roof like Finish Line.

     Finally, we recognize that action addicted consumers create a very fast culture with fashion trends that can emerge overnight from any city in the country. We believe we have the flexibility and vision to remain ahead of these trends and to continue our sales momentum in the future.

Opportunities for FY2003. Finish Line is poised for growth in Fiscal 2003. We have strengthened our merchandising team, we have reduced the average age of our inventory, and we have taken our proprietary brand Finish Line Blue Label to market.

   All these changes have further strengthened our successful relationships with key vendors. They appreciate our marketing approach to their products and brands and now better understand Finish Line's consumer and new edit point. This will be beneficial as we continue to develop exclusive product offerings with these partners and further distinguish ourselves from our competition.

   As we enter into the new fiscal year, we are well positioned in the mall to gain market share in the women's and kids' categories. Our stores and shopping environment are appealing to women and kids, as well as men, and we intend to increase our focus on the women's and kids' businesses with enhanced and improved product offerings.

   Throughout Fiscal 2003 we intend to fortify our new positioning and mission in the marketplace. Through an enhanced brand marketing campaign we have developed a consistent, relevant message that speaks to the action addicted consumer at all points of contact, including in-store, online, and in our advertising.

   Fiscal 2002 was a successful transition year for Finish Line. I am confident that with the continued dedication and hard work of all Finish Line associates combined with our new consumer focus and merchandising strategies we will maintain this positive momentum into next year.

Sincerely,


/s/ Alan H. Cohen

Alan H. Cohen

President and CEO, Finish Line, Inc.

SELECTED FINANCIAL DATA

                                                 Year Ended:  March 2,     March 3,     February 26,    February 27,   February 28,
(In thousands, except per share and store operating data)      2002          2001           2000            1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                                  $  701,426     $  663,906     $  585,963      $  522,623     $  438,911
Cost of sales (including occupancy expenses)                  508,533        491,527        423,505         373,170        303,809
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                  192,893        172,379        162,458         149,453        135,102
Selling, general and administrative expenses                  167,681        156,820        139,273         117,507         94,303
Repositioning and asset impairment charges (reversals)         (2,003)        10,584             --              --             --
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                               27,215          4,975         23,185          31,946         40,799
Interest income-- net                                           1,610            970            826           1,421          2,495
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                     28,825          5,945         24,011          33,367         43,294
Income taxes                                                   10,377          2,200          8,404          12,680         16,560
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                 $   18,448     $    3,745     $   15,607      $   20,687     $   26,734
===================================================================================================================================
Earnings Per Share Data:
Basic earnings per share                                   $      .76     $      .15     $      .63      $      .81     $     1.03
-----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                 $      .75     $      .15     $      .62      $      .80     $     1.02
===================================================================================================================================
Share Data(1):
Weighted-average shares                                        24,312         24,458         24,848          25,541         25,963
-----------------------------------------------------------------------------------------------------------------------------------
Diluted weighted-average shares                                24,683         24,663         25,039          25,833         26,317
===================================================================================================================================
Selected Store Operating Data:
Number of stores:
   Opened during period                                            27             34             55              59             53
   Closed during period                                            14              7              4               3              2
   Open at end of period                                          449            436            409             358            302
Total square feet (2)                                       2,694,380      2,653,886      2,478,930       2,095,264      1,586,520
Average square feet per store (2)                               6,001          6,087          6,061           5,853          5,253
Net sales per square foot for comparable stores (3)        $      262     $      256     $      272      $      310     $      345
Increase (decrease) in comparable store net sales (4)             4.5%           1.3%          (2.6)%          (1.7)%          5.6%
===================================================================================================================================
Balance Sheet Data:
Working capital                                            $  153,846     $ 133,640      $  124,898      $  106,661     $  120,822
Total assets                                                  328,347       308,868         289,095         278,555        255,978
Total debt                                                         --            --              --              --             --
Stockholders' equity                                          243,954       226,747         222,392         208,679        197,122
-----------------------------------------------------------------------------------------------------------------------------------

(1) Consists of weighted-average common and common equivalent shares outstanding for the period.
(2) Computed as of the end of each fiscal period.
(3) Calculated excluding sales for the 53rd week of fiscal 2001.
(4) Calculated using those stores that were open for the full current fiscal period and were also open for the full prior fiscal period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Year Ended:                          March 2,   March 3,   February 26,
                                            2002       2001        2000
----------------------------------------------------------------------------
Income Statement Data:
Net sales                                  100.0%      100.0%      100.0%
Cost of sales (including
   occupancy expenses)                      72.5        74.0        72.3
---------------------------------------------------------------------------
Gross profit                                27.5        26.0        27.7
Selling, general and
   administrative expenses                  23.9        23.6        23.7
Repositioning and asset
   impairment charges (reversals)           (0.3)        1.6          --
---------------------------------------------------------------------------
Operating income                             3.9         0.8         4.0
Interest income-net                          0.2         0.1         0.1
---------------------------------------------------------------------------
Income before income taxes                   4.1         0.9         4.1
Income taxes                                 1.5         0.3         1.4
---------------------------------------------------------------------------
Net income                                   2.6%        0.6%        2.7%
===========================================================================

General. The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

   The table above sets forth operating data of the Company as a percentage of net sales for the periods indicated.

Critical Accounting Policies. Management's discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates these estimates, including those related to the valuation of inventory, the potential impairment of long-lived assets and the valuation of repositioning reserve. The Company bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

   Management believes the following critical accounting policies affect its more significant judgements and estimates used in preparation of its consolidated financial statements.

Valuation of Inventory. Merchandise inventories are valued at the lower of cost or market using a weighted-average cost method, which approximates the first-in, first-out method. The Company's valuation of inventory includes a markdown reserve for merchandise that will be sold below cost. The markdown reserves value is based upon historical information and assumptions about future demand and market conditions. It is possible that changes to the markdown reserve could be required in future periods due to changes in market conditions.

Impairment of Long-Lived Assets. The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which generally requires the Company to assess these assets for recoverability whenever events or changes in circumstance indicate that the carrying amounts of long-lived tangible assets may not be recoverable. The Company considers historical performances and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated non-discounted future cash

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

                               Quarter Ended:          June 2,           September 1,         December 1,            March 2,
(Dollars in thousands, except per share data)           2001                 2001                2001                  2002
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $ 160,825   100.0%   $ 196,776   100.0%   $ 142,266  100.0%    $ 201,559   100.0%
Cost of sales (including occupancy expenses)       120,370    74.9      137,922    70.1      107,297   75.4       142,944    70.9
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                        40,455    25.1       58,854    29.9       34,969   24.6        58,615    29.1
Selling, general and administrative expenses        39,796    24.7       43,494    22.1       38,748   27.3        45,643    22.7
Repositioning and asset impairment
   charges (reversals) - net                          (660)    (.4)          --      --         (549)   (.4)         (794)    (.4)
Operating income (loss)                              1,319      .8       15,360     7.8       (3,230)  (2.3)       13,766    (6.8)
Interest income - net                                  480      .3          458      .2          387     .3           285      .2
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    1,799     1.1       15,818     8.0       (2,843)  (2.0)       14,051     7.0
Income taxes (benefit)                                 648      .4        5,694     2.9       (1,023)   (.7)        5,058     2.5
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $   1,151      .7%   $  10,124     5.1%   $  (1,820)  (1.3)  % $   8,993     4.5%
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                  $     .05            $     .41            $    (.08)           $     .37
Diluted earnings (loss) per share                $     .05            $     .41            $    (.07)           $     .36
---------------------------------------------------------------------------------------------------------------------------------


                               Quarter Ended:          May 27,             August 26,         November 25,           March 3,
(Dollars in thousands, except per share data)           2000                 2000                2000                  2001
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $ 146,657   100.0%   $ 190,542   100.0%   $ 134,503  100.0%    $ 192,204   100.0%
Cost of sales (including occupancy expenses)       106,013    72.3      137,296    72.1      101,378   75.4       146,840    76.4
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                        40,644    27.7       53,246    27.9       33,125   24.6        45,364    23.6
Selling, general and administrative expenses        34,846    23.8       42,207    22.1       37,404   27.8        42,363    22.0
Repositioning and asset impairment charges              --      --           --      --           --     --        10,584     5.5
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                              5,798     3.9       11,039     5.8       (4,279)  (3.2)       (7,583)   (3.9)
Interest income - net                                  223      .2          169      .1          328     .2           250      .1
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    6,021     4.1       11,208     5.9       (3,951)  (3.0)       (7,333)   (3.8)
Income taxes (benefit)                               2,228     1.5        4,147     2.2       (1,462)  (1.1)       (2,713)   (1.4)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $   3,793     2.6%   $   7,061     3.7%   $  (2,489)  (1.9)%   $  (4,620)   (2.4)%
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                  $     .16            $     .29            $    (.10)           $    (.19)
Diluted earnings (loss) per share                $     .15            $     .29            $    (.10)           $    (.19)
---------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

[GRAPHIC]

flows expected to result from the use of the asset. If such assets are considered to be impaired, the impairment recognized is measured by comparing projected individual store discounted cash flows to the asset carrying values. The estimation of fair value is measured by discounting expected future cash flows at the discount rate the Company utilizes to evaluate potential investments. Actual results may differ from these estimates and as a result the estimation of fair values may be adjusted in the future.

Repositioning Plan Reserve. During fiscal 2001, the Company recorded reserves in connection with its repositioning plan. The remaining reserve at March 2, 2002 relating to lease obligations for planned store closings requires the use of estimates. Though the Company believes that these estimates accurately reflect the anticipated costs of the repositioning plan, actual results may differ.

Fiscal 2002 Compared to Fiscal 2001. Net sales for fiscal 2002 were $701.4 million, an increase of $37.5 million or 5.7% over fiscal 2001. Of this increase, $14.4 million was attributable to an increase from the 34 existing stores open only part of fiscal 2001, and $20.4 million was from an increase in the number of stores open during the period from 436 at the end of fiscal 2001 to 449 at the end of fiscal 2002. The balance of the increase in net sales was attributable to a comparable store net sales increase of 4.5% in fiscal 2002, which was partially offset by fiscal 2002 containing seven less days than fiscal 2001. Comparable net footwear sales increased 7.1% for fiscal 2002 while comparable net activewear and accessories sales decreased 6.1%. Activewear and accessories were negatively effected by the transition to new merchandise strategies undertaken by the new apparel buying team, however in the fourth quarter of 2002 comparable activewear and accessories sales increased 2.0%.

   Gross profit, which includes product margin less store occupancy costs, for fiscal 2002 was $192.9 million. Excluding the net effect of non-recurring charges of $288,000 in fiscal 2002 and $9.2 million in fiscal 2001 included in cost of sales representing inventory writedowns associated with the repositioning plan, gross profit was $193.2 million in fiscal 2002 and $181.6 million in fiscal 2001. This was an increase of approximately $11.6 million or 6.4% over fiscal 2001, and an increase of approximately 0.2% as a percent of net sales. This 0.2% increase is due to a 0.3% increase in margin for product sold, partially offset by a 0.1% increase in occupancy costs as a percentage of net sales.

   Selling, general and administrative expenses were $167.7 million, an increase of $10.9 million or 6.9% over fiscal 2001, and increased to 23.9% from 23.6% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 27 additional stores opened during 2002. The increase as a percentage of net sales is a result of the fiscal 2001 benefiting from an extra week due to the 53-week retail calendar which added approximately $14.0 million in sales to fiscal 2001.

   In March 2001, the Company approved a repositioning plan (the "Plan") and recorded pre-tax non-recurring repositioning and asset impairment charges totaling $19.8 million in connection with additional inventory markdowns, lease costs and asset impairment charges for 17 planned store closings, and asset impairment charges for 14 identified under-performing stores.

   During 2002 the Company completed its repositioning plan related to aged inventory and recognized an additional $288,000 of expense related to inventory markdowns which was recorded as a component of cost of sales. The repositioning markdown reserve balance is zero as of March 2, 2002.

   In connection with the store closings, the Company established a reserve for future lease payments after store closures of $3.8 million

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

all of which was included in accrued expenses at March 3, 2001. The accrued expense was reduced $2.4 million in fiscal 2002 which represented payments of $434,000 and a decrease in the expected future store closure obligation of $2.0 million, which was taken back into income as a change in estimate. The remaining reserve, which is $1.4 million at March 2, 2002, is reviewed periodically to determine its adequacy.

   Net interest income for fiscal 2002 was $1.6 million compared to net interest income of $1.0 million for fiscal 2001. The increase was the result of increased levels of invested cash due to the Company's progress with the liquidation of aged inventory and fewer store openings in fiscal 2002.

   Income tax expense was $10.4 million for fiscal 2002 compared to $2.2 million for fiscal 2001. The increase in the Company's provision for federal and state taxes in 2002 is due to the increased level of income before taxes slightly offset by a decrease in the effective tax rate to 36% for fiscal 2002 compared to 37% in fiscal 2001.

   Net income increased 392.6% to $18.4 million for fiscal 2002 compared to $3.7 million for fiscal 2001. Diluted net income per share increased 400.0% to $.75 for fiscal 2002 compared to $.15 for fiscal 2001. Diluted weighted average shares outstanding were 24,683,000 and 24,663,000, for fiscal 2002 and 2001, respectively.

Fiscal 2001 Compared to Fiscal 2000. Net sales for fiscal 2001 were $663.9 million, an increase of $77.9 million or 13.3% over fiscal 2000. Of this increase, $33.9 million was attributable to an increase from the 55 existing stores open only part of fiscal 2000, and $26.7 million was from a 6.6% increase in the number of stores open during the period from 409 at the end of fiscal 2000 to 436 at the end of fiscal 2001. The balance of the increase in net sales was attributable to an approximate $14.0 million increase due to fiscal 2001 having seven additional days as compared to fiscal 2000 and a comparable store net sales increase of 1.3% in fiscal 2001. Comparable net footwear sales increased 4.9% for fiscal 2001 while comparable net activewear and accessories sales decreased 10.6%. Net sales per square foot decreased in fiscal 2001 to $256 (on a comparable 52-week year basis) from $272 in fiscal 2000. Activewear and accessories continue to be negatively effected by a significant reduction in the average unit selling price. Net sales per square foot have been negatively impacted by the decrease in activewear sales.

   Gross profit, which includes product margin less store occupancy costs, for fiscal 2001 was $172.4 million. Excluding the effect of non-recurring charges of $9.2 million in fiscal 2001 representing inventory writedowns associated with the repositioning plan discussed below, gross profit was $181.6 million, an increase of approximately $19.1 million or 11.8% over fiscal 2000, and a decrease of approximately 0.4% as a percent of net sales. Of this 0.4% decrease, 0.3% was due to a decrease in margin for product sold, 0.2% was due to an increase in occupancy costs as a percentage of net sales, partially offset by a decrease in inventory shrink of 0.1%.

   Selling, general and administrative expenses were $156.8 million, an increase of $17.5 million or 12.6% over fiscal 2000, and decreased to 23.6% from 23.7% as a percentage of net sales. The dollar increase was primarily attributable to the operating costs related to the 34 additional stores opened during 2001. The decrease as a percentage of net sales is a result of the 53-week year in fiscal 2001 which added approximately $14.0 million in sales to the year.

   In the fourth quarter of 2001, the Company approved a repositioning plan (the "Plan") designed to increase long-term profitability of its retail stores and generate long-term value for stockholders. As part of that plan the Company recorded pre-tax non-recurring repositioning and asset impairment charges totaling $19.8 million ($12.5 million after tax or $.51 per share) in connection with additional inventory markdowns, lease costs and

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

[GRAPHIC]

asset impairment charges for 17 planned store closings, and asset impairment charges for 14 identified under-performing stores.

   The most significant component of the Plan included a more aggressive approach to reducing aged inventory by reconfiguring merchandise assortments to place greater emphasis on better performing fresher merchandise. The additional markdown reserve, which totaled $9.2 million, has been recorded as a component of cost of sales.

   In connection with the store closings, the Company established a reserve for future lease payments after store closures of $3.8 million, all of which is included in accrued expenses at March 3, 2001. Costs were charged against this reserve as paid (expected to be primarily in 2002) and the reserve was reviewed periodically to determine its adequacy.

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

   Income tax expense was $2.2 million for fiscal 2001 compared to $8.4 million for fiscal 2000. The decrease in the Company's provision for federal and state taxes in 2001 is due to the decreased level of income before taxes, slightly offset by an increase in the effective tax rate to 37% for fiscal 2001 from 35% in fiscal 2000.

   Net income decreased 76.0% to $3.7 million for fiscal 2001 compared to $15.6 million for fiscal 2000. Diluted net income per share decreased 75.8% to $.15 for fiscal 2001 compared to $.62 for fiscal 2000. Diluted weighted average shares outstanding were 24,663,000 and 25,039,000, for fiscal 2001 and 2000, respectively.

Quarterly Comparisons. The Company's merchandise is marketed during all seasons, with the highest volume of merchandise sold during the second and fourth fiscal quarters as a result of back-to-school and holiday shopping. The third fiscal quarter has traditionally had the lowest volume of merchandise sold and the lowest results of operations.

   The table on page 26 sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 2002 and fiscal 2001. This quarterly information is unaudited but, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

Liquidity and Capital Resources. The Company finances the opening of new stores and the resulting increase in inventory requirements principally from operating cash flow and cash on hand. Net cash provided by operations was $39.8 million, $44.9 million

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

and $12.1 million respectively, for fiscal 2002, 2001 and 2000. At March 2, 2002, the Company had cash and cash equivalents of $74.5 million and an additional $3.3 million in marketable securities. Cash equivalents are primarily invested in taxable instruments with maturities of one to twenty-eight days. Marketable securities represent securities that range in maturity from 90 days to three years and are primarily invested in tax exempt municipal obligations. Marketable securities are classified as available-for-sale and are available to support current operations.

   Merchandise inventories were $141.9 million at March 2, 2002 compared to $145.5 million at March 3, 2001. On a per square foot basis, merchandise inventories at March 2, 2002 decreased 4.0% compared to March 3, 2001. The company believes current inventory levels are appropriate, based on the industry environment.

   The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $60 million, which expires on September 20, 2003. The Company periodically reviews its ongoing credit needs with its syndicate of commercial banks and currently expects to be able to renew or renegotiate the Facility prior to its expiration for an additional period beyond the current maturity date of September 20, 2003. The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus 1.5% (this rate is available on the first $5 million of borrowings), the bank's LIBOR Rate plus 1.0%, or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the leverage ratio (as defined). At March 2, 2002, there were no borrowings outstanding under the Facility.

   The Facility contains restrictive covenants which limit, among other things, mergers and acquisitions, redemptions of common stock, and payment of dividends. In addition, the Company must maintain a minimum leverage ratio (as defined) and minimum consolidated tangible net worth (as defined). The Company is also subject to a liquidity test and an annual capital expenditure limitation. The Company was in compliance with all such covenants at March 2, 2002.

   Capital expenditures were $13.6 million and $16.4 million for fiscal 2002 and 2001, respectively. Expenditures in 2002 were primarily for the build-out of 27 stores that were opened during fiscal 2002, the remodeling of five existing stores and various corporate projects.

   Expenditures in 2001 were primarily for the build-out of 34 stores that were opened in fiscal 2001, the remodeling of 13 existing stores and various corporate projects.

   Additionally, $12-15 million is for an addition of 275,000 square feet to the corporate office and distribution center. The Company anticipates that total capital expenditures for fiscal 2003 will be approximately $30-35 million. Of this amount, $18-20 million is primarily for the build-out of approximately 30 new stores, the remodeling of 15-20 existing stores, and various corporate projects. Additionally, $12-15 million is for an addition of 275,000 square feet to the corporate office and distribution center. The Company estimates that its cash requirement to open a traditional format new store (averaging approximately 5,000 square feet) to be $500,000 (net of construction allowance). These requirements for a traditional store include approximately $325,000 for fixtures, equipment, and leasehold improvements and $275,000 ($175,000 net of payables) in new store inventory.

   During fiscal 2001, the Company contributed 165,000 shares of Finish Line Class A Common Stock to the Company's retirement plan for its employees. The Company had purchased the shares in fiscal 1999 at an aggregate cost of $1.5 million.

   Effective September 2, 1998, the Board of Directors approved a stock repurchase program. The Company was authorized to purchase on the open market or in privately negotiated transactions,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

[GRAPHIC]

through December 31, 1999, up to 2.6 million shares of the Company's Class A Common Stock outstanding. Effective December 28, 1999, the Board of Directors extended the stock repurchase program through December 31, 2000 at which time it expired. Effective January 18, 2001 the Board of Directors approved a new stock repurchase program, through which the Company is authorized to purchase on the open market or in privately negotiated transactions through February 28, 2004, up to 2.5 million shares of the Company's Class A Common Stock outstanding. As of March 2, 2002, the Company holds 2,083,665 shares of its Class A Common Stock purchased on the open market at an average price of $7.96 per share for an aggregate purchase amount of $16.6 million, and has 2,097,300 shares available to repurchase under the January 2001 program. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

   Management believes that cash on hand, operating cash flow and borrowings under the Company's existing Facility will be sufficient to complete the Company's fiscal 2003 store expansion program and to satisfy the Company's other capital requirements through fiscal 2003.

Market Risk. The Company is exposed to changes in interest rates primarily from its investments in available-for-sale marketable securities. The Company does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates would adversely effect the net fair value of marketable securities by $45,000 at March 2, 2002.

Effects of Inflation. As the costs of inventory and other expenses of the Company have increased, the Company has generally been able to increase its selling prices. In periods of high inflation, increased build-out and other costs could adversely affect the Company's expansion plans.

CONSOLIDATED BALANCE SHEETS


                                            March 2, March 3,                                                 March 2,  March 3,
(in thousands)                                2002     2001       (in thousands)                                2002      2001
---------------------------------------------------------------   ---------------------------------------------------------------
Assets                                                            Liabilities and Stockholders' Equity
Current Assets                                                    Current Liabilities
   Cash and cash equivalents                $ 74,510 $ 45,422        Accounts payable                         $ 50,908  $ 53,450
   Marketable securities                       3,343    6,513        Employee compensation                       7,768     6,640
   Accounts receivable                         2,221    3,476        Accrued property and sales tax              4,036     3,914
   Merchandise inventories                   141,878  145,503        Deferred income taxes                       2,922       906
   Other                                       7,673    7,233        Other liabilities and accrued expenses     10,145     9,597
---------------------------------------------------------------   ---------------------------------------------------------------
   Total current assets                      229,625  208,147        Total current liabilities                  75,779    74,507
---------------------------------------------------------------   ---------------------------------------------------------------
Property and Equipment                                            Long-term deferred rent payments               8,614     7,614
   Land                                          315      315     Stockholders' Equity
   Building                                   10,767   10,486        Preferred stock, $.01 par value;
   Leasehold improvements                     97,724   91,657           1,000 shares authorized; none issued        --        --
   Furniture, fixtures, and equipment         45,685   41,515        Common stock, $.01 par value
   Construction in progress                    2,801    2,849        Class A:
---------------------------------------------------------------         Shares authorized--30,000
                                             157,292  146,822           Shares issued
   Less accumulated depreciation              66,554   52,348              (2002-22,045; 2001-20,022)
---------------------------------------------------------------         Shares outstanding
                                              90,738   94,474              (2002-19,961; 2001-18,181)              220       200
---------------------------------------------------------------      Class B:
                                                                        Shares authorized--12,000
                                                                        Shares issued and outstanding
                                                                           (2002-4,351; 2001-6,268)                 44        63
                                                                     Additional paid-in capital                123,559   122,748
                                                                     Retained earnings                         136,705   118,257
                                                                     Accumulated other
                                                                     comprehensive income                           22        12
                                                                     Treasury stock
---------------------------------------------------------------            (2002-2,084; 2001-1,841)            (16,596)  (14,533)
Other Assets                                                      ---------------------------------------------------------------
   Deferred income taxes                       7,984     6,247    Total stockholders' equity                   243,954   226,747
---------------------------------------------------------------   ---------------------------------------------------------------
   Total assets                             $328,347  $308,868    Total liabilities and stockholders' equity  $328,347  $308,868
---------------------------------------------------------------   ---------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                            Year Ended:             March 2,    March 3,   February 26,
(in thousands, except per share amounts)                             2002        2001         2000
-------------------------------------------------------------------------------------------------------
Net sales                                                         $ 701,426   $ 663,906     $ 585,963
Cost of sales (including occupancy expenses)                        508,533     491,527       423,505
-------------------------------------------------------------------------------------------------------
Gross profit                                                        192,893     172,379       162,458
Selling, general and administrative expenses                        167,681     156,820       139,273
Repositioning and asset impairment charges (reversals)              (2,003)      10,584            --
-------------------------------------------------------------------------------------------------------
Operating income                                                     27,215       4,975        23,185
Interest income-net                                                   1,610         970           826
-------------------------------------------------------------------------------------------------------
Income before income taxes                                           28,825       5,945        24,011
Income taxes                                                         10,377       2,200         8,404
-------------------------------------------------------------------------------------------------------
Net income                                                         $ 18,448    $  3,745     $  15,607
-------------------------------------------------------------------------------------------------------
Basic earnings per share                                           $    .76    $    .15     $     .63
-------------------------------------------------------------------------------------------------------
Diluted earnings per share                                         $    .75    $    .15     $     .62
-------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                     Year       March 2,         March 3,       February 26,
(in thousands)                                                       Ended:      2002              2001            2000
----------------------------------------------------------------------------------------------------------------------------
 Operating activities
 Net income                                                                    $18,448          $ 3,745         $ 15,607
 Adjustments to reconcile net income to net cash provided by operating activities:
    Repositioning and asset impairment charges (reversals)                      (2,003)          10,584               --
    Depreciation                                                                16,318           16,391           14,369
    Contribution of treasury stock to retirement plan                               --            1,758              682
    Loss on sale of available-for-sale marketable securities                        --               --               19
    Deferred income taxes                                                          279           (7,157)           5,292
    Loss on disposal of property and equipment                                      60              247              354
Changes in operating assets and liabilities:
    Accounts receivable                                                          1,255            6,079           (2,604)
    Merchandise inventories                                                      3,625            3,476          (13,676)
    Other current assets                                                          (440)          (5,760)            (232)
    Other assets                                                                    --              209               39
    Accounts payable                                                            (2,542)          11,262           (8,484)
    Employee compensation                                                        1,128            2,003             (388)
    Other liabilities and accrued expenses                                       2,673              779               89
    Deferred rent payments                                                       1,000            1,257            1,015
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       39,801           44,873           12,082
Investing activities
Purchases of property and equipment                                            (13,641)         (16,413)         (26,274)
Proceeds from disposals of property and equipment                                  999              142              366
Proceeds from sale of available-for-sale marketable securities                   3,181            4,960            4,154
Proceeds from maturity of held-to-maturity marketable securities                    --               --            2,155
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (9,461)         (11,311)         (19,599)
Financing activities
Proceeds from short-term debt                                                       --           48,305           84,800
Principal payments on short-term debt                                               --          (48,305)         (84,800)
Proceeds and tax benefits from exercise of stock options                         2,280              192              317
Purchase of treasury stock                                                      (3,532)          (1,393)          (2,852)
----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                           (1,252)          (1,201)          (2,535)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            29,088           32,361          (10,052)
Cash and cash equivalents at beginning of year                                  45,422           13,061           23,113
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $74,510          $45,422         $ 13,061
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

[GRAPHIC]

                                                                                                                        Accumulated
                                              Number of Shares            Amount         Additional                        Other
                                       -----------------------------------------------     Paid-In      Retained       Comprehensive
(in thousands)                         Class A   Class B   Treasury  Class A   Class B     Capital      Earnings           Loss
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 27, 1999            17,598     7,244    1,363     $190      $ 72      $121,954       $ 98,905               -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income for 2000                                                                                     15,607
   Other comprehensive income - Net
   unrealized loss on available-for-
   sale securities, net of tax
   benefit of $22                                                                                                             (41)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock
   to Class A Common Stock                 976      (976)                9        (9)
   ---------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock
options exercised                           51                           1                     316
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                  (472)               472
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock
to profit sharing plan                      50                (50)                              (1)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 26, 2000            18,203     6,268    1,785      200        63       122,269        114,512             (41)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income for 2001                                                                                      3,745
   Other comprehensive income - Net
   unrealized gain on available-for-
   sale securities, net of tax
   expense of $30                                                                                                              53
------------------------------------------------------------------------------------------------------------------------------------
 Total comprehensive income
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock
   options exercised                        34                                                 192
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                  (221)               221
------------------------------------------------------------------------------------------------------------------------------------
Contribution of Treasury Stock
to profit sharing plan                     165               (165)                             287
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 3, 2001                18,181     6,268    1,841      200        63       122,748        118,257              12
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income for 2002                                                                                     18,448
   Other comprehensive income - Net
   unrealized gain on available-for-
   sale securities, net of tax
   expense of $6                                                                                                               10
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Class A Common Stock
options exercised                          266               (160)       1                     811
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock purchased                  (403)               403
------------------------------------------------------------------------------------------------------------------------------------
Conversion of Class B Common Stock
   to Class A Common Stock               1,917    (1,917)               19       (19)
------------------------------------------------------------------------------------------------------------------------------------

Balance at March 2, 2002                19,961     4,351    2,084     $220      $ 44      $123,559       $136,705            $ 22
------------------------------------------------------------------------------------------------------------------------------------

                                             Treasury
(in thousands)                               Stock           Totals
---------------------------------------------------------------------
Balance at February 27, 1999                 $(12,442)      $208,679
---------------------------------------------------------------------
Comprehensive income:
   Net income for 2000                                        15,607
   Other comprehensive income - Net
   unrealized loss on available-for-
   sale securities, net of tax
   benefit of $22                                                (41)
---------------------------------------------------------------------
Total comprehensive income                                    15,566
---------------------------------------------------------------------
Conversion of Class B Common Stock
   to Class A Common Stock                                         -
---------------------------------------------------------------------
Non-qualified Class A Common Stock
options exercised                                                317
---------------------------------------------------------------------
Treasury Stock purchased                       (2,852)        (2,852)
---------------------------------------------------------------------
Contribution of Treasury Stock
to profit sharing plan                            683            682
---------------------------------------------------------------------
Balance at February 26, 2000                  (14,611)       222,392
---------------------------------------------------------------------
Comprehensive income:
   Net income for 2001                                         3,745
   Other comprehensive income - Net
   unrealized gain on available-for-
   sale securities, net of tax
   expense of $30                                                 53
---------------------------------------------------------------------
 Total comprehensive income                                    3,798
---------------------------------------------------------------------
Non-qualified Class A Common Stock
   options exercised                                             192
---------------------------------------------------------------------
Treasury Stock purchased                       (1,393)        (1,393)
---------------------------------------------------------------------
Contribution of Treasury Stock
to profit sharing plan                          1,471          1,758
---------------------------------------------------------------------
Balance at March 3, 2001                      (14,533)       226,747
---------------------------------------------------------------------
Comprehensive income:
   Net income for 2002                                        18,448
   Other comprehensive income - Net
   unrealized gain on available-for-
   sale securities, net of tax
   expense of $6                                                  10
---------------------------------------------------------------------
Total comprehensive income                                    18,458
---------------------------------------------------------------------
Non-qualified Class A Common Stock
options exercised                               1,469          2,281
---------------------------------------------------------------------
Treasury Stock purchased                       (3,532)        (3,532)
---------------------------------------------------------------------
Conversion of Class B Common Stock
   to Class A Common Stock                                         -
---------------------------------------------------------------------

Balance at March 2, 2002                     $(16,596)      $243,954
---------------------------------------------------------------------

See accompanying notes.
                                                                              35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include the accounts of The Finish Line, Inc. and its wholly-owned subsidiary Spike's Holding, Inc. (collectively the "Company"). All significant intercompany transactions and balances have been eliminated. Throughout these notes to the financial statements, the fiscal years ended March 2, 2002, March 3, 2001 and February 26, 2000 are referred to as 2002, 2001 and 2000, respectively.

   The Company uses a "Retail" calendar. The Company's fiscal year ends on the Saturday closest to the last day of February and included 52 weeks in 2002, 53 weeks in 2001 and 52 weeks in 2000.

   Nature of Operations. Finish Line is a specialty retailer of men's, women's and children's brand-name athletic, outdoor and lifestyle footwear, activewear and accessories. The Company manages its business on the basis of one reportable segment. Finish Line stores average approximately 6,001 square feet in size and are primarily located in enclosed malls throughout most of the United States.

   In 2002, the Company purchased approximately 78% of its merchandise from its five largest suppliers. The largest supplier, Nike, accounted for approximately 56%, 53% and 49% of merchandise purchases in 2002, 2001 and 2000 respectively.

Use of Estimates. Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings Per Share. Earnings per share are calculated based on the weighted-average number of outstanding common shares. Diluted earnings per share are calculated based on the weighted-average number of outstanding common shares, plus the effect of dilutive stock options. All per-share amounts, unless otherwise noted, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

Revenue Recognition. Revenues from retail sales are recognized at the time the customer receives the merchandise.

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Merchandise Inventories. Merchandise inventories are valued at the lower of cost or market using a weighted-average cost method, which approximates the first-in, first-out method.

Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets, or where applicable, the terms of the respective leases, whichever is shorter.

Impairment of Long-Lived Assets. The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of." The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by comparing projected individual store discounted cash flows to the asset carrying values.

Store Opening and Closing Costs. Store opening costs and other non-capitalized expenditures incurred prior to opening new retail stores are expensed as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease obligation, less sublease rental income, is provided for when a decision to close the store is made.

[GRAPHIC]

Deferred Rent Payments. The Company is a party to various lease agreements which require scheduled rent increases over the noncancelable lease term. Rent expense for such leases is recognized on a straight-line basis over the related lease term. The difference between rent based upon scheduled monthly payments and rent expense recognized on a straight-line basis is recorded as deferred rent payments.

Advertising. The Company generally expenses the cost of advertising as incurred. Advertising expense net of co-op credits for the years ended 2002, 2001 and 2000 amounted to $11,158,000, $10,203,000 and $9,203,000 respectively.

Financial Instruments. Financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. The fair value of marketable securities is determined on the basis of market quotes by brokers and is disclosed in Note 2.

   The Company classifies its marketable securities in one of three categories: trading, available-for-sale, or held-to-maturity. Held-to-maturity securities are those securities which the Company has the positive intent and ability to hold until maturity. Marketable securities not included in trading or held-to-maturity are classified as available-for-sale.

   Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. The Company has no held-to-maturity or trading securities at March 2, 2002 or March 3, 2001.

   At March 2, 2002 and March 3, 2001, the Company had not invested in, nor did it have, any derivative financial instruments.

 2. Marketable Securities

The following is a summary of available-for-sale marketable securities:

                                                 Gross         Gross      Estimated
                                 Amortized    Unrealized    Unrealized      Fair
(in thousands)                     Cost          Gains        Losses        Value
--------------                     ----          -----        ------        -----

March 2, 2002
   municipal obligations          $ 3,307         $ 43        $  (7)       $ 3,343
   -------------------------------------------------------------------------------
March 3, 2001
   municipal obligations          $ 6,493         $ 46        $ (26)       $ 6,513
   -------------------------------------------------------------------------------

The amortized cost and estimated fair value of marketable securities at March 2, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                    Estimated
                                                       Amortized      Fair
(in thousands)                                           Cost         Value
-----------------------------------------------------------------------------

Due in one year or less                                 $ 2,807      $ 2,825
Due after one year through two years                        500          518
-----------------------------------------------------------------------------
                                                        $ 3,307      $ 3,343
-----------------------------------------------------------------------------

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

3. Debt Agreement

The Company has an unsecured committed Credit Agreement (the "Facility") with a syndicate of commercial banks in the amount of $60,000,000, which expires on September 20, 2003. At March 2, 2002, there were no borrowings outstanding under the Facility. Letters of credit amounting to $2,571,000 relating to purchase commitments were outstanding at March 2, 2002.

   The Facility contains restrictive covenants which limit, among other things, mergers, acquisitions, redemptions of common stock, and payment of dividends. In addition, the Company must maintain a minimum leverage ratio (as defined) and minimum consolidated tangible net worth (as defined). The Company is also subject to a liquidity test and an annual capital expenditure limitation. The Company was in compliance with all restrictive covenants of the debt agreement in effect at March 2, 2002.

   The interest rate on the Facility is, at the Company's election, either a negotiated rate approximating the federal funds effective rate plus 1.5% (this rate is available on the first $5,000,000 of borrowings), the bank's LIBOR Rate plus 1.0% or the bank's prime commercial lending rate. The margin percentage added to the LIBOR Rate is subject to adjustment quarterly based on the leverage ratio (as defined). Interest expense, which approximated interest paid, for 2002, 2001 and 2000 was $0, $26,000 and $185,000 respectively. The Company pays a commitment fee on the unused portion of the Facility at an effective annual rate of .25%.

4. Leases

The Company leases retail stores under noncancelable operating leases which generally have lease terms ranging from five to ten years. Most of these lease arrangements do not provide for renewal periods. Many of the leases contain contingent rental provisions computed on the basis of store sales. In addition to rent payments,these leases generally require the Company to pay real estate taxes, insurance, maintenance, and other costs. The components of rent expense incurred under these leases are as follows:

(in thousands)             2002         2001         2000
-----------------------------------------------------------
Base Rent                $ 53,819     $ 50,341     $ 44,211
Deferred Rent               1,000        1,257        1,014
Contingent Rent             2,088        2,299        1,628
-----------------------------------------------------------
Rent Expense             $ 56,907     $ 53,897     $ 46,853
-----------------------------------------------------------

A schedule of future base rent payments by fiscal year for signed operating leases at March 2, 2002 with initial or remaining non-cancelable terms of one year or more is as follows:

(in thousands)
------------------------------------
2003                        $ 55,728
2004                          54,202
2005                          50,922
2006                          47,943
2007                          44,982
Thereafter                   119,629
------------------------------------
                            $373,406
------------------------------------

This schedule of future base rent payments includes lease commitments for four new stores and four remodels which were not open as of March 2, 2002.

[GRAPHIC]

5. Income Taxes

The components of income taxes are as follows:

(in thousands)              2002        2001      2000
--------------------------------------------------------
Currently payable:
   Federal               $  9,553     $ 8,342    $ 2,756
   State                      562       1,015        356
--------------------------------------------------------
                           10,115       9,357      3,112
--------------------------------------------------------
Deferred:
   Federal                    247      (6,411)     4,687
   State                       15        (777)       605
--------------------------------------------------------
                              262      (7,157)     5,292
--------------------------------------------------------
                         $ 10,377     $ 2,200    $ 8,404
--------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   March 2,    March 3,
(in thousands)                                       2002        2001
----------------------------------------------------------------------
Deferred tax assets:
   Rent accrual                                   $  3,794    $  4,225
   Property and equipment                            4,651       3,372
   Uniform capitalization                            1,268       1,132
   Vacation accrual                                    716         579
   Other                                               142         231
----------------------------------------------------------------------
Total deferred tax assets                           10,571       9,539
----------------------------------------------------------------------
Deferred tax liability - Inventory                  (5,509)     (4,198)
----------------------------------------------------------------------
Net deferred tax asset                            $  5,062    $  5,341
----------------------------------------------------------------------

The effective income tax rate varies from the statutory federal income tax rate for 2002, 2001 and 2000 due to the following:

                                                   2002     2001     2000
--------------------------------------------------------------------------
Tax at statutory federal income tax rate          35.0 %   35.0 %    35.0 %
State income taxes, net of federal benefit         2.6 %    2.6 %     2.6 %
Tax exempt interest                               (0.4)%   (5.9)%    (4.3)%
Other                                             (1.2)%    5.3 %     1.7 %
--------------------------------------------------------------------------
                                                  36.0 %   37.0 %    35.0 %
--------------------------------------------------------------------------

Payments of income taxes for 2002, 2001 and 2000 were $8,257,000, $5,678,000 and $4,751,000 respectively.

6. Retirement Plan

The Company sponsors a defined contribution profit sharing plan which covers substantially all employees who have completed one year of service. Contributions to this plan are discretionary and are allocated to employees as a percentage of each covered employee's wages. During 2001 the Company amended and restated the plan to add a 401(k) feature whereby the Company matches 100 percent of employee contributions to the plan up to three percent of an employee's wages. The Company's total expense for the plan in 2002, 2001 and 2000 amounted to $1,603,000, $1,036,000 and $1,626,000 respectively.

7. Stock Options

The Board of Directors has reserved 3,500,000 shares of Class A Common Stock for issuance upon exercise of options or other awards under the option plan. Stock options have been granted to directors, officers and other key employees. Generally, options outstanding under the plans are exercisable at a price equal to the fair market value on the date of grant, vest over four years and expire ten years after the date of grant.

   The Company has elected to follow Accounting Principles Board Opinion (APB) No 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB No. 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   During February 2002, the Company awarded 105,000 options at a price equal to $1.00 which cliff vest after four years and expire ten years after the date of grant. Total compensation expense recognized for these option awards was $33,000 for 2002 and will approximate $402,000 in 2003.

   SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma information as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period.

   Under the fair value method, the Company's net income and earnings per share would have been as follows:

(in thousands)                                  2002       2001         2000
-----------------------------------------------------------------------------
Net income
   As reported                               $18,448      $3,745      $15,607
   Pro forma                                  17,177       2,190       14,154
-----------------------------------------------------------------------------
Diluted earnings per share
   As reported                               $   .75      $  .15      $   .62
   Pro forma                                     .71         .09          .58
-----------------------------------------------------------------------------

The estimated weighted-average fair value of the individual options granted during 2002, 2001 and 2000 was $9.46, $6.35 and $4.20 respectively, on the date of grant. The fair values for all years were determined using a Black-Scholes option-pricing model with the following assumptions:

                                                2002        2001         2000
------------------------------------------------------------------------------
Dividend yield                                    0 %         0 %          0 %
------------------------------------------------------------------------------
Volatility                                     75.7 %      78.0 %       77.9 %
------------------------------------------------------------------------------
Risk-free interest rate                        5.14 %      6.20 %       6.58 %
------------------------------------------------------------------------------
Expected life                                 7 years     7 years      7 years
------------------------------------------------------------------------------

A reconciliation of the Company's stock option activity and related information is as follows:

                                          Number             Weighted-Average
                                        of Options            Exercise Price
-----------------------------------------------------------------------------
February 27, 1999                        1,587,316                $ 10.81
   Granted                                 439,300                   5.52
   Exercised                               (50,751)                  3.92
   Canceled                               (166,825)                 12.73
-----------------------------------------------------------------------------
February 26, 2000                        1,809,040                 $ 9.55
   Granted                                  12,000                   8.38
   Exercised                               (34,200)                  4.24
   Canceled                                (76,105)                 10.64
-----------------------------------------------------------------------------
March 3, 2001                            1,710,735                 $ 9.59
   Granted                               1,020,450                  10.76
   Exercised                              (265,765)                  5.40
   Canceled                               (191,810)                 11.74
-----------------------------------------------------------------------------
March 2, 2002                            2,273,610                $ 10.43
-----------------------------------------------------------------------------

[GRAPHIC]

   The following table summarizes information concerning outstanding and exercisable options at March 2, 2002:

                            Weighted-
                             Average      Weighted-                  Weighted-
Range of                    Remaining      Average                    Average
Exercise       Number      Contractual     Exercise       Number     Exercise
 Prices     Outstanding       Life          Price      Exercisable     Price
 ------     -----------       ----          -----      -----------     -----
  $1-$5        317,625        5.5            3.03        212,625        4.03
 $5-$10      1,053,510        8.0            7.46        271,900        7.78
$10-$15        292,975        6.1           13.51        273,975       13.65
$15-$25        609,500        8.4           17.94        181,150       21.57
-------      ---------        ---           -----        -------       -----

   Options exercisable were 946,650; 950,375 and 721,192 at fiscal year end 2002, 2001 and 2000, respectively.

 8.  Earnings Per Share

The following is a reconciliation of the numerators and denominators used in computing earnings per share:

(in thousands, except per share amounts)      2002       2001       2000
----------------------------------------      ----       ----       ----
Income available to
common stockholders                         $18,448     $ 3,745    $15,607
-------------------                         -------     -------    -------
Basic earnings per share:
Weighted-average number of
   common shares outstanding                 24,312      24,458     24,848
Basic earnings per share                    $   .76     $   .15    $   .63
------------------------                    -------     -------    -------
Diluted earnings per share:
Weighted-average number of
   common shares outstanding                 24,312      24,458     24,848
Stock options                                   371         205        191
-------------                               -------     -------    -------
Diluted weighted-average number
   of common shares outstanding              24,683      24,663     25,039
-------------------------------             -------     -------    -------
Diluted earnings per share                  $   .75     $   .15    $   .62
--------------------------                  -------     -------    -------

 9.  Common Stock

At March 2, 2002, shares of the Company's stock outstanding consisted of Class A and Class B Common Stock. Class A and Class B Common Stock have identical rights with respect to dividends and liquidation preference. However, Class A and Class B Common Stock differ with respect to voting rights, convertibility and transferability.

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

   The Company's Board of Directors approved a stock repurchase program in which the Company was authorized to purchase on the open market or in privately negotiated transactions, through December 31, 2000, up to 2,600,000 shares of Class A Common Stock outstanding. Effective January 18, 2001, the Board of Directors approved a new stock repurchase program. The Company is authorized to purchase on the open market or in privately negotiated transactions through February 28, 2004, up to 2,500,000 shares of the Company's Class A Common Stock outstanding. As of March 2, 2002, the Company holds as treasury shares 2,083,665 shares of its Class A Common Stock at an average price of $7.96 per share for an aggregate purchase amount of $16,596,000, and has 2,097,300 shares available to repurchase under the January, 2001 plan. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

10. Repositioning and Asset Impairment Charges

In the fourth quarter of 2001, the Company approved a repositioning plan (the "Plan"). As part of that Plan, the Company recorded pre-tax non-recurring repositioning and asset impairment charges totaling $19,809,000 in connection with additional inventory markdowns, lease costs and asset impairment charges for 17 planned store closings, and asset impairment charges for 14 identified under-performing stores.

   The most significant component of the Plan included a more aggressive approach to reducing aged inventory by reconfiguring merchandise assortments to place greater emphasis on better performing fresher merchandise. The additional markdown reserve, which totaled $9,225,000, was recorded as a component of cost of sales in 2001. During 2002 the Company completed its repositioning plan related to aged inventory and recognized an additional $288,000 of expense related to inventory markdowns which was recorded as a component of cost of sales in 2001. The repositioning markdown reserve balance is zero as of March 2, 2002.

   In connection with the store closings, the Company established in 2001 a reserve for future lease payments after store closures of $3,806,000, all of which was included in accrued expenses at March 3, 2001. During 2002, the accrued expense was reduced $2,437,000 which represented payments of $434,000 and a decrease in the expected future lease store closure obligation of $2,003,000. The reserve balance at March 2, 2002 is $1,369,000. Costs will be charged against this reserve as incurred and the reserve will be reviewed periodically to determine its adequacy.

   The Company recorded an asset impairment charge in 2001 pursuant to the requirements of SFAS No. 121, of $3,140,000 related to the planned store closings. The fixed assets written off could not readily be used at other store locations nor was there a ready market outside the Company to determine fair value. The assets, consisting principally of fixtures and leasehold improvements, were discarded at the time of store closing. Accordingly, the asset impairment charge recorded represented the carrying value of the assets at the time of approval of the repositioning plan and depreciation of these assets was discontinued at that time. Operating results for the individual stores are included in operations through the closing dates of the respective stores.

   In 2001 the Company also reviewed its under-performing stores for asset impairment charges. The asset impairment test was applied to all stores with negative contribution and cash flows. An asset impairment charge in 2001 of $3,638,000 was calculated as the difference between the carrying amount of the assets and each store's estimated future discounted cash flows.

REPORT OF INDEPENDENT AUDITORS

[GRAPHIC]

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE FINISH LINE, INC.

We have audited the accompanying consolidated balance sheets of The Finish Line, Inc. as of March 2, 2002 and March 3, 2001, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Finish Line, Inc. at March 2, 2002 and March 3, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 2, 2002, in conformity with accounting principles generally accepted in the United States.

                                                        (SGD) Ernst & Young, LLP

Fort Wayne, Indiana
March 21, 2002

MARKET PRICE OF COMMON STOCK

Quarter Ended              Fiscal 2002        Fiscal 2001
--------------------------------------------------------------
                          High      Low      High       Low
--------------------------------------------------------------
May                    $ 10.61    $ 5.88   $ 11.63    $ 5.50
--------------------------------------------------------------
August                   12.71      8.92      9.13      5.63
--------------------------------------------------------------
November                 13.10      8.55      9.00      6.50
--------------------------------------------------------------
February                 17.55     12.45      8.88      4.75
--------------------------------------------------------------

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

SENIOR OFFICERS AND DIRECTORS



                                                                                               Officer or Director
Name                    Age                        Position                                            Since
------------------------------------------------------------------------------------------------------------------
Alan H. Cohen                  55   Chairman of the Board of Directors
                                    President and Chief Executive Officer                               1976
------------------------------------------------------------------------------------------------------------------
David I. Klapper (3)           53   Senior Executive Vice President, Director                           1976
------------------------------------------------------------------------------------------------------------------
Larry J. Sablosky              53   Senior Executive Vice President, Director                           1982
------------------------------------------------------------------------------------------------------------------
Steven J. Schneider            46   Executive Vice President--COO, CFO and Asst. Secretary              1989
------------------------------------------------------------------------------------------------------------------
Glenn S. Lyon                  51   Executive Vice President--Chief Merchandising Officer               2001
------------------------------------------------------------------------------------------------------------------
Gary D. Cohen                  49   Executive Vice President--General Counsel and Secretary             1997
------------------------------------------------------------------------------------------------------------------
Donald E. Courtney             47   Executive Vice President--CIO and Distribution                      1989
------------------------------------------------------------------------------------------------------------------
George S. Sanders              44   Executive Vice President--Real Estate and Store
                                    Development                                                         1994
------------------------------------------------------------------------------------------------------------------
Michael L. Marchetti           51   Executive Vice President--Store Operations                          1995
------------------------------------------------------------------------------------------------------------------
Kevin S. Wampler               39   Senior Vice President--Chief Accounting Officer and
                                    Asst. Secretary                                                     1997
------------------------------------------------------------------------------------------------------------------
Robert A. Edwards              39   Senior Vice President--Distribution                                 1997
------------------------------------------------------------------------------------------------------------------
Kevin G. Flynn                 38   Senior Vice President--Marketing                                    1997
------------------------------------------------------------------------------------------------------------------
James B. Davis                 39   Senior Vice President--Real Estate                                  1997
------------------------------------------------------------------------------------------------------------------
Joseph L. Gravitt              42   Senior Vice President--Store Personnel                              1998
------------------------------------------------------------------------------------------------------------------
Roger C. Underwood             32   Senior Vice President--Information Systems                          2000
------------------------------------------------------------------------------------------------------------------
Jonathan K. Layne (2)(3)(4)    48   Director                                                            1992
------------------------------------------------------------------------------------------------------------------
Jeffrey H. Smulyan (1)(2)(5)   54   Director                                                            1992
------------------------------------------------------------------------------------------------------------------
Stephen Goldsmith (1)(6)       55   Director                                                            1999
------------------------------------------------------------------------------------------------------------------
Bill Kirkendall (1)(7)         48   Director                                                            2001
------------------------------------------------------------------------------------------------------------------

(1)  Member of the Audit Committee
(2)  Member of the Compensation and Stock Option Committee
(3)  Member of the Finance Committee
(4)  Mr. Layne is a partner in the law firm of Gibson, Dunn & Crutcher LLP
(5) Mr. Smulyan is Chairman of the Board and President of Emmis Communications Corporation
(6)  Mr. Goldsmith is a partner in the law firm of Baker & Daniels LLP
(7) Mr. Kirkendall is Chief Executive Officer and President of Orlimar Golf Company

STOCKHOLDER INFORMATION                                                   [LOGO]






Transfer Agent and Registrar:
American Stock Transfer & Trust Co.
Shareholder Services
40 Wall Street
New York, NY 10005

Stock Market Information:
The Company's Class A Common Stock is traded on the NASDAQ National Market under the symbol FINL. As of April 12, 2002, the approximate number of holders of record of Class A Common Stock was 291. The Company believes that the number of beneficial holders of its Class A Common Stock was in excess of 500 as of that date. On April 12, 2002, the closing price for the Company's Class A Common Stock, as reported by NASDAQ was $18.74.

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

                                                              Finish Line
                                              3308 North Mitthoeffer Road [LOGO]
                                              Indianapolis, Indiana 46235






WWW.FINISHLINE.COM